Filed by: Sayona Mining Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Piedmont Lithium Inc.

Commission File Number: 001-38427

The following communication is being filed in connection with the proposed merger of Sayona Mining Limited and Piedmont Lithium Inc.

Notice of Meeting and Explanatory Memorandum — Sayona merger with Piedmont Lithium and capital raising VOTE IN FAVOUR Australian Legal Adviser US Legal Adviser Financial Adviser Your Sayona Board recommends that you vote in favour of all the Resolutions, in the absence of a Superior Proposal or Intervening Event. This is an important document and requires your immediate attention. You should read it entirely before deciding whether or not to vote in favour of the Resolutions. If you are in any doubt about how to deal with this document, you should contact your broker or financial, taxation, legal or other professional adviser immediately.

General This Explanatory Memorandum is important and requires your immediate attention. You should read this Explanatory Memorandum in full before making any decision as to how to vote at the EGM. Nature of this Explanatory Memorandum This Explanatory Memorandum has been prepared for Sayona Shareholders in connection with the EGM to be held as a hybrid meeting, meaning that Sayona Shareholders may attend the meeting at the physical location or online at www.meetnow.global/MWMRHN9 on 31 July 2025 at 10:30am (AEST). The purpose of this Explanatory Memorandum is to provide Sayona Shareholders with information that the Sayona Directors believe to be material to deciding whether or not to approve the Resolutions detailed in the Notice of Meeting. ASX A copy of this Explanatory Memorandum has been provided to the ASX. Neither the ASX, nor any of its officers, takes any responsibility for the contents of this Explanatory Memorandum. Notice of Meeting The Notice of Meeting is set out in Annexure 1. No investment advice This Explanatory Memorandum has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Sayona Shareholder or any other person. The information and recommendations contained in this Explanatory Memorandum do not constitute, and should not be taken as, financial product advice. The Sayona Directors encourage you to seek independent financial and taxation advice before making any investment decision and any decision as to whether or not to vote in favour of the Resolutions. This Explanatory Memorandum should be read in its entirety before making a decision on whether or not to vote in favour of the Resolutions. In particular, it is important that you consider the potential risks if the Merger and Conditional Placement do not proceed, as set out in Section 10. If you are in doubt as to the course you should follow, you should consult an independent and appropriately licensed and authorised professional adviser immediately. Summary information The Explanatory Memorandum does not purport to be all-inclusive or to contain all the information that you or any other party may require to evaluate the prospects of Sayona. The information in this Explanatory Memorandum should be read in conjunction with Sayona’s other periodic and continuous disclosure announcements lodged with the Australian Securities Exchange (ASX), which are available at www.asx.com.au, as well as Piedmont Lithium’s periodic and current reports and other disclosures filed with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. To the fullest extent permitted by law, Sayona and its affiliates, Related Bodies Corporate, officers, employees, partners, agents and advisers make no representation or warranty (express or implied) as to the currency, accuracy, reliability, reasonableness or completeness of the information in this Explanatory Memorandum and expressly disclaim all responsibility and liability for any loss or damage arising in respect of your reliance on the information contained in this Explanatory Memorandum (including your reliance on the accuracy, completeness or reliability of that information), or any errors in or omissions from this Explanatory Memorandum, including any liability arising from negligence. The content of this Explanatory Memorandum is provided as at the date of this Explanatory Memorandum (unless otherwise stated). Financial information and forward looking statements All financial information in this Explanatory Memorandum is in Australian Dollars ($, AU$ or AUD) unless otherwise stated. This Explanatory Memorandum includes certain pro forma financial information. The pro forma financial information provided in this Explanatory Memorandum is for illustrative purposes only and is not represented as being indicative of Sayona’s views on its, nor anyone else’s, future financial position and/or performance or any scale benefits, synergies or opportunities that may be realised as a result of the Merger. This Explanatory Memorandum contains “forward looking statements” concerning the financial conditions, results of operations and business of Sayona. All statements other than statements of fact or aspirational statements, are or may be deemed to be “forward looking statements”. Important notices 2Notice of Meeting and Explanatory Memorandum

Often, but not always, forward looking statements can generally be identified by the use of forward looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, “outlook”, “predict”, “contemplate”, “forecast”, “likely”, “believe”, “target”, “could”, “would”, “should”, “potential” and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, future or anticipated production or construction commencement dates and expected costs, resources and reserves, exploration results or production outputs. Forward looking statements are statements of future expectations that are based on management’s current expectations and assumptions and known and unknown risks and uncertainties that could cause the actual results, performance or events to differ materially from those expressed or implied in these statements. These risks include, but are not limited to risks related to the Merger and/or Conditional Placement, including the risk that conditions are not satisfied, the risk of litigation, uncertainties as to the timing, risks of disruption to current plans or operations, risks to ability to hire key personnel, competitive responses to the Merger and/ or Conditional Placement, potential adverse reactions to relationship with customers, Sayona’s ability to achieve synergies, as well as delays, challenges and expenses associated with integrating Sayona’s existing businesses. Such risks also include price fluctuations, actual demand, currency fluctuations, drilling and production results, resource and reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Other factors that might cause such a difference include those discussed in the Registration Statement filed in connection with the Merger. The forward-looking statements included in this communication are made only as of the date hereof and Sayona undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Mineral Resources and Ore Reserves — Sayona The information in this Explanatory Memorandum that relates to the mineral resource and ore reserves estimates of Sayona’s projects (i.e. NAL, Authier and Moblan) has been extracted from the following ASX announcements: • NAL (Mineral Resources): Sayona announcement “North American Lithium Mineral Resource increases 51% to 88Mt” released on 27 August 2024 • NAL (Ore Reserves): Sayona announcement “Definitive Feasibility Study Confirms NAL Value with AU$2.2B NPV” released on 14 April 2023 • Authier (Mineral Resources): Sayona announcement “Definitive Feasibility Study Confirms NAL Value With AU$2.2B NPV” released on 14 April 2023 • Authier (Ore Reserves): Sayona announcement “Definitive Feasibility Study Confirms NAL Value with AU$2.2B NPV” released on 14 April 2023 • Moblan (Mineral Resources): Sayona announcement “Moblan Mineral Resource increases 81% to 93Mt” released on 27 August 2024 • Moblan (Ore Reserves): Sayona announcement “Moblan Lithium Project Definitive Feasibility Study” released on 20 February 2024 The NAL ore reserve estimates have been subsequently updated for mining depletion, as set out in Sayona’s market announcement titled “Annual Report to Shareholders” released on 30 August 2024 and which is available at www.asx.com.au and reflected in this release. Sayona confirms that it is not aware of any new information or data that materially affects the information included in that market announcement and that all material assumptions and technical parameters underpinning the estimates in that market announcement continue to apply and have not materially changed. Sayona confirms that the form and context in which the Competent Person’s (as defined in the JORC Code) findings are presented have not been materially modified from that market announcement. 3Notice of Meeting and Explanatory Memorandum

Mineral Resources and Ore Reserves — Piedmont Lithium The information in this Explanatory Memorandum that relates to the mineral resource and ore reserves estimates of Piedmont Lithium’s Carolina Lithium Project has been extracted from the ASX announcement titled “Piedmont Completes BFS of the Carolina Lithium Project” released on 15 December 2021 and which is available at www.asx.com.au. Piedmont Lithium confirms that it is not aware of any new information or data that materially affects the information included in that market announcement and that all material assumptions and technical parameters underpinning the estimates in that market announcement continue to apply and have not materially changed. Piedmont Lithium confirms that the form and context in which the Competent Person’s (as defined in the JORC Code) findings are presented have not been materially modified from that market announcement. Production target disclosure — Sayona The information in this Explanatory Memorandum that relates to the production targets for Sayona’s projects (i.e. NAL, Moblan and Authier) has been extracted from the following ASX announcements: • NAL: Sayona announcement “Definitive Feasibility Study Confirms NAL Value with AU$2.2B NPV” released on 14 April 2023 • Moblan: Sayona announcement “Moblan Lithium Project Definitive Feasibility Study” released on 20 February 2024 • Authier: Sayona announcement “Definitive Feasibility Study Confirms NAL Value with AU$2.2B NPV” released on 14 April 2023 Sayona confirms that all the material assumptions underpinning the production targets in each of those market announcements continue to apply and have not materially changed. Each of those announcements is available from www.asx.com.au. Production target disclosure — Piedmont Lithium The information in this Explanatory Memorandum that relates to the production target for Piedmont Lithium’s Carolina Lithium project has been extracted from the following ASX announcement “Piedmont Completes Bankable Feasibility Study of the Carolina Lithium Project with positive results” released by Piedmont Lithium on 15 December 2021 and which is available at www.asx. com.au. Piedmont Lithium confirms that all the material assumptions underpinning the production in that market announcement continue to apply and have not materially changed. A copy of that announcement is available from www.asx.com.au. JORC Code It is a requirement of the ASX Listing Rules that the reporting of Ore Reserves and Mineral Resources in Australia comply with the Joint Ore Reserves Committee’s Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code). Investors outside Australia should note that while Ore Reserves and Mineral Resource estimates of Sayona in this document comply with the JORC Code, they may not comply with the relevant guidelines in other countries and, in particular, do not comply with (i) National Instrument 43-101 (Standards and Disclosure for Mineral Projects) of the Canadian Securities Administrators (the “Canadian NI 43-101 Standards”); or 1300 of Regulation S-K which governs disclosures of mineral reserves in registration statements filed with the SEC. Information contained in this Explanatory Memorandum describing mineral deposits may not be comparable to similar information made public by companies subject to the reporting disclosure requirements of Canadian and US securities laws. Responsibility statement Sayona has prepared, and is responsible for, the Sayona Information. Neither Piedmont Lithium nor any of its Subsidiaries, directors, officers, employees or advisers assume any responsibility for the accuracy or completeness of such information. Piedmont Lithium has prepared, and is responsible for, the Piedmont Lithium Information. Neither Sayona nor any of its Subsidiaries, directors, officers, employees or advisers assume any responsibility for the accuracy or completeness of such information. No consenting party has withdrawn their consent to be named before the date of this Explanatory Memorandum. 4Notice of Meeting and Explanatory Memorandum

Charts and diagrams Any diagrams, charts, graphs or tables appearing in this Explanatory Memorandum are illustrative only and may not be drawn to scale. Unless stated otherwise, all data contained in diagrams, charts, graphs and tables is based on information available as at 20 June 2025. Timetable and dates All times and dates referred to in this Explanatory Memorandum are times and dates in Brisbane, Australia, unless otherwise indicated. All times and dates relating to the implementation of the Merger referred to in this Explanatory Memorandum may change and, among other things, are subject to all necessary approvals from Governmental Entities. External websites Unless expressly stated otherwise, the content of the websites of Sayona and Piedmont Lithium do not form part of this Explanatory Memorandum and Sayona Shareholders should not rely on any such content. Privacy Sayona may collect personal information in the process of implementing the Merger. The type of information that it may collect about you includes your name, contact details and information on your shareholding in Sayona and the names of persons appointed by you to act as a proxy, attorney or corporate representative at the EGM as relevant to you. The collection of some of this information is required or authorised by the Corporations Act. The primary purpose of the collection of personal information is to assist Sayona to conduct the EGM and implement the Merger. Without this information, Sayona may be hindered in its ability to issue this Explanatory Memorandum and implement the Merger. Personal information of the type described above may be disclosed to the Sayona Share Registry, third party service providers (including print and mail service providers and parties otherwise involved in the conduct of the EGM), authorised securities brokers, professional advisers, Related Bodies Corporate of Sayona, Governmental Entities, and also where disclosure is otherwise required or allowed by law. Sayona Shareholders who are individuals and the other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected in relation to them. If you would like to obtain details of the information about you held by the Sayona Share Registry in connection with Sayona Shares, please contact the Sayona Share Registry. Sayona Shareholders who appoint an individual as their proxy, corporate representative or attorney to vote at the EGM should ensure that they inform such an individual of the matters outlined above. Further information about how Sayona collects, uses and discloses personal information is contained in Sayona’s Privacy Policy located at www.sayonamining.com.au/ privacy-policy. Date of Explanatory Memorandum This Explanatory Memorandum is dated 20 June 2025. 5Notice of Meeting and Explanatory Memorandum

Contents 1. Letter from the Sayona Board 7 2. Key Dates 10 3. Key considerations relevant to your vote 11 4. Frequently asked questions 15 5. What should you do? 21 6. The Merger, Conditional Placement and Additional Matters 22 7. Information about Sayona 32 8. Information about Piedmont Lithium 41 9. Impact of the Merger and Conditional Placement 47 10. Risks 72 11. Additional information 80 12. Glossary 91 Annexure 1 | Notice of Meeting 97 Annexure 2 | Ore Reserve and Mineral Resource estimates 102 Corporate Directory 104 6Notice of Meeting and Explanatory Memorandum

1. Letter from the Sayona Board 1.1 Letter from Sayona Board Dear Sayona Shareholder, On behalf of the Board of Sayona Mining Limited (Sayona or the Company), we are pleased to invite you to an extraordinary general meeting of Sayona Shareholders to be held at Capri by Fraser, 80 Albert Street, Brisbane Queensland on 31 July 2025 at 10:30am (AEST)(EGM). This Explanatory Memorandum contains important information in relation to the following: • the proposed merger between Sayona and Piedmont Lithium Inc (Piedmont Lithium), which involves a newly formed U.S. subsidiary of Sayona (Merger Sub) merging with and into Piedmont Lithium, resulting in Sayona being the ultimate parent entity (the Merger), and the associated ordinary resolution as detailed in the Notice of Meeting (Merger Resolution); • the proposed issue of Sayona Shares to Resource Capital Fund VIII, L.P. (RCF) under a placement expected to raise approximately AU$69 million (before costs) (Conditional Placement), and the associated ordinary resolution as detailed in the Notice of Meeting (Conditional Placement Resolution);1 • the ratification of the issue of Unconditional Placement Shares to institutional and sophisticated investors raising aggregate proceeds of AU$40 million (before costs) under an underwritten unconditional placement (Unconditional Placement), and the associated ordinary resolution as detailed in the Notice of Meeting (Unconditional Placement Resolution); • the proposed consolidation of Sayona Shares through the conversion of every 150 Sayona Shares held by a Sayona Shareholder into 1 Sayona Share (Share Consolidation), and the associated ordinary resolution as detailed in the Notice of Meeting (Consolidation Resolution); • the proposed change of the name of Sayona to Elevra Lithium (Name Change), and the associated special resolution as detailed in the Notice of Meeting (Name Change Resolution); and • the proposal to increase the aggregate amount of directors’ fees that may be paid to Sayona’s Non-Executive Directors (Remuneration Proposal), and the associated ordinary resolution as detailed in the Notice of Meeting (Remuneration Resolution), (the Name Change and the Remuneration Proposal are referred to in this Explanatory Memorandum as the Additional Matters, with the associated resolutions referred to as the Additional Resolutions). 1 RCF’s subscription is subject to a maximum total subscription amount of US$50 million (based on the foreign exchange rate prevailing at the time of payment of the subscription amount by RCF). If RCF is to be issued a number of shares that is less than the Conditional Placement Shares as a result of this, the Lead Manager must subscribe, or procure subscriptions, for the remaining uncommitted Conditional Placement Shares. See Section 6.5 for further information. The Merger Resolution, the Conditional Placement Resolution, the Unconditional Placement Resolution, the Consolidation Resolution, and the Additional Resolutions are referred to in this Explanatory Memorandum as each a Resolution and together the Resolutions. The Merger Resolution, the Consolidation Resolution and the Unconditional Placement Resolution are not conditional on any other Resolutions. However, the Conditional Placement Resolution and the Additional Resolutions are conditional on the Merger Resolution. Background to the Merger On 19 November 2024, Sayona announced that it had entered into a binding agreement with Piedmont Lithium for the Merger (Merger Agreement) which, if completed, will result in Sayona Shareholders and Piedmont Stockholders each accounting for an approximate 50% / 50% equity holding (on a fully diluted basis) in Sayona immediately following the Completion of the Merger and prior to the Conditional Placement. Sayona will continue to be domiciled in Australia, with an ASX primary listing and expects to have a secondary listing of American depositary shares (ADSs) on the Nasdaq. Sayona has submitted to, and discussed with, the Nasdaq its initial listing application with respect to the ADSs and expects to know the Nasdaq’s determination regarding such application prior to the EGM. Upon the successful Completion of the Merger: • existing holders of Piedmont Common Stock (Piedmont Common Stockholders) will receive 0.35133 Sayona ADSs corresponding to 527 Sayona Shares (or 3.5133 Sayona Shares if the Consolidation Resolution is approved and the Share Consolidation is effected prior to Completion) for each share of Piedmont Common Stock held immediately prior to Completion (the Sayona ADS Consideration); and • existing holders of CDIs representing shares of Piedmont Common Stock (Piedmont CDIs) (Piedmont CDI Holders) will receive 5.27 Sayona Shares (or 0.035133 Sayona Shares if the Consolidation Resolution is approved and the Share Consolidation is effected prior to Completion) for each Piedmont CDI held at the CDI Record Date (the Sayona Ordinary Consideration). The Sayona Shares representing the Sayona ADS Consideration and the Sayona Ordinary Consideration is together referred to as the Sayona Consideration Shares. Further detail on the number of Sayona Consideration Shares to be issued is set out in Section 6.1. 7Notice of Meeting and Explanatory Memorandum

The Merger is conditional on a number of matters as described in this Explanatory Memorandum, including approval by Sayona Shareholders and Piedmont Stockholders, certain international regulatory approvals, any required ASIC or ASX relief, the effectiveness of the Registration Statement and Form F-6, and other customary conditions for a transaction of this nature. Further details on the status of these conditions is set out in Section 6.1. Strategic rationale to the Merger The Merger is planned to create a stronger and more streamlined lithium business that will have a diversified growth portfolio. The strategic rationale for the Merger is: • Sayona is projected to be a leading lithium business and among the largest hard rock lithium producers in North America based on the combined life-of-mine spodumene concentrate capacity: The Merger aims to generate a significant combined lithium Ore Reserve Estimate of 70.4Mt @ 1.15% Li2 O and M&I Mineral Resource estimate totalling 153.5Mt @ 1.15% Li2 O.2 • Optimisation of the North American Lithium project: The Merger will result in consolidated ownership of North American Lithium (NAL), which is expected to optimise the asset through (i) consolidated offtake economics, complimentary technical capabilities, a simplified ownership structure and material logistics, procurement and marketing synergies, which are expected to be generated through expanded customer relationships and lower operating costs, and (ii) aligned economic interests in pursuing North American Lithium brownfield expansion. • The Merger aims to generate annual synergies of approximately US$15 million per annum (approximately AU$22.8 million at the exchange rate of AUD:USD 0.66 as at 11 November 2024): The Merger aims to optimise logistics and procurement with the potential to deliver lower operating costs. The Sayona Board also anticipates marketing synergies through significantly expanded customer relationships. 2 Combined Sayona and Piedmont Lithium spodumene Ore Reserve Estimates and Mineral Resource Estimates (in the measured and indicated category, inclusive of reserves and exclusive of inferred resources). Full details of Sayona’s and Piedmont Lithium’s Ore Reserve Estimates and Mineral Resource Estimates are set out in Annexure 2. • Geographic and asset diversification: The Merger will provide geographic asset diversification, with exposure to Piedmont Lithium’s greenfield project assets in the United States and Ghana and the Killick Lithium Project in Canada, in addition to Sayona’s existing portfolio of assets in Canada and Australia. • Strengthened balance sheet to support growth pipeline: The Merger is anticipated to generate a stronger balance sheet with substantial liquidity (including as a result of the Unconditional Placement, the Piedmont Equity Raise, and the Conditional Placement) and providing the financial foundation and scale to allow for flexibility and optionality for capital development. • Expected greater liquidity and continuity for investors: The Merger is targeted to provide for greater liquidity for investors through the continued primary listing of Sayona ordinary shares on the ASX and a listing of Sayona ADSs on the Nasdaq and greater access to United States capital markets for Sayona as a Nasdaq-listed company. • Experienced board and management in the lithium market: The Sayona Board immediately following the Completion of the Merger will include four directors from Sayona, and four directors from Piedmont Lithium, with Ms Dawne Hickton to be appointed as the chairperson of Sayona. Lucas Dow (Sayona’s current Managing Director and Chief Executive Officer) will continue in his role immediately following the consummation of the Merger. Further details on the Sayona Board immediately following Completion of the Merger is set out in Section 7.3. Background to the Conditional Placement The Conditional Placement involves the proposed issue of Sayona Shares to RCF to raise aggregate proceeds of AU$69 million (before costs) (Conditional Placement Shares). Funds raised through the Conditional Placement will be applied to value accretive spend which will be pursued by Sayona post-Completion, such as preliminary studies for the NAL brownfield expansion and activities to progress the Moblan Lithium Project, Ewoyaa Lithium Project and Carolina Lithium Project. As the Conditional Placement is conditional on the Merger completing, consideration of it is combined with the Merger in this Explanatory Memorandum. A summary of the Subscription Agreement is set out in Section 11.7. 8Notice of Meeting and Explanatory Memorandum

Background to the Unconditional Placement, Share Consolidation and Additional Matters The Unconditional Placement, Share Consolidation and Additional Matters propose to streamline and strengthen the business operations of Sayona and involve the following: • Unconditional Placement: On 28 November 2024, Sayona issued 1,250,000,000 Sayona Shares at an offer price of AU$0.032 per share to raise aggregate proceeds of AU$40 million (before costs) (Unconditional Placement Shares). Sayona is now seeking to ratify the issue of Unconditional Placement Shares pursuant to ASX Listing Rule 7.4. • Share Consolidation: Sayona proposes to reduce the number of Sayona Shares on issue to create a more efficient capital structure and to provide the best path forward for continued growth. The Share Consolidation involves the conversion of every 150 Sayona Shares held by a Sayona Shareholder into 1 Sayona Share in accordance with Section 254H of the Corporations Act. • Name Change: Sayona proposes to change its name to Elevra Lithium on the basis that it considers the change is reflective of Sayona’s proposed next chapter. • Remuneration Proposal: Following the Merger, the size of the Board and the complexity, scale and market capitalisation of Sayona will increase and the Sayona Board considers it reasonable and appropriate at this time to seek an increase in the remuneration pool for Non-Executive Sayona Directors to ensure the Sayona Board can attract and retain the appropriate people as directors of the Sayona Board. Directors’ recommendation The Sayona Board recommends that you vote in favour of the Resolutions, in the absence of a Superior Proposal or Intervening Event. Subject to the same condition and the applicable voting exclusions, each Sayona Director intends to vote any Sayona Shares they hold or control in favour of the Resolutions. The Sayona Directors hold or control 2.54% of the Sayona Shares on issue in aggregate. Given the interests of the Sayona Non-Executive Directors in respect of the Remuneration Proposal, the Sayona Non-Executive Directors abstain from making a recommendation regarding the Remuneration Resolution. The Sayona Board, with the Sayona Non-Executive Directors abstaining, recommend that you vote in favour of the Remuneration Resolution. This Explanatory Memorandum contains information on the Merger, Conditional Placement and Additional Matters for you to consider before voting, including advantages, disadvantages and key risks. The interests of the Sayona Directors are disclosed in Section 11.1 of the Explanatory Memorandum. Sayona Shareholders should have regard to these interests when considering the Sayona Board's recommendation in respect of the Resolutions, which appears throughout the Explanatory Memorandum. What should you do? The Merger, Conditional Placement, Share Consolidation, ratification of Unconditional Placement Shares and Additional Matters can only proceed if the requisite Resolutions are approved by the Sayona Shareholders at the EGM, which is scheduled for 31 July 2025 at 10:30am (AEST). Your vote is important, and we encourage you to vote by attending the EGM (at the physical location or via the online platform) or alternatively by completing the proxy form accompanying this Explanatory Memorandum. Sayona Shareholders are encouraged to lodge a directed proxy by 10:30am (AEST) on 29 July 2025 ahead of the EGM, even if you plan to attend the EGM at the physical location or online so that your vote can still be counted if for any reason you cannot attend (for example, if there is an issue with your internet connection on the day of the EGM). If you wish for the Merger, Conditional Placement, Share Consolidation and other matters contemplated under the Resolutions to proceed, it is important that you vote in favour of the Resolutions so that it is approved. Further information You should carefully read this Explanatory Memorandum in its entirety before making any decision in relation to the Resolutions. While the Sayona Board recommend that you vote in favour of the Resolutions, in the absence of a Superior Proposal or Intervening Event (with the Sayona Non-Executive Directors abstaining from making a recommendation regarding the Remuneration Resolution), there are a number of potential disadvantages and risks associated with the Resolutions which are set out in Sections 3.2 and 10. If you have any questions, please contact Sodali: • by email at SYAenquiries@investor.sodali.com; or • by phone at 1300 103 401 (within Australia) or +61 2 9066 4063 (from outside Australia). If you are in any doubt as to what you should do, please consult your legal, financial, tax or other professional adviser without delay. On behalf of the Sayona Board, we would like to take this opportunity to thank you for your continued support of Sayona. Issued on behalf of the Board 9Notice of Meeting and Explanatory Memorandum

2. Key Dates 2.1 Timetable and Key Dates Event Time and date Trading halt and announcement of Merger and Conditional Placement 19 November 2024 Date of this Explanatory Memorandum 20 June 2025 Latest time and date for receipt of proxy forms or powers of attorney by the Sayona Share Registry for the EGM 10:30am (AEST), 29 July 2025 Time and date for determining eligibility to vote at the EGM 7:00pm (AEST), 29 July 2025 Sayona EGM 10:30am (AEST), 31 July 2025 Piedmont Lithium stockholder meeting 11:00am (ET), 31 July 2025 Share Consolidation Effective Date (if the Consolidation Resolution is approved by Sayona Shareholders) 31 July 2025 Record Date for the Share Consolidation (if the Consolidation Resolution is approved by Sayona Shareholders) 7:00pm (AEST), 5 August 2025 First day for registration of Sayona Shares on a post-Share Consolidation basis (if the Consolidation Resolution is approved by Sayona Shareholders) 6 August 2025 Dispatch of new Sayona post Share Consolidation holding statements to the existing Sayona Shareholders (if the Consolidation Resolution is approved by Sayona Shareholders) 8 August 2025 Completion of the Merger (if the Merger Resolution and Consolidation Resolution is approved by Sayona Shareholders. If the Merger Resolution is approved and the Consolidation Resolution is not approved, or the Consolidation Resolution is approved but the Share Consolidation is not implemented prior to Completion of the Merger, Sayona will advise the revised timing for Completion of the Merger.) 14 August 2025 Allotment date for the Conditional Placement Shares to RCF (if the Merger Resolution and the Conditional Placement Resolution are approved by Sayona Shareholders and all other conditions to completion of Conditional Placement are satisfied or waived) 19 August 2025 The timetable assumes that all of the Resolutions are approved by Sayona Shareholders and all other conditions precedent are satisfied or waived (if capable of being waived). All times and dates in the above timetable are references to the time and date in Australian Eastern Standard Time, unless otherwise indicated, and all such times and dates are subject to change. In particular, Sayona Shareholders should be aware that the times and dates in respect of the Share Consolidation and Completion are subject to further change, depending on the expected sequencing of events in the lead up to, and following, the EGM. To avoid any potential delays to implementation of the Merger, the Sayona Board may consider it appropriate to implement the Share Consolidation at a point in time no later than 3 months after Completion. Sayona Shareholders should monitor Sayona’s website and its ASX announcements for any updates about the EGM or the Share Consolidation. If it becomes necessary or appropriate to make alternative arrangements for the holding or conducting of the EGM, Sayona will make further information available through the ASX website at www.asx.com.au (ASX: SYA) and on its website at www.sayonamining.com.au. 10Notice of Meeting and Explanatory Memorandum

This Section sets out reasons that you should consider in determining whether or not to vote in favour of the Resolutions. This Section should be read in conjunction with all other parts of this Explanatory Memorandum. The Sayona Directors consider that there are a number of compelling advantages associated with the Resolutions. Some of the key advantages and reasons why Sayona Shareholders may wish to vote in favour of the Resolutions include the reasons set out in this Section. 3.1 Why you should vote in favour of the Merger a) The Sayona Directors unanimously recommend that you vote in favour of the Merger, in the absence of a Superior Proposal or Intervening Event The Sayona Directors unanimously recommend that you vote in favour of the Merger Resolution, in the absence of a Superior Proposal or Intervening Event. The Sayona Directors have based their recommendation on the advantages, disadvantages, alternatives to and risks of the Merger. Each Sayona Director also intends to vote any Sayona Shares they hold or control in favour of the Merger, in the absence of a Superior Proposal or Intervening Event and subject to the applicable voting exclusions. As at the date of this Explanatory Memorandum, this comprises 2.54% of the Sayona Shares on issue in aggregate. The interests of Sayona Directors in Sayona, and in the Merger, are disclosed in Section 11.1 of this Explanatory Memorandum. Sayona Shareholders should have regard to these interests when considering the Sayona Directors’ unanimous recommendation in respect of the Merger. b) Sayona is projected to be a leading lithium business and among the largest North American hard rock lithium producers following the Merger based on the combined life-of-mine spodumene concentrate capacity Sayona is projected to be a leading lithium business and among the largest hard rock lithium producers in North America based on the combined life-of-mine spodumene concentrate capacity. The Merger aims to generate a significant combined lithium Ore Reserve Estimate of 70.4Mt @ 1.15% Li2 O and M&I Mineral Resource estimate totalling 153.5Mt @ 1.15% Li2 O.3 3 Combined Sayona and Piedmont Lithium spodumene Ore Reserve Estimates and Mineral Resource Estimates (in the measured and indicated category, inclusive of reserves and exclusive of inferred resources). Full details of Sayona’s and Piedmont Lithium’s Ore Reserve Estimates and Mineral Resource Estimates are set out in Annexure 2. c) The Merger is expected to simplify ownership structure and unlock potential in pursuing a brownfield expansion at North American Lithium Through a simplified ownership structure, the Merger aims to optimise the NAL project. NAL is a major hard rock producer which is targeting spodumene concentrate production for FY25 between 190ktpa and 210ktpa (SC5.4). Removing contractual complexities may allow a brownfields expansion at NAL which may result in higher cashflow generation through-the-cycle. A potential brownfield expansion with a low capital intensity and a lower cost base, through using existing infrastructure and the potential increase in mine production, is targeted to materially improve returns and asset value. The brownfield site with existing infrastructure is targeted to also have a significantly faster and simpler permitting process than a new development. d) The Merger aims to generate annual synergies of approximately of US$15 million per annum (approximately AU$22.8 million at the exchange rate of AUD:USD 0.66 as at 11 November 2024) that is anticipated to improve the cost base and resilience through the cycle The Merger aims to optimise logistics and procurement with the potential to deliver lower operating costs. The Sayona Board also anticipates marketing synergies through significantly expanded customer relationships. The Merged Group is also expected to have a stronger balance sheet with substantial liquidity (including as a result of the Unconditional Placement, the Piedmont Lithium Equity Raise, and the Conditional Placement) and provide the ability to fund and accelerate growth projects. e) Geographic and asset diversification The Merger will provide geographic asset diversification, with exposure to Piedmont Lithium’s greenfield project assets in the United States and Ghana and the Killick Lithium Project in Canada, in addition to Sayona’s existing portfolio of assets in Canada and Australia. f) Strengthened balance sheet to support growth pipeline The Merger is anticipated to generate a stronger balance sheet with substantial liquidity (including as a result of the Unconditional Placement, the Piedmont Equity Raise, and the Conditional Placement) and providing the financial foundation and scale to allow for flexibility and optionality for capital development. 3. Key considerations relevant to your vote 11Notice of Meeting and Explanatory Memorandum

g) Expected greater liquidity and continuity for investors The Merger is targeted to provide for greater liquidity for investors through the continued primary listing of Sayona ordinary shares on the ASX and a listing of Sayona ADSs on the Nasdaq and greater access to United States capital markets for Sayona as a Nasdaq-listed company. h) Experienced board and management in the lithium market If the Merger is implemented, the Sayona Board on Completion will comprise of: • Dawne Hickton (a Piedmont Director, who will become a Sayona Non-Executive Director as Chair designate); • Lucas Dow (Sayona’s current Managing Director and Chief Executive Officer); • Christina Alvord (a Piedmont Director, who will become a Sayona Non-Executive Director); • Jeff Armstrong (a Piedmont Director, who will become a Sayona Non-Executive Director); • Jorge M. Beristain (a Piedmont Director, who will become a Sayona Non-Executive Director); • James Brown (Sayona’s current Executive Director, who will become a Sayona Non-Executive Director); • Allan Buckler (a Sayona Non-Executive Director); and • Laurie Lefcourt (a Sayona Non-Executive Director). Profiles of the proposed directors and senior management team are set out in Sections 9.4 and 9.5. i) Merger more attractive than alternatives The Sayona Board considers the Merger to be more attractive to Sayona than either remaining as a standalone company or pursuing other acquisition or business combination opportunities reasonably available to Sayona, including the benefits expected from collapsing the existing offtake agreement with Piedmont Lithium, the geographic and asset diversification to be achieved through the Merger and the expected size, scale and financial strength of the Merged Group. 3.2 Why you should vote in favour of the Conditional Placement The Conditional Placement involves the proposed issue of Sayona Shares at an issue price of AU$0.032 per Sayona Share (or AU$4.80 on a post-Share Consolidation basis) to RCF to raise aggregate proceeds of AU$69 million (before costs). Sayona considers the Conditional Placement reflects RCF’s confidence in the quality of the Merged Group’s assets and growth strategy. RCF brings over 25 years of mining investment experience and a proven track record of value creation. With investments in more than 230 companies across 55 countries and involvement in the development of 25 mines and over 35 commodities, RCF brings technical expertise, global networks, and disciplined operational insight. As a long-term investor, RCF aligns well with the interests of Sayona Shareholders, offering strategic support in project development, risk management, and operational optimisation. The Conditional Placement is expected to strengthen the financial position of the Merged Group, enhances credibility in global capital markets, and provides Sayona Shareholders with a cornerstone investor as Sayona enters a period of significant opportunity. 3.3 Why you should vote in favour of the Unconditional Placement Resolution, Consolidation Resolution and Additional Resolutions a) The Unconditional Placement Resolution will allow Sayona to retain the flexibility to issue Sayona Shares Sayona wishes to retain as much flexibility as possible to issue additional Equity Securities in the future without having to obtain Sayona Shareholder approval for such issue. To this end, whether or not the Merger is approved by Sayona Shareholders, the Unconditional Placement Resolution seeks approval of Sayona Shareholders pursuant to ASX Listing Rule 7.4 to ratify the issue of Unconditional Placement Shares under ASX Listing Rule 7.1, effectively increasing the number of Equity Securities it can issue without Sayona Shareholder approval over the 12-month period following the issue date of the Unconditional Placement Shares. 12Notice of Meeting and Explanatory Memorandum

b) The Share Consolidation will result in a more appropriate and effective capital structure for Sayona Whether or not the Merger is approved by Sayona Shareholders, the Sayona Board seeks to consolidate the Sayona Shares into a smaller number. The Sayona Board has proposed the Share Consolidation for the following reasons: • Sayona currently has 11,543,296,014 Sayona Shares on issue which represents a relatively large number when compared to its listed peer group; • the Share Consolidation will result in a more appropriate and effective capital structure for Sayona; and • the Share Consolidation is also expected to assist in positioning Sayona for long term growth by making an investment in Sayona’s securities more attractive to institutional and other investors. c) The Name Change reflects Sayona’s proposed next chapter Sayona proposes to change the current name to Elevra Lithium on the basis that it considers the change is reflective of Sayona’s proposed next chapter. d) The Remuneration Proposal is reasonable and appropriate, and consistent with current market benchmarks Sayona is proposing to increase the maximum aggregate sum per annum of directors’ fees that may be paid to Non-Executive Sayona Directors from AU$900,000 to AU$1,250,000. The Sayona Board considers that it is reasonable and appropriate at this time to seek an increase in the remuneration pool for Non-Executive Sayona Directors for the following reasons: • the complexity, scale and market capitalisation of Sayona will increase significantly as a result of the Merger; • the increase in the number of Board members of Sayona effective post Completion of the Merger; • the increase is aimed at ensuring that Sayona can retain the appropriate people to act as Non-Executive Sayona Directors taking into account the size, complexity and accountability of the roles; and • the global operations of Sayona (post-merger) and the workload of existing Sayona Directors. 3.4 Why you may consider voting against the Resolutions The Resolutions have a number of potential disadvantages and risks that Sayona Shareholders must consider in deciding whether or not to vote in favour of the Resolutions. While the Sayona Directors are of the opinion that these disadvantages are outweighed by the advantages, Sayona Shareholders should consider their individual circumstances and make their own determination. Factors which may lead Sayona Shareholders to consider voting against the Resolutions include: a) You may disagree with the Sayona Board’s recommendation Despite the recommendation of the Sayona Board to vote in favour of all Resolutions, you may believe that the Resolutions are not in your best interests. b) Sayona Board may change its recommendation Despite the Sayona Board’s recommendation to the Sayona Shareholders that Sayona Shareholders vote in favour of the Merger, the Sayona Board could, under certain circumstances, consider alternative proposals and change its recommendation to the Sayona Shareholders. c) Sayona Shareholders or Piedmont Stockholders may not approve the Merger There is a possibility that the Sayona Shareholders may not approve the Merger, or may approve the Merger but not the Conditional Placement. There is a possibility that Piedmont Stockholders may not approve the Merger. d) The risk profile of Sayona is expected to change, which you may consider to be disadvantageous to you relative to the risk profile of the current Sayona business Sayona Shareholders are currently exposed to certain risks by virtue of holding shares in Sayona. If the Merger is implemented, Sayona Shareholders will maintain a level of exposure to these risks but will also become exposed to additional risks associated with the implementation of the Merger more generally, including the operational and financial risks relating to Piedmont Lithium’s business and assets. You may prefer to maintain exposure to Sayona related risks only. These risks are described in more detail in Section 10. 13Notice of Meeting and Explanatory Memorandum

e) Your holding in Sayona will be diluted As part of the Merger, Piedmont Stockholders will receive consideration in the form of fully paid ordinary shares in Sayona or Sayona ADSs. In addition, Sayona is proposing to issue the Conditional Placement Shares to RCF. Accordingly, Sayona Shareholders will have their shareholding significantly diluted by the issue of the Sayona Consideration Shares to the Piedmont Stockholders and Conditional Placement Shares to RCF and may experience a loss in value of their equity as a result of such issues of Sayona Shares. After Completion, it is expected that Sayona Shareholders and Piedmont Stockholders would own approximately 50% / 50% of the shares in Sayona respectively (on a fully diluted basis), prior to the Conditional Placement. f) Integration and realisation of synergies There is a risk that some or all the expected benefits of the Merger may fail to materialise or be realised fully or may not occur within the time periods anticipated by Sayona and Piedmont Lithium, including the risk that synergies and cost-savings may not be achieved or not achieved in the expected time frame. Additionally, the transaction costs to be incurred by Sayona in connection with the Merger and the additional costs to be incurred by Sayona after Completion as a reporting company under the U.S. Exchange Act and a Nasdaq-listed company are significant and may impact the ongoing financial performance, operation, and position of Sayona. g) Potential non-Completion or delays in Completion There is a possibility that the Merger may not be completed in a timely manner or at all and there can be potential consequences or delays in Completion. The length of time from announcement of the Merger until Completion can also affect the market price of Sayona Shares, Sayona’s operating results and Sayona’s relationship with its employees, shareholders and industry contacts. h) Fixed exchange ratio The exchange ratio of Sayona Shares to Piedmont Common Stock is fixed and will not fluctuate in the event that the market price of Sayona Shares increases relative to the market price of Piedmont Common Stock between the date of the Merger Agreement and Completion of the Merger. i) Restrictions on seeking further offers The Merger Agreement imposes several restrictions on Sayona’s ability to solicit alternative transactions and make certain acquisitions, including “no shop” restrictions, which could have the effect of discouraging alternative bidders that may have been willing to submit Superior Proposals to Sayona. j) Subscription Agreement RCF may terminate the Subscription Agreement if the conditions precedent to that agreement, including Completion of the Merger, become incapable of being satisfied or are not satisfied by 19 August 2025. If RCF terminates the Subscription Agreement, Sayona will not proceed with the Conditional Placement (and will not raise the expected approximately AU$69 million (before costs)) unless it is able to renegotiate the agreement with RCF. Any such renegotiation may be on different terms (including issue price) to those in the Subscription Agreement. See Section 11.7 for further information in relation to the Subscription Agreement. 14Notice of Meeting and Explanatory Memorandum

4. Frequently asked questions

This Section 4 answers some frequently asked questions relating to the Resolutions. It is not intended to address all relevant issues for Sayona Shareholders. This Section 4 should be read together with all other parts of this Explanatory Memorandum.

4.1 Frequently asked questions and answers

Question	Answer	More information
Why have I received this Explanatory Memorandum?	This Explanatory Memorandum is intended to help you, as a Sayona Shareholder, decide how to vote on the Resolutions.	N/A
What is the Merger?	Under the Merger, a newly formed U.S. subsidiary of Sayona will merge with and into Piedmont Lithium, which will result in Sayona being the ultimate parent entity of Piedmont Lithium. Sayona Shareholders and Piedmont Stockholders will account for an approximate 50% / 50% equity holding in Sayona (on a fully diluted basis) immediately following Completion and prior to the Conditional Placement. Sayona will continue to be domiciled in Australia with a primary listing on the ASX and expected secondary listing of ADSs on the Nasdaq. On Completion, existing Piedmont Common Stockholders will receive Sayona ADSs and Piedmont CDI Holders will receive Sayona Shares. If the Merger completes and the Consolidation Resolution is not approved: • Piedmont Common Stockholders will receive 0.35133 Sayona ADSs corresponding to 527 Sayona Shares for each share of Piedmont Common Stock held immediately prior to Completion; and • Piedmont CDI Holders will receive 5.27 Sayona Shares for each Piedmont CDI held at the CDI Record Date; If the Merger completes and the Consolidation Resolution is approved and the Share Consolidation is effected prior to Completion: • Piedmont Common Stockholders will receive 0.35133 Sayona ADSs corresponding to 3.5133 Sayona Shares for each share of Piedmont Common Stock held immediately prior to Completion; and • Piedmont CDI Holders will receive 0.035133 Sayona Shares for each Piedmont CDI held at the CDI Record Date. The number of Sayona ADSs issuable under the Merger in exchange for one share of Piedmont Common Stock is 0.35133 and this will not be affected by the Consolidation Resolution. If the Consolidation Resolution is approved and the Share Consolidation is effected prior to Completion, then the number of Sayona Shares represented by one Sayona ADS issuable in the Merger will be adjusted such that the consideration received by Piedmont Stockholders is economically equivalent to the consideration they would have received if the Share Consolidation had not been effected. Accordingly: • if the Consolidation Resolution is approved, and the Share Consolidation is implemented prior to Completion, the number of Sayona Shares represented by one Sayona ADS will be divided by 150, resulting in one Sayona ADS representing 10 Sayona Shares; • if the Consolidation Resolution is not approved, the number of Sayona Shares represented by one Sayona ADS will be 1,500.	Section 6.1
What is the Conditional Placement?	A ~AU$69m equity raising via the issue of Sayona Shares to RCF, where such issue is conditional on, amongst other items, implementation of the Merger and Sayona Shareholder approval.	Section 6.4

Notice of Meeting and Explanatory Memorandum
15

Question	Answer	More information
What is the Unconditional Placement?	An unconditional institutional placement which comprised the issue of 1,250,000,000 Sayona Shares to institutional and sophisticated investors to raise aggregate proceeds of AU$40 million (before costs), as announced to the ASX on 20 November 2024.	Section 6.7
What is the Share Consolidation?	The proposed consolidation of Sayona Shares through the conversion of every 150 Sayona Shares held by a Sayona Shareholder into 1 Sayona Share.	Section 6.8
What is the Name Change?	The proposed change in Sayona's company name to Elevra Lithium.	Section 6.9
What is the Remuneration Proposal?	The proposal to increase the aggregate annual amount of directors' fees that may be paid to Sayona's Non-Executive Directors from AU$900,000 to AU$1,250,000.	Section 6.10
Are the Resolutions inter-conditional?	The following Resolutions are unconditional and Sayona Shareholders will be asked to consider and approve these Resolutions regardless of the outcome of any other Resolution: • The Merger Resolution; • The Consolidation Resolution; and • The Unconditional Placement Resolution. The following Resolutions are conditional on Sayona Shareholders approving the Merger Resolution, and Sayona Shareholders will not be asked to consider and approve these Resolutions if the Merger Resolution is not approved: • The Conditional Placement Resolution; • The Name Change Resolution; and • Remuneration Resolution.	Section 6.11
Who is Piedmont Lithium?	Piedmont Lithium is a United States based company that is developing a multi-asset, integrated lithium business in support of a clean energy economy and global energy security.	Section 8
What are Piedmont Lithium's operations?	Piedmont Lithium is a joint venture partner with Sayona in relation to the North American Lithium project in Québec, Canada. It also has projects in the United States, including Carolina Lithium, a proposed fully integrated spodumene ore-to-lithium hydroxide project in Gaston County, North Carolina. The balance of its project portfolio includes strategic investments in lithium assets in Ghana, West Africa with Atlantic Lithium, and in Newfoundland, Canada with Vinland Lithium, including the Killick Lithium Project.	Section 8.2
Do the Sayona Directors recommend the Resolutions	The Sayona Board recommends that you vote in favour of all Resolutions, in the absence of a Superior Proposal or Intervening Event, with the Sayona Non-Executive Directors abstaining from making a recommendation regarding the Remuneration Resolution.	Section 3.1(a)
What are the voting intentions of the Sayona Directors?	Each Sayona Director intends to vote any Sayona Shares they hold or control in favour of the Resolutions, in the absence of a Superior Proposal or Intervening Event.	Section 3.1(a)
When will the Merger be completed?	Subject to all Merger Conditions (which includes obtaining Sayona Shareholder approval of the Merger Resolution being satisfied or waived (if capable of waiver)), Completion is expected to occur on 14 August 2025, assuming the Share Consolidation Resolution is also approved. If the Merger Resolution is approved and the Consolidation Resolution is not approved, or the Consolidation Resolution is approved but the Share Consolidation is not implemented prior to Completion of the Merger, Sayona will advise the revised timing for Completion of the Merger.	Section 2.1

Notice of Meeting and Explanatory Memorandum
16

Question Answer More information When will the Share Consolidation be implemented? If the Consolidation Resolution is approved, the first day for registration of Sayona Shares on a post-Share Consolidation basis is expected to be 6 August 2025, with new Sayona post-Share Consolidation holding statements expected to be despatched to Sayona Shareholders on 8 August. However, the times and dates in respect of the Share Consolidation are subject to change, depending on the expected sequencing of events in the lead up to, and following, the EGM. To avoid any potential delays to implementation of the Merger, the Sayona Board may consider it appropriate to implement the Share Consolidation at a point in time no later than 3 months after Completion, in which case the expected date of implementation above will change. Sayona Shareholders should monitor Sayona’s website and its ASX announcements for any updates about the EGM or the Share Consolidation. Section 6.8(c) Will Sayona remain listed on the ASX? Yes, Sayona will remain listed on the ASX following Completion of the Merger. N/A What are the conditions to the Merger? Completion of the Merger is subject to the Merger Conditions, which must be satisfied or waived (if capable of waiver). The Merger Conditions are summarised in Section 6.3. Section 6.3 What is the rationale and what are the key benefits for the Merger? The Merger is planned to create a stronger, streamlined lithium business that will have a diversified growth portfolio. The strategic rationale for the Merger is: • Sayona is projected to be a leading lithium business and among the largest hard rock lithium producers in North America based on the combined life-of-mine spodumene concentrate capacity; • The Merger is expected to optimise the North American Lithium project through simplifying the ownership structure and pursuing North American Lithium brownfield expansion; • The Merger aims to generate annual synergies of approximately US$15 million per annum (approximately AU$22.8 million at the exchange rate of AUD:USD 0.66 as at 11 November 2024) that is anticipated to improve cost base and resilience through the cycle; • The Merger will provide geographic asset diversification, with the additional exposure to Piedmont Lithium’s greenfield project assets; • The Merger is anticipated to generate a stronger balance sheet and is targeted to provide greater liquidity for investors; and • The combined management team and the new Sayona Board will have extensive experience, enabling them to capitalise on growth opportunities. Section 3.1 and Section 6.2 What are the potential disadvantages of the Merger? The potential disadvantages of the Merger include, but are not limited to the following: • Sayona Shareholders will have their shareholding significantly diluted if the Merger and/or Conditional Placement are implemented and may experience a loss in value of their equity as a result of such issues of Sayona Shares; • the risk profile of Sayona will change, which you may consider to be disadvantageous to you relative to the risk profile of the current Sayona business; and • potential non-Completion or delays in Completion. Section 3.4 17Notice of Meeting and Explanatory Memorandum

Question Answer More information What are the potential risks of the Merger? If the Merger is implemented, Sayona Shareholders may be exposed to several risks including, but not limited to: • risks specific to the Merger; and • general risk factors that may affect Sayona, including in relation to: › integration risk and realisation of synergies; › integration of accounting policies and methods; › share price fluctuation; › commodity prices and changes in the lithium industry; › foreign exchange risk; › compliance with additional foreign regulations (including being subject to U.S. laws as a foreign private issuer); › changes to competitive dynamics; › taxation risks; › financing and liquidity risk; › third party risk; › litigation and fraud risk; and › geopolitical and political risks (including, without limitation, tariffs and other adverse developments in international trade policies). If the Merger is not implemented, Sayona Shareholders will continue to be exposed to the existing risks they face as a result of their investment in Sayona. Section 10 What will the composition of the Sayona Board be after the Merger completes? If the Merger is implemented, the composition of the Sayona Board will be as follows: 1. Dawne Hickton (Chair Designate); 2. Lucas Dow (MD and CEO); 3. Christina Alvord; 4. Jeff Armstrong; 5. James Brown; 6. Jorge M. Beristain; 7. Allan Buckler; and 8. Laurie Lefcourt. Section 3.1(h) What happens if the Merger Resolution is not approved? If the Merger Resolution is not approved, the relevant Merger Condition will not be met, and the Merger will not be implemented. It is therefore important that Sayona Shareholders vote in favour of the Merger Resolution for the Merger to be completed. Section 9.7 What happens if the Conditional Placement Resolution is not approved? If the Conditional Placement is not approved, the relevant conditions to the Placement Agreement and Subscription Agreement will not be met, and the Conditional Placement will not be implemented. The Conditional Placement is also conditional on the Merger Resolution. If the Merger Resolution is not approved, the Conditional Placement Resolution will be taken to be withdrawn. Section 9.7 Can I vote in favour of some Resolutions but not other Resolutions? Yes, you can vote for or against (or abstain) on each Resolution. Section 5 Has a Competing Proposal been received? Since the announcement of the Merger on 19 November 2024, no Competing Proposal has been received. N/A 18Notice of Meeting and Explanatory Memorandum

Question	Answer	More information
What happens if a Competing Proposal is received by Sayona?	If a Competing Proposal is received by Sayona, the Sayona Board will carefully consider it in accordance with the Merger Agreement and the Sayona Directors' statutory and fiduciary duties.	Section 11.5(f)
Has Sayona agreed to pay a break fee?	Yes, Sayona has agreed to pay a break fee of US$2,620,000 (approximately AU$3,970,000 at the exchange rate of AUD:USD 0.66 as at 11 November 2024) in certain circumstances to Piedmont Lithium.	Section 10.1(a) and Section 11.5(i)
If I wish to support the Merger, what should I do?	As a Sayona Shareholder, if you support the Merger, you should vote in favour of the Merger Resolution at the EGM. The Notice of Meeting is included as Annexure 1 to this Explanatory Memorandum.	Section 5
When and where will the EGM be held?	The EGM will be held as a hybrid meeting, meaning that Sayona Shareholders may attend the meeting at the physical location or virtually through an online meeting platform, which will allow Sayona Shareholders to vote, ask questions and participate in person or electronically in real-time. The EGM will be held on 31 July 2025 at 10:30am (AEST) at Capri by Fraser, 80 Albert Street, Brisbane Queensland and online on www.meetnow.global/MWMRHN9.	Section 5.2
What are the Resolutions?	Sayona Shareholders will be asked to consider and vote on the following resolutions at the EGM: 1. Merger Resolution; 2. Conditional Placement Resolution; 3. Unconditional Placement Resolution; 4. Consolidation Resolution; 5. Name Change Resolution; and 6. Remuneration Resolution.	Section 6
What if I cannot or do not wish to attend the EGM?	If you cannot or do not wish to attend the EGM (either in person or online), you may appoint a proxy, attorney, or representative to vote at the EGM on your behalf. Full details on how these appointments may be made are contained in the Notice of Meeting, which was accompanied by the proxy form, sent to Sayona Shareholders together with this Explanatory Memorandum. A copy of the Notice of Meeting is included as Annexure 1. Proxy forms and powers of attorney can be lodged up until 10:30am (AEST), 29 July 2025, being 48 hours before the date of the EGM by any of the methods set out in the Notice of Meeting. Proxy forms received later than this time will be invalid.	Section 5.2 and Annexure 1
Is voting compulsory at the EGM?	Whilst voting is not compulsory, the Sayona Board believes that the Merger and the matters to be approved in the Resolutions are important to all Sayona Shareholders and encourages you to exercise your right to vote after having read this Explanatory Memorandum.	N/A

Notice of Meeting and Explanatory Memorandum
19

Question	Answer	More information
What happens if I do not vote at the EGM?	The Resolutions must each be approved by an ordinary resolution, being more than 50% of the votes cast by Sayona Shareholders entitled to vote at the EGM to be in favour, except for the Name Change Resolution, which is to be passed as a special resolution, requiring 75% of votes. If you do not vote, and more than 50% of the votes cast are in favour of each of the Resolutions, and 75% in the case of the Name Change Resolution, the Resolutions will be approved. If you do not vote, and the Merger Resolution is not approved, then the Merger and the Conditional Placement will not proceed, and Sayona Shareholders will not be asked to consider and vote on the Conditional Placement Resolution, the Name Change Resolution and the Remuneration Resolution.	Section 6.11
When will the results of the EGM be known?	The results of the votes cast at the EGM (by way of a poll) will be made publicly available shortly after the conclusion of the EGM on 31 July 2025. The results will be released to the ASX and uploaded to Sayona's website once known.	N/A
What are the Australian tax implications of the Merger for Sayona Shareholders?	There should not be material Australian tax implications for Sayona Shareholders upon Completion of the Merger as the Merger should not result in a change to their Sayona Shares. Sayona Shareholders should seek their own independent taxation advice in relation to the implications of continuing to own or disposing of Sayona Shares at any time. There are general tax risks that may affect Sayona or Piedmont Lithium as standalone businesses which can continue to affect them after the Merger. These are addressed in Section 10.2(r) below.	N/A
What are my options in relation to the Resolutions?	As a Sayona Shareholder, your options are to: • follow the recommendation of the Sayona Board and vote in favour of all Resolutions at the EGM on 31 July 2025 at 10:30am (AEST); • vote against (or abstain from voting on) any or all of the Resolutions at the EGM; • sell your Sayona Shares; or • do nothing.	Section 5
What should I do now?	1. Read this Explanatory Memorandum in full before making any decision on the Merger. 2. If necessary, seek independent legal, financial, tax or other professional advice, as this Explanatory Memorandum does not take into account the financial situation, investment objectives and particular needs of any individual Sayona Shareholder. 3. Determine how you wish to vote on the Resolutions, or abstain from voting. 4. Vote at the EGM.	Section 5
Further questions?	If you have any other questions in relation to the Merger, please contact Sodali: • by email at SYAenquiries@investor.sodali.com; or • by phone at 1300 103 401 (within Australia) or +61 2 9066 4063 (from outside Australia). If you are in doubt as to the course you should follow, you should consult an independent and appropriately licensed and authorised professional adviser immediately.	N/A

Notice of Meeting and Explanatory Memorandum
20

5.1 Step 1: Read this Explanatory Memorandum This Explanatory Memorandum has been prepared for the information of Sayona Shareholders in relation to the business to be conducted at the EGM and forms part of the Notice of Meeting. The purpose of this Explanatory Memorandum is to provide Sayona Shareholders with all information known to Sayona which is material to a decision on how to vote on the Resolutions set out in the accompanying Notice of Meeting. It explains the Resolutions and identifies the Sayona Board’s reasons for putting these to Sayona Shareholders. You should carefully read this Explanatory Memorandum in its entirety before deciding whether to vote in favour of the Resolutions. If you have any questions, please contact Sodali: • by email at SYAenquiries@investor.sodali.com; or • by phone at 1300 103 401 (within Australia) or +61 2 9066 4063 (from outside Australia). If you are in any doubt as to what you should do, please consult your legal, financial, tax or other professional adviser without delay. 5.2 Step 2: Vote on the Resolutions a) Your vote is important For the Resolutions to proceed, it is necessary that sufficient Sayona Shareholders vote in favour of the Resolutions. The EGM will be held in person at Capri by Fraser, 80 Albert Street, Brisbane Queensland and online at www.meetnow.global/MWMRHN9 on 31 July 2025 at 10:30am (AEST). b) Who is entitled to vote? If you are registered on the Sayona Share Register at 7:00pm (AEST), 29 July 2025 you will be entitled to vote on the Resolutions and attend the EGM. Share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the EGM. If more than one joint holder of Sayona Shares is present at the EGM (whether personally, by proxy or by attorney or by representative) and tenders a vote, only the vote of the joint holder whose name appears first on the Sayona Share Register will be counted. On a poll, Sayona Shareholders have one vote for every fully paid ordinary share held, subject to the applicable voting restrictions. c) How will the meeting be held? The EGM will be held as a hybrid meeting, meaning that Sayona Shareholders may attend the meeting at the physical location or virtually via an online meeting platform which will allow Sayona Shareholders to vote, ask questions in writing or verbally, hear the discussion and participate in person or electronically in real-time. All Sayona Shareholders attending in person or participating online will be deemed to be present at the EGM. Sayona Shareholders can register in advance to join the EGM online: www.meetnow.global/MWMRHN9 After registering, you will receive a confirmation email containing information about joining the EGM. Sayona strongly recommends that Sayona Shareholders lodge a directed proxy as soon as possible in advance of the EGM even if they are planning to attend the EGM in person or online. To lodge your proxy, please follow the directions on your personalised proxy form. Sayona is happy to accept questions prior to the meeting by email to: SYAenquiries@investor.sodali.com. The Chairman of the EGM will seek to address as many of the more frequently asked questions as possible. However, there may not be sufficient time available at the EGM to address all of the questions raised. Please note that individual responses will not be sent to Sayona Shareholders. You may vote: • by attending the EGM at the physical location, being Capri by Fraser, 80 Albert Street, Brisbane Queensland; • by attending the EGM online, by visiting www. meetnow.global/MWMRHN9 on your smartphone, tablet or computer; • by proxy, by lodging a proxy form online at www. investorvote.com.au or by completing, signing and lodging a proxy form for the EGM in accordance with the instructions set out on the form. To be valid, your proxy form must be received by the Sayona Share Registry by 10:30am (AEST), 29 July 2025. Further instructions regarding lodging a proxy are set out in the Notice of Meeting; • by attorney, by appointing an attorney to attend and vote at the EGM on your behalf and providing a duly executed power of attorney to the Sayona Share Registry by 10:30am (AEST), 29 July 2025; or • by corporate representative, in the case of a body corporate which is a Sayona Shareholder, by appointing a corporate representative to attend and vote at the EGM on behalf of that Sayona Shareholder and providing a duly executed certificate of appointment (in accordance with Section 250D of the Corporations Act) prior to admission to the EGM. 5. What should you do? 21Notice of Meeting and Explanatory Memorandum

6.1 Overview of the Merger On 19 November 2024, Sayona entered into the Merger Agreement in respect of the Merger. Under the Merger Agreement, a newly formed U.S. subsidiary of Sayona (Merger Sub) will merge with and into Piedmont Lithium, which will result in Sayona being the ultimate parent entity. The Merger aims to create a leading North American leading lithium business and among the largest hard rock lithium producers in North America based on the combined life-of-mine spodumene concentrate capacity. If the Merger completes, the number of Sayona Consideration Shares to be received by Piedmont Common Stockholders and Piedmont CDI Holders will depend on whether the Consolidation Resolution is approved. If the Merger completes and the Consolidation Resolution is not approved: • Piedmont Common Stockholders will receive 0.35133 Sayona ADSs corresponding to 527 Sayona Shares for each share of Piedmont Common Stock held immediately prior to Completion; and • Piedmont CDI Holders will receive 5.27 Sayona Shares for each Piedmont CDI held at the CDI Record Date. If the Merger completes and the Consolidation Resolution is approved and effected prior to Completion: • Piedmont Common Stockholders will receive 0.35133 Sayona ADSs corresponding to 3.5133 Sayona Shares for each share of Piedmont Common Stock held immediately prior to Completion; and • Piedmont CDI Holders will receive 0.035133 Sayona Shares for each Piedmont CDI held at the CDI Record Date. The number of Sayona ADSs issuable under the Merger in exchange for one share of Piedmont Common Stock is 0.35133 and this will not be affected by the Consolidation Resolution. If the Consolidation Resolution is approved and the Share Consolidation is effected prior to Completion, then number of Sayona Shares represented by one Sayona ADS issuable in the Merger will be adjusted such that the consideration received by Piedmont Stockholders is economically equivalent to the consideration they would have received if the Share Consolidation had not been effected. Accordingly: • if the Consolidation Resolution is approved and the Share Consolidation is implemented effected prior to Completion, the number of Sayona Shares represented by one Sayona ADS will be divided by 150, resulting in one Sayona ADS representing 10 Sayona Shares; • if the Consolidation Resolution is not approved, the number of Sayona Shares represented by one Sayona ADS will be 1,500. Fractional Sayona ordinary shares or fractional Sayona ADSs otherwise issuable in the Merger will be rounded up to the nearest whole share. 6.2 Rationale for the Merger The Merger is projected to create a leading North American hard rock lithium producer with a significant combined portfolio of hard rock lithium resources. The Merger aims to simplify the corporate structure and share benefits of synergies, organisational expertise and technical capabilities in order to combine and optimise downstream strategies. There is a strong strategic rationale for the Merger, including: • Sayona is projected to be a leading lithium business and among the largest hard rock lithium producers in North America. • the Merger is expected to optimise the NAL project currently owned 75% by Sayona and 25% by Piedmont, through (i) consolidated offtake economics, complimentary technical capabilities, a simplified ownership structure and material logistics, procurement and marketing synergies, which are expected to be generated through expanded customer relationships and lower operating costs, and (ii) aligned economic interests in pursuing North American Lithium brownfield expansion. • the Merger aims to generate annual synergies of approximately US$15 million per annum (approximately AU$22.8 million at the exchange rate of AUD:USD 0.66 as at 11 November 2024) that is expected to improve cost base and resilience through the cycle. • the Merger will provide exposure to Piedmont Lithium’s greenfield project assets in the United States and Ghana and the Killick Lithium Project in Canada, in addition to Sayona’s existing portfolio of assets in Canada and Australia. • the Merger aims to generate a stronger balance sheet with additional liquidity and provision of financial foundation and scale to allow for flexibility and optionality for capital deployment. • the Merger is targeted to provide greater liquidity and continuity for investors through the continued primary listing of Sayona ordinary shares on the ASX and a secondary listing of Sayona ADSs on the Nasdaq. • the combined management team and the new Sayona Board will have extensive experience, enabling them to capitalise on growth opportunities. 6. The Merger, Conditional Placement and Additional Matters 22Notice of Meeting and Explanatory Memorandum

6.3 Conditions to the Merger Completion of the Merger is subject to the satisfaction or waiver of the following conditions precedent: a) Shareholder approval: The Merger is approved by the Sayona Shareholders at the EGM and by Piedmont Stockholders at the Piedmont Lithium special stockholders’ meeting. b) International regulatory approvals: Any waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) must have been terminated or expired. The approval from the Committee on Foreign Investment in the United States (CFIUS) has been obtained, and approval under the Investment Canada Act (ICA) has been obtained. This condition has been satisfied. c) No injunctions or restraints: No Governmental Entity having jurisdiction over Sayona, Merger Sub or Piedmont Lithium has issued any order, decree, ruling, injunction, or other action that is in effect (whether temporary, preliminary, or permanent) restraining, enjoining or otherwise prohibited the consummation of the Merger, and no law has been adopted that makes consummation of the Merger illegal or otherwise prohibited. d) Effectiveness of the Registration Statement and Form F-6 Registration Statement: The Registration Statement has been declared as effective by the SEC under the Securities Act and is not subject of any stop order or Proceedings seeking a stop order. The Form F-6 has been declared effective by the SEC under the Securities Act and is not subject of any stop order or Proceedings seeking a stop order. e) ASX listing: The Sayona Shares to be issued to former Piedmont CDI Holders have been authorised for quotation on the ASX. f) Nasdaq listing: The Sayona ADSs to be issued to Piedmont Common Stockholders pursuant to the Merger Agreement must have been authorised for listing on the Nasdaq, subject to notice of issuance. g) ASIC and ASX approvals: ASIC and ASX must have provided to Sayona and Merger Sub all consents, approvals, waivers, relief and exemptions required for the Merger and the issuance of the Sayona Consideration Shares, as applicable. h) Representations and warranties of Sayona, Merger Sub and Piedmont Lithium: The respective representations and warranties provided by Sayona, Merger Sub and Piedmont Lithium are true and accurate as at the date of the Merger Agreement and as at the date of Completion, subject to the exceptions and materiality standards set forth in the Merger Agreement. i) Performance of obligations of Sayona and Piedmont Lithium: Sayona, Merger Sub and Piedmont Lithium have performed, or complied with, in all material respects all respective agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the date when the Certificate of Merger is filed with the Filing Office. j) Compliance Certificate: Sayona and Piedmont Lithium must have each received a signed certificate from the other party, confirming the satisfaction of the conditions set forth in paragraphs h) and i) above relating to such party. Completion will not occur unless all Merger Conditions are satisfied or waived as permitted by the Merger Agreement. 6.4 Background to the Merger Resolution – ASX Listing Rule 7.1 Broadly speaking, and subject to a number of exceptions, ASX Listing Rule 7.1 limits the number of shares that a listed company can issue without the approval of its shareholders over any 12-month period to 15% of the fully paid ordinary shares it had on issue at the start of that period. The issue of Sayona Consideration Shares does not fall within any of these exceptions and exceeds the 15% placement capacity in ASX Listing Rule 7.1. It therefore requires approval of Sayona’s Shareholders under ASX Listing Rule 7.1, as well as under the Merger Agreement. To this end, the Merger Resolution seeks the required Sayona Shareholder approval to issue the Sayona Consideration Shares under and for the purposes of ASX Listing Rule 7.1. If the Merger Resolution is: • approved by Sayona Shareholders, and subject to satisfying the remaining conditions under the Merger Agreement, Sayona will proceed with the Merger and the Sayona Consideration Shares will be excluded in calculating Sayona’s 15% placement capacity under ASX Listing Rule 7.1. • not approved by Sayona Shareholders, Sayona will not be able to proceed with the Merger. The implications of this are discussed further in Section 9.7. 23Notice of Meeting and Explanatory Memorandum

a) Specific information required by ASX Listing Rule 7.3 Pursuant to and in accordance with ASX Listing Rule 7.3, the following information is provided in relation to the issue of the Sayona Consideration Shares: • The Sayona Consideration Shares are intended to be issued to Piedmont Stockholders in accordance with the terms and conditions of the Merger Agreement. A summary of the Merger Agreement can be found at Section 11.5. As at the date of this Explanatory Memorandum, none of the Piedmont Stockholders are: › a related party of Sayona; › a member of the Sayona’s key management personnel; › a substantial shareholder of Sayona; › an adviser to Sayona; or › an Associate of any of the above. • The number of Sayona Consideration Shares to be issued under the Merger and Sayona Shares that may be allocated within six months of Completion in respect of equity incentives granted and outstanding under the Piedmont Stock Incentive Plan on a fully-diluted basis will be up to a maximum of 12,056,194,283 (or 80,374,629 if the Share Consolidation is effected prior to Completion). Note, this is a maximum number and Sayona expects the actual number of Sayona Consideration Shares to be issued under the Merger to be less than this figure on the assumption that not all equity incentives granted and outstanding under the Piedmont Stock Incentive Plan will be settled in shares of Piedmont Common Stock before Completion or settled in Sayona Shares or Sayona ADSs within six months of Completion (see Section 11.2 for further details). • The Sayona Consideration Shares will be fully paid ordinary shares in the capital of Sayona and will rank equally in all respects with the Sayona Shares currently on issue, notwithstanding that Piedmont Common Stockholders will receive Sayona ADSs representing the underlying Sayona Shares. • The Sayona Consideration Shares will be issued by Completion. • The Sayona Consideration Shares are intended to be issued for the purposes of implementing the Merger. • If the Merger and the Conditional Placement are considered to form part of the same commercial transaction, Sayona would be issuing an aggregate number of Sayona Consideration Shares greater than the number of Sayona Shares on issue, with the effect that the Merger would be deemed to be a reverse takeover in accordance with the Listing Rules. To this extent, and in accordance with Listing Rule 7.3.8, further details about the Merger and Conditional Placement are set out in this Section 6. • A summary of the terms to the Merger Agreement can be found in Section 11.5. • A voting exclusion statement is included in the Notice of Meeting. 6.5 Overview of the Conditional Placement The Conditional Placement involves the proposed issue of 2,156,250,000 Sayona Shares (14,375,000 Sayona Shares on a post-Share Consolidation basis) (Conditional Placement Shares) to RCF at an issue price of AU$0.032 (or AU$4.80 on a post-Share Consolidation basis) to raise proceeds of AU$69 million (before costs), provided that the total number of Sayona Shares to be issued to RCF may be reduced by RCF if, and only if, required to ensure that the total subscription amount does not exceed US$50 million (based on the foreign exchange rate prevailing at the time of payment of the subscription amount by RCF) (Maximum Subscription Amount). The Conditional Placement is underwritten by the Lead Manager, subject to the conditions set out in Section 11.8 below and the Placement Agreement not otherwise being terminated (see Section 11.8 below). If RCF is to be issued a number of shares that is less than the Conditional Placement Shares as a result of the Maximum Subscription Amount, the Lead Manager must subscribe, or procure subscriptions, for the remaining uncommitted Conditional Placement Shares. If the Conditional Placement is approved, but the Share Consolidation is not approved, 2,156,250,000 Sayona Shares at an issue price of AU$0.032 will be issued to RCF subject to the Maximum Subscription Amount and the conditions set out in Section 11.7 below. If the Share Consolidation and the Conditional Placement are approved, the number of Sayona Shares to be issued will be consolidated in the same ratio as the Share Consolidation and the issue price will be amended in inverse proportion to that ratio such that 14,375,000 Sayona Shares at an issue price of AU$4.80 will be issued to RCF subject to the Maximum Subscription Amount and the satisfaction of the remaining conditions set out in Section 11.7 below. A summary of the terms to the Subscription Agreement can be found in Section 11.7. a) ASX Listing Rule 7.1 The issue of Conditional Placement Shares does not fall within any of the exceptions under ASX Listing Rule 7.1 and exceeds the 15% placement capacity in ASX Listing Rule 7.1. It therefore requires approval of Sayona’s Shareholders under ASX Listing Rule 7.1, as well as under the Subscription Agreement and Placement Agreement. To this end, the Conditional Placement Resolution seeks the required Sayona Shareholder approval to the issue under and for the purposes of ASX Listing Rule 7.1. If the Conditional Placement Resolution is: • approved by Sayona Shareholders, and subject to satisfying the remaining conditions under the Placement Agreement and Subscription Agreement, Sayona will proceed with the Conditional Placement and the Conditional Placement Shares will be excluded in calculating Sayona’s 15% placement capacity under ASX Listing Rule 7.1 24Notice of Meeting and Explanatory Memorandum

• not approved by Sayona Shareholders, Sayona will not be able to proceed with the Conditional Placement. The implications of this are discussed further in Section 9.7. b) Specific information required by ASX Listing Rule 7.3 Pursuant to and in accordance with ASX Listing Rule 7.3, the following information is provided in relation to the issue of the Conditional Placement Shares: • The Conditional Placement Shares are intended to be issued to RCF in accordance with the terms and conditions of the Subscription Agreement. A summary of the Subscription Agreement can be found in Section 11.7. If RCF is to be issued a number of shares that is less than the Conditional Placement Shares as a result of the Maximum Subscription Amount, the Lead Manager must subscribe, or procure subscriptions, for the balance of the Conditional Placement Shares in accordance with the terms and conditions of the Subscription Agreement. A summary of the Placement Agreement can be found in Section 11.8. At the time of the Conditional Placement, RCF is not: › a related party of Sayona; › a member of the Sayona’s key management personnel; › a substantial shareholder of Sayona; › an adviser to Sayona; or › an Associate of any of the above. • A maximum of 2,156,250,000 Sayona Shares (14,375,000 Sayona Shares on a post-Share Consolidation basis) will be issued at an issue price of AU$0.032 (AU$4.80 on a post-Share Consolidation basis). • The Conditional Placement Shares will be fully paid ordinary shares in the capital of Sayona and will rank equally in all respects with the Sayona Shares currently on issue. • The Conditional Placement Shares will be issued no later than 3 Business Days after the date of Completion, but in any event no later than 3 months after the date of the EGM (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules). • The proceeds from the issue of the Conditional Placement Shares are intended to be applied to value accretive spend which will be pursued by Sayona post-Completion, such as: › Preliminary studies for the NAL brownfield expansion; and › Activities to progress the Moblan Lithium Project, Ewoyaa Lithium Project and Carolina Lithium Project. • A summary of the terms to the Subscription Agreement can be found in Section 11.7. • A voting exclusion statement is included in the Notice of Meeting. 6.6 Conditions to the Conditional Placement RCF has agreed to subscribe for shares in Sayona for AU$69 million under the Conditional Placement on the terms and conditions set out in a subscription agreement dated 19 November 2024 as amended 23 April 2025 (the Subscription Agreement). A summary of the terms of the Subscription Agreement can be found at Annexure 2 of Sayona’s ASX announcement on 19 November 2024 and can be obtained from www.asx.com.au. A summary of the Subscription Agreement is also set out in Section 11.7. The obligations of RCF to subscribe for the Conditional Placement Shares are subject to the following outstanding conditions being satisfied or waived on or prior to 19 August 2025: a) Sayona Shareholder approval: Approval for the issue of the Conditional Placement Shares must have been obtained from the Sayona Shareholders in a general meeting. This condition will be satisfied if the Conditional Placement Resolution is approved; b) Completion of Merger: The Merger must have completed in accordance with the terms of the Merger Agreement (and prior to that time, the Merger Agreement not having been amended, modified or varied in a material respect that would, or would be reasonably likely to, have a material adverse effect without the prior written consent of RCF); c) Satisfaction of relevant Merger Conditions: Conditions to the Merger Agreement set out at Sections 6.3(b), 6.3(c), 6.3(d) ,6.3(h), 6.3(i) and 6.3(j) above must be satisfied (without waiver that would, or would reasonably likely to, have a material adverse effect) above; and d) ASX: The ASX not having indicated that it will refuse to grant quotation of the Sayona Shares to be issued to RCF. The Conditional Placement is underwritten by the Lead Manager on the terms set out in the Placement Agreement, including the conditions set out below. If RCF is to be issued a number of shares that is less than the Conditional Placement Shares as a result of the Maximum Subscription Amount, the Lead Manager must subscribe, or procure subscriptions, for the balance of the Conditional Placement Shares. The obligations of the Lead Manager to underwrite the Conditional Placement are subject to the following conditions (amongst others and in addition to the satisfaction of the conditions precedent to the effectiveness of the Placement Agreement and to underwriting of the Unconditional Placement, which have been satisfied): a) Sayona Shareholder approval: Approval must have been obtained from the Sayona Shareholders in a general meeting by the date that is 28 days after the Notice of Meeting has been released to the ASX (or by a later date if the meeting is adjourned or postponed) by the date of the EGM; 25Notice of Meeting and Explanatory Memorandum

b) Completion of Merger: The Merger must have completed on or prior to 31 July 2025 or such later date as may be agreed between the parties to the Placement Agreement (and prior to that date, the Merger Agreement not having been amended, modified or varied in a material respect that would, or would be reasonably likely to, have a material adverse effect without the prior written consent of RCF); c) Subscription Agreement: RCF having paid the subscription amount under the Subscription Agreement; and d) ASX: Prior to Completion, the ASX not having indicated that it will refuse to grant quotation of the Sayona Shares to be issued to RCF. The Lead Manager’s obligation to underwrite the Conditional Placement will arise if RCF is to be issued a number of shares that is less than the Conditional Placement Shares as a result of the Maximum Subscription Amount. As noted in b) above, the obligations of the Lead Manager to underwrite the Conditional Placement are subject to Completion of the Merger occurring on or prior to 31 July 2025 or such later date as may be agreed between the parties to the Placement Agreement. If Completion of the Merger has not occurred on or prior to 31 July 2025 (or a later time agreed between Sayona and the Lead Manager) then the Lead Manager will not be required to underwrite the Conditional Placement. A summary of the Placement Agreement is set out in Section 11.8. The Merger is not conditional on completion of the Conditional Placement, but the Conditional Placement is conditional on Completion of the Merger. 6.7 Overview of the Unconditional Placement On 20 November 2024, Sayona announced it had received firm commitments for the Unconditional Placement to raise aggregate proceeds of AU$40 million (before costs). Piedmont Lithium separately undertook a capital raise of AU$40 million, which completed at or around the same time as the Unconditional Placement. a) ASX Listing Rules 7.1 and 7.4 Broadly speaking, and subject to a number of exceptions, ASX Listing Rule 7.1 limits the number of shares that a listed company can issue without the approval of its shareholders over any 12-month period to 15% of the fully paid ordinary shares it had on issue at the start of that period. The issue of Unconditional Placement Shares did not fit within any of the exceptions to ASX Listing Rule 7.1 and, as it has not yet been approved by Sayona Shareholders, it effectively uses up part of Sayona’s placement capacity under ASX Listing Rule 7.1. This reduces Sayona’s capacity to issue further Sayona Shares without approval under ASX Listing Rule 7.1 for the 12-month period following the issue of the Unconditional Placement Shares. ASX Listing Rule 7.4 provides an exception to ASX Listing Rule 7.1. It provides that where a company in a general meeting ratifies the previous issue of securities made pursuant to ASX Listing Rule 7.1 (and provided that the previous issue did not breach Listing Rule 7.1), those securities will be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1. Sayona wishes to retain as much flexibility as possible to issue additional Equity Securities in the future without having to obtain Sayona Shareholder approval for such issue. To this end, the Unconditional Placement Resolution seeks approval of Sayona Shareholders pursuant to Listing Rule 7.4 to ratify the issue of Unconditional Placement Shares under ASX Listing Rule 7.1. If the Unconditional Placement Resolution is: • approved by Sayona Shareholders, the Unconditional Placement Shares will be excluded in calculating Sayona’s 15% placement capacity under ASX Listing Rule 7.1, effectively increasing the number of Equity Securities it can issue without Sayona Shareholder approval over the 12-month period following the issue date of the Unconditional Placement Shares. • not approved by Sayona Shareholders, the Unconditional Placement Shares will be included in calculating Sayona’s 15% placement capacity under ASX Listing Rule 7.1, effectively decreasing the number of Equity Securities it can issue without Sayona Shareholder approval over the 12-month period following the issue date of the Unconditional Placement Shares. 26Notice of Meeting and Explanatory Memorandum

b) Information required under ASX Listing Rule 7.5 Pursuant to and in accordance with ASX Listing Rule 7.5, the following information is provided in relation to the ratification of the issue of the Unconditional Placement Shares: • The Unconditional Placement Shares were issued to institutional and sophisticated investors. The participants in the Unconditional Placement were identified through a bookbuild process, which involved Sayona and the Lead Manager seeking expressions of interests to participate in the Unconditional Placement from new and existing contacts of Sayona. A summary of the Placement Agreement can be found in Section 11.8. At the time of the Unconditional Placement, none of these investors were: › related parties of Sayona; › members of Sayona’s key management personnel; › substantial shareholders of Sayona; › an adviser to Sayona; or › an Associate of any of the above. • 1,250,000,000 Unconditional Placement Shares were issued on 28 November 2024 at an issue price of AU$0.032 to aggregate proceeds of AU$40 million (before costs). • The Unconditional Placement Shares are fully paid ordinary shares in the capital of Sayona and rank equally in all respects with the existing Sayona Shares on issue. • The proceeds from the issue of the Unconditional Placement Shares were raised to fund Sayona’s standalone expenditure to Completion, including: › Preliminary studies to review Moblan DFS development capital expenditure; › NAL capital projects to optimise production in terms of both operating and capital expenditure; and › General corporate purposes, including transaction costs associated with the Merger and the Conditional Placement. • A voting exclusion statement is included in the Notice of Meeting. 6.8 Overview of the Share Consolidation As at the date of this Notice, Sayona has 11,543,296,014 Sayona Shares and 2,234,482 options on issue. The Share Consolidation seeks to consolidate the Sayona Shares into a smaller number. Section 254H of the Corporations Act provides that a company may, by ordinary resolution passed at a general meeting, convert all or any of its shares into a larger or smaller number. The ASX Listing Rules also require that the number of options on issue be consolidated in the same ratio as the shares and the exercise price of options be amended in inverse proportion to that ratio. The Sayona Board has proposed the Share Consolidation for the following reasons: • Sayona currently has 11,543,296,014 Sayona Shares on issue which represents a relatively large number when compared to its listed peer group; • the Share Consolidation will result in a more appropriate and effective capital structure for Sayona; and • the Share Consolidation is also expected to assist in positioning Sayona for long term growth by making an investment in Sayona’s securities more attractive to institutional and other investors. The Consolidation Resolution seeks Sayona Shareholder approval for the Share Consolidation, being a consolidation of Sayona Shares on issue on a 150 for 1 basis. 27Notice of Meeting and Explanatory Memorandum

a) Effect of the Share Consolidation If the Consolidation Resolution is passed, the result of the Share Consolidation is that each security holding in Sayona will be reduced by 150 times its current level. As the Share Consolidation applies equally to all Sayona Shareholders, individual shareholdings will be reduced in the same ratio as the total number of Sayona Shares (subject to rounding). Accordingly, assuming no other market movements or impacts occur, the Share Consolidation will have no effect on the percentage interest in Sayona of each Sayona Shareholder. The Share Consolidation will not result in any change to the substantive rights and obligations of existing Sayona Shareholders. The change in capital structure of Sayona following the Share Consolidation, subject to adjustment for rounding, is set out in the tables below in relation to Sayona’s Shares, options and Performance Rights. Sayona Shares Number Sayona Shares currently on issue 11,543,296,014 Sayona Shares on issue after the Share Consolidation 76,955,307 In accordance with ASX Listing Rule 7.22, and the terms of the options currently on issue, the Share Consolidation will involve a corresponding adjustment to options and performance rights, having the effect that the number of options and performance rights will reduce in proportion to the Sayona Shares and the exercise price will increase in inverse proportion to the Share Consolidation ratio. This means that every 150 options exercisable at AU$0.18125 each will instead become a single option exercisable at AU$27.1875 each. Options/Rights Pre-Share Consolidation Number Post-Share Consolidation Number New Exercise Price Unlisted options 2,234,482 14,897 AU$27.1875 28Notice of Meeting and Explanatory Memorandum

b) Fractional entitlements Where the Share Consolidation results in an entitlement to a fraction of a Sayona Share or option, that fraction will be rounded up to the nearest whole number of Sayona Shares or options. c) Share Consolidation timetable The current expected timetable for the Share Consolidation process is as follows. However, the times and dates in respect of the Share Consolidation are subject to change, depending on the expected sequencing of events in the lead up to, and following, the EGM. To avoid any potential delays to implementation of the Merger, the Sayona Board may consider it appropriate to implement the Share Consolidation at a point in time no later than 3 months after Completion, in which case the dates below will change. Sayona Shareholders should monitor Sayona’s website and its ASX announcements for any updates about the EGM or the Share Consolidation. Event Date EGM (Consolidation Effective Date) 31 July 2025 Last day for trading in Sayona Shares pre-Consolidation 1 August 2025 Trading in consolidated Sayona Shares commences on a deferred settlement basis 4 August 2025 Record date for the Share Consolidation 5 August 2025 First day for registration of Sayona Shares on a post-Share Consolidation basis 6 August 2025 Dispatch of new Sayona post Share Consolidation holding statements to the existing Sayona Shareholders. 8 August 2025 d) Tax Considerations The Share Consolidation should not result in a capital gains tax (CGT) event for Sayona Shareholders. For CGT purposes, each element of the cost base (and reduced cost base) of the Sayona Shares held by a Sayona Shareholder immediately after the Share Consolidation should be the sum of the corresponding elements of each Sayona Share held by the Sayona Shareholder before the Share Consolidation. The acquisition date of Sayona Shares held after the Share Consolidation should be the same as the date on which the original Sayona Shares were acquired by the Sayona Shareholder. As there will be no change in proportionate interests, no stamp duty should be payable on the Share Consolidation by the Sayona Shareholders. This Notice of Meeting does not consider the tax implications of the Share Consolidation for Sayona Shares held by a Sayona Shareholder on revenue account or as trading stock or Sayona Shares held by Sayona Shareholders who are not ‘residents’ for Australian tax purposes. 29Notice of Meeting and Explanatory Memorandum

6.9 Overview of the Name Change Section 157(1) of the Corporations Act provides that a company may change its name only if shareholders approve the change by a special resolution. Section 136(2) of the Corporations Act provides that a company may adopt, modify or repeal its constitution if the Company passes a special resolution. Sayona proposes to change the current name of the Company to Elevra Lithium on the basis that it considers the change is reflective of Sayona’s next chapter. Accordingly, Sayona is seeking approval of Sayona Shareholders to change its name from “Sayona Mining Limited” to “Elevra Lithium Limited” and to replace all references to “Sayona Mining Limited” in the Company’s Constitution with “Elevra Lithium Limited”. The change of Sayona’s name will, pursuant to Section 157(3) of the Corporations Act, only take effect when ASIC alters the details of Sayona’s registration to reflect the change of name. 6.10 Remuneration Proposal ASX Listing Rule 10.17 provides that a listed company must not, without shareholder approval, increase the total annual amount of the non-executive directors’ fee pool. Article 7.3(a) of the Sayona Constitution governs Non-Executive Directors’ remuneration and contemplates that the amount of remuneration the Non-Executive Directors are entitled to be paid must not exceed in aggregate the annual amount last fixed by ordinary resolution by the Company at a general meeting. For the purposes of ASX Listing Rule 10.17, “directors’ fees” means all fees payable by the entity or any of its child entities to a non-executive director for acting as a director of the entity or any of its child entities (including attending and participating in any board committee meetings), superannuation contributions for the benefit of a non-executive director and any fees which a non-executive director agrees to sacrifice for other benefits. It does not include reimbursement of genuine out of pocket expenses, genuine “special exertion” fees paid in accordance with an entity’s constitution, or securities issued to a non-executive director under ASX Listing Rules 10.11 or 10.14 with the approval of the holders of its ordinary securities. The Remuneration Resolution seeks Sayona Shareholder approval for the increase of the maximum aggregate sum per annum of directors’ fees that may be paid to Non-Executive Sayona Directors from AU$900,000 to AU$1,250,000. The Sayona Board considers it reasonable and appropriate at this time to seek an increase in the remuneration for the following reasons: • the complexity, scale and market capitalisation of Sayona will increase significantly as a result of the Merger; • the proposed increase to the maximum aggregate sum per annum available for payment as remuneration reflects current market practice; • the increase in the number of Board members of Sayona effective post Completion of the Merger; • the increase is aimed at ensuring that Sayona can attract and retain the appropriate people to act as Non-Executive Sayona Directors taking into account the size, complexity and accountability of the roles; and • the global operations of Sayona and the workload of existing Sayona Directors. The maximum aggregate annual sum per annum of directors’ fees payable to Sayona Non-Executive Directors has not been increased since 30 November 2023. The remuneration of each Sayona Non-Executive Director for the year ended 30 June 2024 is detailed in the remuneration report in Sayona’s 2024 Annual Report to Shareholders. a) Information required by ASX Listing Rule 10.17 Sayona provides the following information as required under Listing Rule 10.17: • the amount of the proposed increase is AU$350,000 per annum; • the maximum aggregate amount of Sayona Non-Executive Directors fees that may be paid to all Sayona Non-Executive Directors if the Remuneration Resolution is passed will be AU$1,250,000 per annum; and • no Equity Securities have been issued to the Sayona Non-Executive Directors under ASX Listing Rule 10.11 or ASX Listing Rule 10.14 in the past 3 years. b) Information required by ASX Listing Rule 14.1A If the Remuneration Resolution: • is passed, the maximum aggregate amount of directors’ fees that may be paid to Sayona’s Non-Executive Directors will be AU$1,250,000 per annum. This does not mean that Sayona must utilise the entire maximum amount approved of directors’ fees that may be paid to Sayona’s Non-Executive Directors in each year and it is not currently intended to utilise the full amount if approval is given by Sayona Shareholders. However, the Sayona Board considers that it is reasonable and appropriate to establish this amount to provide Sayona with the ability to pay Sayona’s Non-Executive Directors and ensure that the Sayona Non-Executive Director remuneration levels are commensurate with market rates to attract and retain directors of the highest calibre. • is not passed, Sayona will not be permitted to pay directors’ fees to Sayona Non-Executive Directors which exceed the aggregate amount already approved by Sayona Shareholders (that is, AU$900,000 per annum). 30Notice of Meeting and Explanatory Memorandum

6.11 The Resolutions The Resolutions must each be approved by an ordinary resolution, being more than 50% of the votes cast by Sayona Shareholders entitled to vote at the EGM to be in favour, except for the Name Change Resolution, which is to be passed as a special resolution, requiring at least 75% of the votes cast. In particular, as discussed in Section 6.3 and 6.6: • Completion is conditional on, amongst other things, Sayona Shareholders approving the Merger Resolution; and • Completion of the Conditional Placement is conditional on, amongst other things, Sayona Shareholders approving the Conditional Placement Resolution in addition to the Merger Resolution. The Resolutions will be put to Sayona Shareholders at the EGM to be held in person and online at 10:30am (AEST) on 31 July 2025. The Notice of Meeting convening the EGM, accompanied by the proxy form, has been sent to Sayona Shareholders with this Explanatory Memorandum. A copy of the Notice of Meeting, including the full text of each Resolution and relevant voting exclusion, is included in Annexure 1. 6.12 Recommendation of the Sayona Directors The Sayona Board recommends that you vote in favour of all Resolutions, in the absence of a Superior Proposal or Intervening Event. The Sayona Directors have based their recommendation on: • the reasons Sayona Shareholders should vote in favour of the Resolutions (Section 3.1); • the reasons Sayona Shareholders may consider voting against the Resolutions (Section 3.2); and • the risks of the Merger, the Conditional Placement and general risks associated with an investment in Sayona (Section 10). Given the interests of the Sayona Non-Executive Directors in respect of the Remuneration Proposal, the Sayona Non-Executive Directors abstain from making a recommendation regarding the Remuneration Resolution. The Sayona Board, with the Sayona Non-Executive Directors abstaining, recommend that you vote in favour of the Remuneration Resolution. With the exception of the Remuneration Resolution where the votes of the Sayona Directors are excluded, each Sayona Director also intends to vote any Sayona Shares they hold or control in favour of the Resolutions, in the absence of a Superior Proposal or Intervening Event and subject to the applicable voting exclusions. As at the date of this Explanatory Memorandum, this comprises 2.54% of the Sayona Shares on issue in aggregate. The interests of Sayona Directors in Sayona Shares and Performance Rights, and in the Merger, are disclosed in Section 11.1 of this Explanatory Memorandum. Sayona Shareholders should have regard to these interests when considering the Sayona Directors’ unanimous recommendation in respect of the Merger. 31Notice of Meeting and Explanatory Memorandum

7.1 Introduction Sayona is a lithium-focused Australian mining company with projects in Québec and a large tenement portfolio in Western Australia. Sayona’s principal activities are lithium mining and processing in North America, and the ongoing identification, evaluation and development of Sayona’s portfolio of mineral exploration assets in Australia and Canada. Sayona’s portfolio of projects spans from exploration and development to production. Sayona was formed in 2000. Sayona aims to supply lithium for which increasing global demand is expected, particularly due to the broader decarbonisation initiatives that are ongoing across the world. 7.2 Business overview Sayona has operations in Québec, Canada, and exploration projects in Western Australia. In Québec, Sayona’s assets comprise North American Lithium together with the Authier Lithium Project and the Tansim Lithium Project, supported by a strategic partnership with Piedmont Lithium. Sayona has also assembled a northern lithium hub centred on the Moblan Lithium Project in northern Québec. In Western Australia, Sayona holds a large tenement portfolio in the Pilbara region prospective for gold and lithium. Sayona holds the lithium rights to the Deep Well, Tabba Tabba, Red Rock, Mt Dove, Friendly Creek, Station Peak and Mount Satirist tenements. Sayona is also exploring for Hemi style gold targets in the world class Pilbara region, while its lithium projects include Sayona-owned leases and those subject to a joint venture with Morella Corporation. The principal activities of Sayona’s business across Australia and Canada are as follows: Description Australian projects • Lithium and gold projects: Exploration of lithium and gold tenements in the Pilbara and Yilgarn regions. Canadian projects – Abitibi-Témiscamingue Hub • North American Lithium (NAL): Lithium mining and processing. • Authier Lithium Project (Authier): Hard rock lithium deposit. • Pontiac Claims: Exploration site for lithium pegmatite occurrences. • Tansim Lithium Project (Tansim Lithium): Exploration site for lithium, tantalum and beryllium. • Vallée Lithium Project (Vallée Lithium): Mineral rights claims located adjacent to NAL. Canadian projects – Eeyou Istchee James Bay Hub • Lac Albert Lithium Project (Lac Albert Lithium): Exploration site for lithium pegmatite occurrences. • Moblan Lithium Project (Moblan): Hard rock lithium deposit host to high-grade spodumene mineralisation. • Troilus Claims: Wholly owned claims located adjacent to the Moblan Lithium Project. Since its formation in 2000, Sayona has achieved several significant milestones through its strategic acquisitions, joint ventures, and operational developments: • Acquisition of Authier Lithium Project (2016): In 2016, Sayona acquired the Authier Lithium Project in Québec, Canada. This hard rock lithium deposit, located near Val-d’Or, became a cornerstone of Sayona’s expansion into the North American lithium market. • Joint Venture with Piedmont (2021): In August 2021, Sayona, through a joint venture with Piedmont, acquired North American Lithium in Québec. This acquisition included a brownfield open-pit mining operation with a concentrator. • Acquisition of Moblan Lithium Project (2021): In October 2021, Sayona, in partnership with SOQUEM, Inc. (a subsidiary of Investissement Québec), acquired a 60% stake in the Moblan Lithium Project in the Eeyou Istchee James Bay region of northern Québec. The Moblan Lithium Project is now owned by Sayona in partnership with Investissement Québec. • Restart of North American Lithium Operations (2023): By March 2023, Sayona restarted its production at North American Lithium. 7. Information about Sayona 32Notice of Meeting and Explanatory Memorandum

• First Shipment of Spodumene Concentrate (2023): In August 2023, Sayona announced its first shipment of spodumene concentrate from North American Lithium to the international market, marking the commencement of revenue generation within two years of acquiring North American Lithium. Sayona’s revenue was AU$200.9 million in the financial year ended 30 June 2024. Sayona had no revenue in the financial year ended 30 June 2023. Sayona generated revenue during the 2024 financial year primarily due to the sale of spodumene concentrate, with the first sales of spodumene concentrate occurring during the financial year. 7.3 Sayona Board and senior management a) Sayona Board The Sayona Board comprises the following directors as at the date of this Explanatory Memorandum: Name Position Lucas Dow Managing Director and Chief Executive Officer James Brown Executive Director Paul Crawford Non-Executive Director Allan Buckler Non-Executive Director Philip Lucas Non-Executive Director Laurie Lefcourt Non-Executive Director b) Sayona key management personnel Sayona’s key management personnel comprises the following members as at the date of this Explanatory Memorandum: Name Position Lucas Dow Managing Director and Chief Executive Officer Dougal Elder Chief Financial Officer Sylvain Collard President and Chief Operating Officer of Canada 7.4 Historical financial information a) Basis of preparation This Section 7.4 sets out a summary of historical financial information in relation to Sayona for the purpose of this Explanatory Memorandum. The financial information has been derived from Sayona’s financial statements for the financial years ended 30 June 2024 and 30 June 2023, and for the half year ended 31 December 2024 and 31 December 2023. The historical financial information of Sayona is presented in an abbreviated form and does not contain all the disclosures, presentation, statements or comparatives that are usually provided in consolidated financial statements which have been prepared in accordance with the Corporations Act. Sayona considers that for the purposes of this Explanatory Memorandum the historical financial information presented in an abbreviated form is more meaningful to Sayona Shareholders. Further detail on Sayona’s financial performance can be found in: • the 2024 Annual Report to Sayona Shareholders (incorporating the financial statements for the year ended 30 June 2024) released to the ASX on 30 August 2024; • the 2023 Annual Report to Sayona Shareholders (incorporating the consolidated financial statements for the year ended 30 June 2023) released to the ASX on 31 October 2023; and • the Appendix 4D and Interim Financial Report to Sayona Shareholders (incorporating the consolidated financial statements for the half year ended 31 December 2024) released to the ASX on 28 February 2025; • the Interim Financial Report to Sayona Shareholders (incorporating the consolidated financial statements for the half year ended 31 December 2023) released to the ASX on 14 March 2024; • each of which can be found in Sayona’s website (www.sayonamining.com.au/investors) or the ASX website (www.asx.com.au). 33Notice of Meeting and Explanatory Memorandum

b) Results for the half year ended 31 December 2024 and 31 December 2023 1. Consolidated Statement of Profit or Loss 31 December 2024 AU$'000 31 December 2023 AU$'000 Revenue 121,894 118,340 Other income 6,412 3,664 Expenses (182,744) (155,228) Loss from operations (54,438) (33,224) Financial income 2,311 4,789 Financial expenses (4,196) (2,670) Net financial income/(expense) (1,885) 2,119 Loss before income tax (56,323) (31,105) Income tax expense (7,352) (1,347) Loss after income tax (63,675) (32,452) Attributable to: Equity holders of Sayona Mining Limited (51,726) (29,343) Non-controlling interests (11,949) (3,109) Earnings per share Basic earnings per share (cents) (0.50) (0.29) Diluted earnings per share (cents) (0.50) (0.29) 2. Consolidated Statement of Comprehensive Income 31 December 2024 AU$'000 31 December 2023 AU$'000 Loss after income tax (63,675) (32,452) Other comprehensive income/(loss) Items that may be reclassified to the Consolidated Statement of Profit or Loss: Foreign exchange rate differences on translation of foreign operations 16,527 (15,164) Total items that may be reclassified to the Consolidated Statement of Profit or Loss 16,527 (15,164) Items that will not be reclassified to the Consolidated Statement of Profit or Loss: Fair value losses on financial assets at fair value through other comprehensive income (496) (1,119) Total items that will not be reclassified to the Consolidated Statement of Profit or Loss (496) (1,119) Total other comprehensive income/(loss) 16,031 (16,283) Total comprehensive loss (47,644) (48,735) Attributable to: Equity holders of Sayona Mining Limited (38,480) (42,514) Non-controlling interests (9,164) (6,221) 34Notice of Meeting and Explanatory Memorandum

3. Consolidated Statement of Financial Position 31 December 2024 AU$'000 30 June 2024 AU$'000 ASSETS Current assets Cash and cash equivalents 110,392 90,624 Trade and other receivables 38,253 27,548 Inventories 39,584 73,040 Current tax assets 2,433 3,138 Other assets 21,134 23,339 Total current assets 211,796 217,689 Non-current assets Other financial assets 303 740 Property, plant and equipment 771,965 734,084 Total non-current assets 772,268 734,824 Total assets 984,064 952,513 LIABILITIES Current liabilities Trade and other payables 48,229 60,876 Interest bearing liabilities 64,704 15,470 Other liabilities — 6,084 Provisions 6,217 5,963 Total current liabilities 119,150 88,393 Non-current liabilities Interest bearing liabilities 14,846 15,150 Other liabilities 12,938 12,007 Deferred tax liabilities 23,434 16,021 Provisions 26,722 25,309 Total non-current liabilities 77,940 68,487 Total liabilities 197,090 156,880 Net assets 786,974 795,633 EQUITY Share capital 834,065 795,773 Reserves 1,648 (11,991) Accumulated losses (170,166) (118,740) Total equity attributable to equity holders of Sayona Mining Limited 665,547 665,042 Non-controlling interests 121,427 130,591 Total equity 786,974 795,633 35Notice of Meeting and Explanatory Memorandum

4. Consolidated Statement of Cash Flows 31 December 2024 AU$'000 31 December 2023 AU$'000 Operating activities Loss before income tax (56,323) (31,105) Adjustments for: Depreciation and amortisation expense 18,853 15,578 Impairment and write down of financial assets 542 — Impairment and write down of non-financial assets — 5,312 Income from sale of tax benefits under flow through share arrangements (6,084) (3,014) Net financial income and expenses 1,885 (2,119) Net movement in inventories relating to net realisable value adjustments (3,809) 24,840 Share based payments 693 84 Changes in assets and liabilities: Trade and other receivables (10,512) (8,064) Inventories 38,148 (32,199) Other assets 2,686 (1,260) Trade and other payables (16,506) 36,960 Provisions and other liabilities 47,874 (1,593) Cash generated from operations 17,447 3,420 Interest received 2,387 4,579 Interest paid (357) (456) Net cash flows from operating activities 19,477 7,543 Investing activities Exploration expenditure (24,254) (20,886) Exploration expenditure expensed and included in operating cash flows 1,174 — Purchases of property, plant and equipment (12,722) (77,597) Net cash flows used in investing activities (35,802) (98,483) Financing activities Proceeds from associated entities — 4,156 Repayment of interest bearing liabilities (1,365) (990) Proceeds from issue of shares and exercise of options 40,000 37,399 Transaction costs associated with share issues (1,708) (1,211) Net cash flows from financing activities 36,927 39,354 Net increase/(decrease) in cash and cash equivalents 20,602 (51,586) Cash and cash equivalents at the beginning of the period 90,624 211,119 Foreign exchange rate differences on cash and cash equivalents (834) (1,553) Cash and cash equivalents at the end of the period 110,392 157,980 36Notice of Meeting and Explanatory Memorandum

c) Results for the year ended 30 June 2024 and 30 June 2023 1. Consolidated Statement of Profit or Loss 30 June 2024 AU$'000 30 June 2023 AU$'000 Revenue 200,873 — Other income 6,131 4,273 Expenses (326,072) (25,794) Loss from operations (119,068) (21,521) Financial income 7,668 16,327 Financial expenses (4,046) (1,506) Net financial income 3,622 14,821 Loss before income tax (115,446) (6,700) Income tax expense (3,576) (3,649) Loss after income tax (119,022) (10,349) Attributable to: Equity holders of Sayona Mining Limited (101,398) (11,048) Non-controlling interests (17,624) 699 Earnings per share Basic earnings per share (cents) (0.99) (0.13) Diluted earnings per share (cents) (0.99) (0.13) 2. Consolidated Statement of Comprehensive Income 30 June 2024 AU$'000 30 June 2023 AU$'000 Loss after income tax (119,022) (10,349) Other comprehensive loss Items that may be reclassified to the Consolidated Statement of Profit or Loss: Foreign exchange rate differences on translation of foreign operations (24,041) (4,408) Total items that may be reclassified to the Consolidated Statement of Profit or Loss (24,041) (4,408) Items that will not be reclassified to the Consolidated Statement of Profit or Loss: Fair value gains/(losses) on financial assets at fair value through other comprehensive income 3,827 (1,544) Total items that will not be reclassified to the Consolidated Statement of Profit or Loss 3,827 (1,544) Total other comprehensive loss (20,214) (5,952) Total comprehensive loss (139,236) (16,301) Attributable to: Equity holders of Sayona Mining Limited (116,741) (16,054) Non-controlling interests (22,495) (247) 37Notice of Meeting and Explanatory Memorandum

3. Consolidated Statement of Financial Position 30 June 2024 AU$'000 30 June 2023 AU$'000 ASSETS Current assets Cash and cash equivalents 90,624 211,119 Trade and other receivables 27,548 19,298 Inventories 73,040 48,664 Current tax assets 3,138 1,557 Other assets 23,339 33,919 Total current assets 217,689 314,557 Non-current assets Other financial assets 740 12,943 Property, plant and equipment 734,084 682,073 Total non-current assets 734,824 695,016 Total assets 952,513 1,009,573 LIABILITIES Current liabilities Trade and other payables 60,876 29,497 Interest bearing liabilities 15,470 1,944 Other liabilities 6,084 7,117 Provisions 5,963 846 Total current liabilities 88,393 39,404 Non-current liabilities Interest bearing liabilities 15,150 29,270 Other liabilities 12,007 18,217 Deferred tax liabilities 16,021 13,983 Provisions 25,309 35,254 Total non-current liabilities 68,487 96,724 Total liabilities 156,880 136,128 Net assets 795,633 873,445 EQUITY Share capital 795,773 756,744 Reserves (11,991) 12,773 Accumulated losses (118,740) (24,738) Total equity attributable to equity holders of Sayona Mining Limited 665,042 744,779 Non-controlling interests 130,591 128,666 Total equity 795,633 873,445 38Notice of Meeting and Explanatory Memorandum

4. Consolidated Statement of Cash Flows 30 June 2024 AU$'000 30 June 2023 AU$'000 Operating activities Loss before income tax (115,446) (6,700) Adjustments for: Depreciation and amortisation expense 33,777 6,162 Impairment and write down of financial assets 8,134 — Impairment and write down of non-financial assets 17,066 — Income from sale of tax benefits under flow through share arrangements (5,294) (2,578) Loss on disposal of financial assets 1,264 — Net financial income and expenses (3,622) (14,830) Net movement in inventories relating to net realisable value adjustments 10,437 — Reversal of unvested equity options (333) — Share based payments 96 4,281 Changes in assets and liabilities: Trade and other receivables (9,734) (12,287) Inventories (37,122) (47,603) Other assets 5,216 (19,626) Trade and other payables 19,033 4,466 Provisions and other liabilities 5,166 19,747 Cash used in operations (71,362) (68,968) Interest received 7,713 2,817 Interest paid (987) (329) Net cash flows used in operating activities (64,636) (66,480) Investing activities Exploration expenditure (26,281) (66,274) Purchases of property, plant and equipment (102,448) (127,088) Investments in financial assets — (14,431) Cash outflows from investing activities (128,729) (207,793) Proceeds from sale of financial assets 14,690 — Proceeds from sale of property, plant and equipment — 63 Net cash flows used in investing activities (114,039) (207,730) Financing activities Proceeds from associated entities 26,878 77,806 Proceeds from interest bearing liabilities — 110 Repayment of interest bearing liabilities (2,728) (776) Proceeds from issue of shares and exercise of options 37,399 231,870 Transaction costs associated with share issues (1,211) (9,959) Net cash flows from financing activities 60,338 299,051 Net increase/(decrease) in cash and cash equivalents (118,337) 24,841 Cash and cash equivalents at the beginning of the financial year 211,119 184,559 Foreign exchange rate differences on cash and cash equivalents (2,158) 1,719 Cash and cash equivalents at the end of the financial year 90,624 211,119 39Notice of Meeting and Explanatory Memorandum

7.5 Capital structure As at the date of this Explanatory Memorandum, the capital structure of Sayona is: Type of security Number on issue Sayona Ordinary Shares 11,543,296,014 Sayona Unlisted options 2,234,482 7.6 Substantial holders in Sayona Shares As at 18 June 2025, there are no substantial shareholders of Sayona Shares. To the extent known to Sayona, it is neither directly nor indirectly owned or Controlled by one or more corporations, by any government or by any other natural or legal persons severally or jointly. Sayona is not aware of any arrangements which might at a subsequent date result in a change in Control of Sayona. 40Notice of Meeting and Explanatory Memorandum

8.1 Introduction This Section 8 has been prepared by Piedmont Lithium. The information concerning Piedmont Lithium and the intentions, views and opinions contained in this Section 8 are the responsibility of Piedmont Lithium. Sayona and its officers and advisers do not assume any responsibility for the accuracy or completeness of this information. Piedmont Lithium is a U.S.-based, development-stage company advancing a multi-asset, integrated lithium business in support of a clean energy economy and U.S. and global energy security. Piedmont Lithium plans to supply lithium hydroxide to the electric vehicle and battery manufacturing supply chains in North America by processing spodumene concentrate produced from assets it owns or in which it has an economic interest. Piedmont Lithium is incorporated in the State of Delaware and it maintains executive offices at 42 E Catawba Street, Belmont, NC, 28012. 8.2 Business overview Piedmont Lithium’s portfolio includes its wholly-owned Carolina Lithium, a proposed fully integrated spodumene ore-to-lithium hydroxide project in Gaston County, North Carolina. The balance of its project portfolio includes strategic investments in lithium assets in: • Québec, Canada, including the operational North American Lithium mine together with the Authier and Tansim Lithium projects • Ghana, West Africa with Atlantic Lithium, including Ewoyaa; and • Newfoundland, Canada with Vinland Lithium, including the Killick Lithium Project. Piedmont Lithium’s revenue was US$99.9 million in the financial year ended December 31, 2024, and US$39.8 million in the financial year ended December 31, 2023. Piedmont Lithium generated revenue during the 2023 and 2024 financial years primarily due to the sale of spodumene concentrate, with the first sales of spodumene concentrate occurring during the financial year 2023. Description United States • Carolina Lithium Project (Carolina Lithium): Development stage project for the mining, development and production of lithium products located in Gaston County, North Carolina, approximately 25 miles northwest of the City of Charlotte. Canada • North American Lithium: Lithium mining and processing. • Authier Lithium Project: Hard rock lithium deposit. • Tansim Lithium Project: Exploration site for lithium, tantalum and beryllium. • Vallée Lithium Project: Mineral rights claims located adjacent to NAL. • Killick Lithium Project: Mineral rights claims located in Southwestern Newfoundland. West Africa • Ewoyaa Lithium Project (Ewoyaa): Development stage project for the mining, development, and production of spodumene concentrate located on the south coast of Ghana, approximately 60 miles southwest of Accra. Piedmont Lithium has achieved several significant milestones through its strategic acquisitions, joint ventures, and operational developments: • Joint Venture with Atlantic Lithium Limited (2021): In June 2021, Piedmont Lithium entered into a joint venture agreement with Atlantic Lithium Limited for the development of the Ewoyaa Lithium Project. • Joint Venture with Sayona (2021): In August 2021, Piedmont Lithium, through a joint venture with Sayona, acquired North American Lithium in Québec. This acquisition included a brownfield open-pit mining operation with a concentrator. • Restart of North American Lithium Operations (2023): By March 2023, Piedmont Lithium and Sayona restarted production at North American Lithium. • First Shipment of Spodumene Concentrate (2023): In August 2023, Piedmont Lithium announced its first shipment of spodumene concentrate from North American Lithium to the international market, marking the commencement of revenue generation within two years of acquiring North American Lithium. • Issuance of Mining Permit for Carolina Lithium (2024): In May 2024, the North Carolina Department of Energy, Mineral, and Land Resources issued a finalised mining permit for the Carolina Lithium Project. 8. Information about Piedmont Lithium 41Notice of Meeting and Explanatory Memorandum

8.3 Piedmont Lithium Board and senior management a) Piedmont Lithium Board The Piedmont Lithium Board comprises the following directors as at the date of this Explanatory Memorandum: Name Position Jeff Armstrong Chair of the Board Keith Phillips President and Chief Executive Officer and Director Christina Alvord Director Jorge Beristain Director Michael Bless Director Claude Demby Director Dawne Hickton Director b) Piedmont Lithium senior management Piedmont Lithium’s key management personnel comprises the following members as at the date of this Explanatory Memorandum: Name Position Keith Phillips President and Chief Executive Officer Michael White Executive Vice President and Chief Financial Officer Bruce Czachor Executive Vice President Chief Legal Officer c) Basis of preparation This Section 8.3 sets out a summary of historical financial information in relation to Piedmont Lithium for the purpose of this Explanatory Memorandum. The financial information has been derived from Piedmont Lithium’s financial statements for the financial years ended December 31, 2024, and December 31, 2023. The historical financial information of Piedmont Lithium is presented in US dollars and abbreviated form and does not contain all the disclosures, presentation, statements or comparatives that are usually provided in consolidated financial statements which have been prepared in accordance with U.S. GAAP and in conformity with the rules and regulations of the SEC. Further detail on Piedmont Lithium’s financial performance can be found in: • Annual Report – 2024 FY (incorporating the financial statements for the year ended December 31, 2024) released to the SEC on February 26, 2025; and • Annual Report – 2023 FY (incorporating the financial statements for the year ended December 31, 2023) released to the SEC on February 29, 2024, • each of which can be found on Piedmont Lithium’s website www.piedmontlithium.com/sec-filings or the SEC website www.sec.gov/edgar 42Notice of Meeting and Explanatory Memorandum

d) Consolidated Statements of Operations 31 December 2024 USD$'000 31 December 2023 USD$'000 Revenue 99,877 39,817 Cost of sales 89,082 34,138 Gross Profit 10,795 5,679 Operating expenses Exploration costs 97 1,929 Selling, general and administrative expenses 38,703 43,319 Total operating expenses 38,800 45,248 (Loss) income from equity method investments (17,820) 194 Restructuring and impairment charges (9,851) 0 Loss from operations (55,676) (39,375) Other (expense) income Interest income 3,012 3,859 Interest expense (1,004) (39) (Loss) gain on sale of equity method investments (13,886) 16,975 Other Loss (339) (91) Total other (expense) income (12,217) 20,704 Loss before taxes (67,893) (18,671) Income tax (benefit) expense (3,132) 3,106 Net loss (64,761) (21,777) Basic and diluted net loss per weighted-average share (3.30) (1.14) Basic and diluted weighted-average shares outstanding 19,618 19,033 e) Consolidated Statements of Comprehensive Loss 31 December 2024 USD$'000 31 December 2023 USD$'000 Net loss (64,761) (21,777) Other comprehensive (loss) income, net of tax: Foreign currency translation adjustment of equity method investments (4,301) 1,570 Other comprehensive (loss) income, net of tax (4,301) 1,570 Comprehensive loss (69,062) (20,207) 43Notice of Meeting and Explanatory Memorandum

f) Consolidated Balance Sheets 31 December 2024 USD$'000 31 December 2023 USD$'000 Assets Cash and cash equivalents 87,840 71,730 Accounts receivable 5,613 595 Other current assets 9,186 3,829 Total current assets 102,639 76,154 Property, plant and mine development, net 134,544 127,086 Advances to affiliates 39,548 28,189 Other non-current assets 1,519 2,164 Equity method investments 71,635 147,662 Total assets 349,885 381,255 Liabilities and stockholders’ equity Accounts payable 5,239 3,982 Accrued expenses 4,313 7,598 Payables to affiliates 6,719 174 Current debt obligations 26,472 149 Other current liabilities 3,363 29,463 Total current liabilities 46,106 41,366 Long-term debt, net of current portion 3,652 14 Operating lease liabilities, net of current portion 863 1,091 Other non-current liabilities 1,017 431 Deferred tax liabilities 0 6,023 Total liabilities 51,638 48,925 Common stock; AU$0.0001 par value, 100,000 shares authorised; 21,825,465 and 19,271,965 shares issued and outstanding as of December 31, 2024 and 2023, respectively 2 2 Additional paid-in capital 497,878 462,899 Accumulated deficit (191,605) (126,844) Accumulated other comprehensive loss (8,028) (3,727) Total stockholders’ equity 298,247 332,330 Total liabilities and stockholders’ equity 349,885 381,255 44Notice of Meeting and Explanatory Memorandum

g) Consolidated Statement of Cash Flows 31 December 2024 USD$'000 31 December 2023 USD$'000 Cash flows from operating activities Net loss (64,761) (21,777) Adjustments to reconcile net loss to net cash used in operating activities: Stock-based compensation expense 10,152 9,516 Loss (gain) from equity method investments 17,820 (194) Loss (gain) on sale of equity method investments 13,886 (16,975) Gain on equity securities (755) 0 Deferred taxes (6,247) 3,106 Depreciation and amortisation 284 272 Noncash lease expense 321 247 Loss on sale of assets 791 0 Noncash impairment charges 4,070 0 Unrealied foreign currency translation (gains) losses 288 0 Changes in assets and liabilities: Accounts receivable (5,018) (595) Other assets 3,281 (1,021) Operating lease liabilities (254) (220) Accounts payable 3,814 (1,455) Accrued provisional revenue adjustment (29,151) 29,151 Payables to affiliates 6,545 174 Other liabilities and accrued expenses 2,027 1,343 Net cash (used in) provided by operating activities (42,907) 1,570 Cash flows from investing activities Capital expenditures (10,677) (56,723) Advances to affiliates (10,814) (9,361) Proceeds from sale of marketable securities 45 0 Proceeds from sale of shares in equity method investments 49,103 0 Additions to equity method investments (14,982) (33,239) Net cash provided by (used in) investing activities 12,675 (99,323) Cash flows from financing activities Proceeds from issuances of common stock, net of issuance costs 24,554 71,084 Proceeds from Credit Facility 35,198 0 Settlements of Credit Facility (10,202) 0 Payments of debt obligations and insurance premiums financed (2,429) (426) Payments to tax authorities for employee stock-based compensation (779) (422) Net cash provided by financing activities 46,342 70,236 Net increase (decrease) in cash 16,110 (27,517) Cash and cash equivalents at beginning of period 71,730 99,247 Cash and cash equivalents at end of period 87,840 71,730 Supplemental disclosure of cash flow information: Noncash capital expenditures in accounts payable and accrued expenses 122 3,955 Noncash investment in affiliates for issuance of company stock 746 1,837 45Notice of Meeting and Explanatory Memorandum

8.4 Capital structure As of 14 May 2025, the capital structure of Piedmont Lithium is: Type of security Number on issue Piedmont Lithium Common Stock 21,946,069 Piedmont Lithium unquoted options 612,822 Piedmont Lithium unquoted restricted stock units (excluding performance rights) 113,758 Piedmont Lithium unquoted performance rights 204,380 46Notice of Meeting and Explanatory Memorandum

9. Impact of the Merger and Conditional Placement

9.1 Financial impact of the Merger

a) Key metrics

Set out below is a summary of the impact of the Merger on key financial metrics reported as at the half year ended 31 December 2024 and the full year 30 June 2024.

The below information is presented immediately following Completion, but prior to the Conditional Placement (if approved).

Half year ended 31 December, 2024 (AU$m)	Sayona	Piedmont Lithium	Transaction Accounting Adjustments	Merged Group
Revenue	121.9	110.1	(101.2)	130.8
Profit (loss) from Operations	(54.4)	(41.2)	(0.8)	(96.4)
Profit (loss) before income tax	(56.3)	(41.9)	(0.9)	(99.1)
Profit (loss) after income tax	(63.7)	(41.8)	(0.9)	(106.4)
Weighted average shares used in computation of EPS[4]	10,274,274,275	10,586,638,446	–	20,860,912,721
Ownership	49%	51%	–	100%

Year ended 30 June, 2024 (AU$m)	Sayona	Piedmont Lithium	Transaction Accounting Adjustments	Merged Group
Revenue	200.9	101.1	(90.7)	211.2
Profit (loss) from Operations	(119.1)	(67.9)	37.6	(149.3)
Profit (loss) before income tax	(115.4)	(61.7)	37.4	(139.7)
Profit (loss) after income tax	(119.0)	(60.0)	37.4	(141.6)
Weighted average shares used in computation of EPS[5]	10,027,967,645	10,272,207,058	–	20,300,174,703
Ownership	49%	51%	–	100%

4 The weighted average shares used in computation of EPS is immediately post-Completion and prior to the Conditional Placement. The weighted average shares used to calculate EPS assumes that the Share Consolidation is not implemented.

5 The weighted average shares used in computation of EPS is immediately post-Completion and prior to any equity raises. The weighted average shares used to calculate EPS assumes that the Share Consolidation is not implemented.

Notice of Meeting and Explanatory Memorandum
47

b) Potential synergies and value creation

Within one year from Completion, the Merger aims to generate an annual pre-tax saving of approximately US$15.0 million (AU$22.8 million).

1. Key areas of synergies

The estimate of cost synergies is based on efficiencies and savings which are expected to be realised from organisational changes, optimisation of procurement activities, rationalisation of external services and insurances, and rationalisation of logistics and seaborne freight charges through optimised shipment scheduling. The identified cost synergies have been calculated from an analysis of financial forecasts from Sayona and Piedmont Lithium, based on the aggregate of individual cost items which would have been duplicated or otherwise not required by the Merged Group.

2. Cost of attainment of synergies

It is possible that cost synergies identified by management may not be realised as expected. This could occur for various reasons, including an inability to complete the organisational re-design and identify unneeded roles, an inability to identify and rationalise duplicated external services, and an inability to rationalise logistics and seaborne freight charges through optimised shipment scheduling due to operational or customer requirements.

9.2 Effect on capital structure

The table below illustrates the impact of the Merger on Sayona's undiluted capital structure on Completion, both before and after the proposed issuance of Conditional Placement Shares (if approved).

The table below assumes that the Share Consolidation is not effected and all figures have been calculated on the basis of Sayona and Piedmont Lithium's undiluted capital structure as at 14 May 2025.

Ownership	Sayona Shares pre-Completion	Percentage	Sayona Shares post-Completion	Percentage
Sayona Shareholders	11,543,296,014	100%	11,543,296,014	50%
Piedmont Shareholders	–	–	11,565,578,363	50%
Total (without issuance of Conditional Placement Shares)	**11,543,296,014**	**100%**	**23,108,874,377**	**100%**
Total (with issuance of Conditional Placement Shares)	**11,543,296,014**	**100%**	**25,265,124,377**	**100%**

Notice of Meeting and Explanatory Memorandum
48

9.3 Strategy and operations impact a) Overview Upon Completion, Piedmont Lithium will become a wholly owned subsidiary of Sayona, which is expected to create a simpler and stronger lithium business that is well-positioned to grow through cycles. The combination will consolidate ownership of the North American Lithium operation in Québec, and is anticipated to deliver scale, optimisation and growth potential, creating the largest producer of hard rock lithium in North America. b) Operations 1. Scale and Portfolio Sayona and Piedmont Lithium expect the merger to result in the Merged Group being among the largest hard rock lithium producers in North America based on the combined life-of-mine spodumene concentrate capacity, with an advantaged access to U.S. end markets. The Merged Group will have a number of assets, including North American Lithium and the Authier Lithium Project, each of which is jointly owned by Sayona and Piedmont (75% and 25%, respectively), the Moblan Lithium Project, which is owned 60% by Sayona, the Carolina Lithium Project, which is owned 100% by Piedmont, and the Ewoyaa Lithium Project, which Piedmont has the right to earn 40.5% from the Ewoyaa Lithium Project. North American Lithium is a producing project and the Authier Lithium Project, the Moblan Lithium Project, Carolina Lithium Project and the Ewoyaa Lithium Project, are development projects. The development projects described above will be assessed and prioritised for potential development and a decision to proceed with any or all of the projects will be made on a case-by-case basis. The Merged Group is expected to benefit from geographic and asset diversification, while sharing staff between projects, with exposure to Piedmont Lithium’s greenfield project assets in the United States and Ghana, in addition to Sayona’s existing portfolio of assets and projects in Canada and Australia, which should provide the Merged Group with greater resiliency to factors impacting any single region. 2. Optimisation and Synergies By simplifying the ownership structure of North American Lithium, the Merged Group is expected to optimise the asset through (i) consolidated offtake economics, complimentary technical capabilities, a simplified ownership structure and material logistics, procurement and marketing synergies, which are expected to be generated through expanded customer relationships and lower operating costs, and (ii) aligned economic interests in pursuing North American Lithium brownfield expansion. Early studies in respect of such expansion have commenced and are underpinned by a significant resource base. The economic alignment in pursuing such expansion is expected to support a reduction in unit mining costs and capital intensity (utilising existing pre-stripping and infrastructure), which Sayona and Piedmont Lithium expect to result in higher cash flow generation through-the-cycle. 3. Commitment to ESG Values Piedmont Lithium’s and Sayona’s respective commitments to environmental stewardship, social responsibility and effective corporate governance practices will be leveraged to create similar values and expectations within the Merged Group. For example, Piedmont Lithium and Sayona expect the Merged Group to satisfy a portion of its energy requirements through renewable hydro-power and engage in appropriate management of water, tailings and waste in accordance with project approvals. The Merged Group is also expected to engage with First Nations and surrounding communities through collaborative research partnership, sponsorships, donations and implementation of transparent and responsive feedback processes. 4. Financing arrangements The Merged Group will have increased financial flexibility with a strengthened balance sheet providing the ability to fund and accelerate growth projects. The initial focus of Sayona will be to reduce its cost base and strengthen its liquidity position by focusing capital expenditures only on certain capital projects, particularly at NAL. 49Notice of Meeting and Explanatory Memorandum

9.4 Sayona Board composition

Name	Position	Profile
Ms. Dawne Hickton	Non-Executive Chair	Ms. Dawne Hickton is an experienced executive with extensive exposure to a variety of industries. She has held various leadership roles, including serving as Vice Chair, President, and CEO of RTI International Metals, a leading producer of titanium mill products and fabricated metal components. Ms. Hickton's expertise spans strategic planning, operations and corporate governance, making her well-suited to chair the board of the Merged Group.
Mr. Lucas Dow	Managing Director and CEO	Mr. Lucas Dow is the current Managing Director and CEO of Sayona Mining Limited. He brings a wealth of experience in the mining sector, having held senior positions in prominent resource companies. Mr. Dow's leadership has been pivotal in advancing Sayona's strategic initiatives and growth, positioning the Company as a key player in the lithium industry.
Ms. Christina Alvord	Non-Executive Director	Ms. Christina Alvord has a background in corporate leadership and governance, with experience across various industries. Ms. Alvord's strategic acumen and business insights will contribute to the Merged Group's board oversight and decision-making processes. Ms. Alvord began her career as a strategy consultant at McKinsey & Co. after graduating from Harvard Business School.
Mr. Jeff Armstrong	Non-Executive Director	Mr. Jeff Armstrong has experience in financial management and corporate strategy. Mr. Armstrong's financial expertise will support the Company's fiscal oversight and strategic financial planning. Mr. Armstrong also worked as an investment banker in the late 1980s and 1990s for Citigroup and Morgan Stanley. Mr. Armstrong resides in Charlotte, NC and is actively engaged in the community. He earned a Master of Business Administration from the Darden School of Business, received a Bachelor of Science from the McIntire School of Commerce, and is a Chartered Financial Analyst.
Mr. Jorge M. Beristain	Non-Executive Director	Mr. Jorge M. Beristain has a strong background in finance and investment analysis, with a focus on the mining and metals sector. Mr. Beristain's financial acumen and industry insights will enhance the Merged Group's board strategic financial oversight. Mr. Beristain received a Bachelor of Communications from the University of Alberta and holds a Chartered Financial Analyst (CFA) designation.
Mr. James Brown	Non-Executive Director	Mr. James Brown possesses experience in the mining sector, particularly in project development and resource management. Mr. Brown has successfully sourced, developed and operated numerous key global projects with a focus on lithium and battery minerals. He has an extensive global investment network to underpin the capital requirements for project investment and development.
Mr. Allan Buckler	Non-Executive Director	Mr. Allan Buckler has a long-standing career in the mining industry, with experience in project development and operations. Mr. Buckler's insights and expertise have been instrumental in guiding Sayona's project advancements and operational strategies. Mr. Buckler led the development of significant operations both in Australia and overseas.

Notice of Meeting and Explanatory Memorandum
50

Name Position Profile Ms. Laurie Lefcourt Non-Executive Director Ms. Laurie Lefcourt has a background in financial, strategic, and risk management, particularly in the resources, construction, and infrastructure sectors. She holds a bachelor’s degree in finance and administration and is a fellow of the Institute of Chartered Accountants of Australia and New Zealand, a Chartered Professional Accountant of Canada, and a graduate of the Australian Institute of Company Directors. 9.5 Key management personnel Name Position Profile Mr. Lucas Dow Managing Director and CEO Mr. Lucas Dow is the current Managing Director and CEO of Sayona Mining Limited. He brings a wealth of experience in the mining sector, having held senior positions in prominent resource companies. Mr. Dow’s leadership has been pivotal in advancing Sayona’s strategic initiatives and growth, positioning the Company as a key player in the lithium industry. Mr. Dougal Elder Chief Financial Officer Mr. Dougal Elder is a chartered accountant with more than 15 years’ experience in large private and publicly owned companies in Australia and the United Kingdom, including group finance and financial planning and analysis roles. He has experience in driving budget management, systems implementations, treasury management and strategic initiatives across a range of industries including energy, manufacturing and agriculture. Mr. Sylvain Collard President and Chief Operating Officer of Canada Mr. Sylvain Collard is a specialist in mine project management and continuous process improvement, he has experience in operations management for both open pit and underground mines. During his career, Mr Collard has worked on several IAMGOLD mining projects, notably as manager of a major capital project at the Essakane mine in Burkina Faso, where 3,500 workers were under his direction. He has also managed copper and gold mines and projects in Québec, Ontario and the United States. 51Notice of Meeting and Explanatory Memorandum

9.6 Unaudited Pro Forma Combined Financial Information a) Overview On November 18, 2024, Sayona, Merger Sub, and Piedmont Lithium entered into the Merger Agreement. On the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Piedmont Lithium, with Piedmont Lithium surviving the Merger as a wholly owned subsidiary of Sayona and resulting in Sayona continuing as the ultimate parent entity. The following discussion and the unaudited pro forma combined financial information assume that the proposed Share Consolidation is not implemented. Under the terms of the Merger Agreement: • Piedmont Common Stockholders will receive 0.35133 Sayona ADSs corresponding to 527 Sayona Shares for each share of Piedmont Common Stock held immediately prior to Completion; and • Piedmont CDI Holders will receive 5.27 Sayona Shares for each Piedmont CDI held at the CDI Record Date. The Merger will result in the ownership of Sayona being split approximately 50:50 (on a fully diluted basis) between Sayona Shareholders and Piedmont Stockholders immediately post-Merger and prior to the Conditional Placement. Details of the Capital Raisings are set out below. • Sayona Unconditional Placement › Fully underwritten unconditional institutional placement to raise AU$40.0 million (before costs) through the issue of 1,250,000,000 new Sayona Shares. › Offer price of AU$0.032 per share, representing a 15.8 per cent discount to the last closing price of Sayona ordinary shares traded on the ASX on Monday November 18, 2024 (AU$0.038 per share), and an 8.7 per cent discount to the five-day volume weighted average price of AU$0.035 per share. • Piedmont Unconditional Placement › Equity placement of approximately US$27 million (approximately AU$40 million) (before costs) at an offer price of AU$0.168 per new CDI, representing a beneficial interest in one hundredth of a Piedmont Common Stock. Both the Sayona Unconditional Placement and Piedmont Unconditional Placement were fully subscribed on November 20, 2024, with proceeds received shortly thereafter. The impacts of these placements have been reflected in the unaudited pro forma combined financial information. In addition, the following placement is being undertaken subject to Completion: • Conditional Placement › RCF has entered into the Subscription Agreement to acquire Sayona Shares totalling approximately AU$69 million (before costs). RCF’s subscription is subject to a maximum total subscription amount of US$50 million (based on the foreign exchange rate prevailing at the time of payment of the subscription amount by RCF). If RCF is to be issued a number of shares that is less than the Conditional Placement Shares as a result of this, the Lead Manager must subscribe, or procure subscriptions on the terms and conditions set out in the Placement Agreement, for the remaining uncommitted Conditional Placement Shares. › Offer price of AU$0.032 per share, representing a 15.8 per cent discount to the last closing price of Sayona ordinary shares traded on the ASX on Monday November 18, 2024 (AU$0.038 per share), and an 8.7 per cent discount to the five-day volume weighted average price of AU$0.035 per share. The Conditional Placement is subject to a number of conditions precedent, as set out in Section 6.6. Accordingly, the impacts of the Conditional Placement have not been reflected in the unaudited pro forma combined financial information. As of December 31, 2024, Piedmont held a 25 per cent interest in Sayona Québec Inc. (Sayona: 75 per cent), which is represented as a non-controlling equity interest in the consolidated balance sheet of Sayona. b) Preliminary Purchase Price Allocation The unaudited pro forma combined financial information has been prepared using the acquisition method of accounting in accordance with IFRS 3 Business Combinations, with Sayona considered as the accounting acquirer and Piedmont Lithium as the accounting acquiree. In identifying Sayona as the acquiring entity for accounting purposes, management considered the terms of exchange of equity interests, the entity that is issuing the equity interests, the relative voting rights in the combined entity after the business combination, and the intended composition of the governing body and senior management of the combined entity. In assessing the size of each of the companies, management evaluated various metrics, including revenue, profit before taxation, total assets and market capitalisation. Accordingly, consideration paid by Sayona to complete the Merger has been allocated to identifiable assets and liabilities of Piedmont Lithium based on estimated fair values as of the date of the transaction. 52Notice of Meeting and Explanatory Memorandum

Management has made a preliminary allocation of the consideration transferred to the assets acquired and liabilities assumed based on the information available and management’s preliminary assessment of the fair value of tangible and intangible assets acquired and liabilities assumed. Until the Merger is completed, Sayona and Piedmont Lithium are limited in their ability to share certain information. Therefore, management has estimated the fair value of Piedmont Lithium’s assets and liabilities based on reviews of Piedmont Lithium’s SEC filings, preliminary valuation studies, discussions with Piedmont Lithium’s management, and other due diligence procedures. Accordingly, the pro forma adjustments related to the allocation of consideration transferred are preliminary and have been presented solely for the purpose of providing the unaudited pro forma combined financial information. The final purchase price allocation will be based on the net tangible and intangible assets and liabilities of Piedmont Lithium at the date of completion, which could differ materially from the preliminary allocation. Management expects to finalise the accounting for the business combination within one year from the closing date of the merger in accordance with IFRS 3 Business Combinations. c) Basis of Unaudited Pro Forma Combined Financial Information The unaudited pro forma combined financial information comprises the unaudited pro forma combined statement of profit or loss for the half year ended December 31, 2024, unaudited pro forma combined statement of profit or loss for the year ended June 30, 2024, unaudited pro forma combined statement of financial position as of December 31, 2024, and notes to the unaudited pro forma combined financial information. The unaudited pro forma combined statement of profit or loss for the half year ended December 31, 2024 and year ended June 30, 2024 give effect to the transaction as if it had occurred on July 1, 2023, being the first day of Sayona’s last fiscal year. The unaudited pro forma combined statement of financial position as of December 31, 2024 gives effect to the transaction as if had occurred on December 31, 2024. The unaudited pro forma combined financial information is being provided for information purposes only and does not claim to represent the combined company’s actual results of operations or financial condition had the proposed merger occurred on the dates specified, nor do they project the combined company’s results of operations or financial condition for any future date or period. Actual results reported by the combined company in periods following the proposed merger may differ significantly from the unaudited pro forma combined financial information due to various factors. The unaudited pro forma combined financial information does not account for the cost of any restructuring activities or synergies resulting from the proposed merger, or any costs relating to the integration of Sayona and Piedmont or other historical acquisitions that were undertaken by the combined company. The unaudited pro forma combined financial information has been prepared to reflect Sayona’s acquisition of all outstanding share capital in Piedmont Lithium. The unaudited pro forma combined statement of financial position and unaudited pro forma combined statement of profit or loss include the following pro forma transaction accounting adjustments: • adjustments to the unaudited pro forma combined statement of financial position that depict the accounting for the transaction required by IFRS accounting standards as issued by the IASB; and • adjustments to the unaudited pro forma combined statement of profit or loss that depict the effects of the pro forma statement of financial position adjustments, assuming those adjustments were made as of the beginning of the fiscal year presented. The explanatory notes to the unaudited pro forma combined financial information include management’s adjustments that depict the synergies and dis-synergies of the proposed merger, where the disclosure of such adjustments would enhance an understanding of the pro forma effects of the transaction. The unaudited pro forma combined financial information has been derived from and should be read in conjunction with: • The audited consolidated financial statements and accompanying notes of Piedmont Lithium for the years ended December 31, 2024 and December 31, 2023, as contained in its Annual Report on Form 10-K filed with the SEC on February 26, 2025; • The unaudited consolidated interim financial statements and accompanying notes of Piedmont Lithium contained within its Quarterly Report on Form 10-Q for the period ended June 30, 2024, filed with the SEC on 9 August, 2024; • The Sayona annual financial statements for the year ended June 30, 2024; and • The Sayona interim financial statements for the half year ended December 31, 2024. 53Notice of Meeting and Explanatory Memorandum

d) Unaudited Pro Forma Combined Statement of Profit or Loss for the half year ended December 31, 2024 (in thousands of Australian dollars, except per share data) Half year ended December 31, 2024 Sayona Mining Limited AU$’000 Piedmont Lithium Inc. (Note 4) AU$’000 Transaction Accounting Adjustments (Note 5) AU$’000 Pro Forma Combined AU$’000 Revenue 121,894 110,125 (101,214) 130,805 Other income 6,412 (54) 1,138 7,496 Expenses (182,744) (140,053) 88,197 (234,600) Share of profit (loss) from equity accounted investments — (11,231) 11,089 (142) Profit (loss) from operations (54,438) (41,213) (790) (96,441) Financial income 2,311 2,303 1,816 6,430 Financial expenses (4,196) (2,967) (1,897) (9,060) Net financial income (1,885) (664) (81) (2,630) Profit (loss) before income tax (56,323) (41,877) (871) (99,071) Income tax benefit (expense) (7,352) 56 — (7,296) Profit (loss) after income tax (63,675) (41,821) (871) (106,367) Earnings per share Basic earnings per share (cents) (0.50) (0.51) Diluted earnings per share (cents) (0.50) (0.51) Weighted average shares used in computation of earnings per share Basic 10,274,274,275 20,860,912,721 Diluted 10,274,274,275 20,860,912,721 See accompanying notes to the unaudited pro forma combined financial information. 54Notice of Meeting and Explanatory Memorandum

e) Unaudited Pro Forma Combined Statement of Profit or Loss for the year ended June 30, 2024 (in thousands of Australian dollars, except per share data) Year ended June 30, 2024 Sayona Mining Limited AU$’000 Piedmont Lithium Inc. (Note 4) AU$’000 Transaction Accounting Adjustments (Note 5) AU$’000 Pro Forma Combined AU$’000 Revenue 200,873 101,102 (90,743) 211,232 Other income 6,131 (6,331) (11,986) (12,186) Expenses (326,072) (155,443) 77,844 (403,671) Net gain from bargain purchase — — 57,207 57,207 Share of profit (loss) from equity accounted investments — (7,209) 5,297 (1,912) Profit (loss) from operations (119,068) (67,881) 37,619 (149,330) Financial income 7,668 6,151 — 13,819 Financial expenses (4,046) (4) (180) (4,230) Net financial income 3,622 6,147 (180) 9,589 Profit (loss) before income tax (115,446) (61,734) 37,439 (139,741) Income tax benefit (expense) (3,576) 1,721 — (1,855) Profit (loss) after income tax (119,022) (60,013) 37,439 (141,596) Earnings per share Basic earnings per share (cents) (1.01) (0.70) Diluted earnings per share (cents) (1.01) (0.70) Weighted average shares used in computation of earnings per share Basic 10,027,967,645 20,300,174,703 Diluted 10,027,967,645 20,300,174,703 See accompanying notes to the unaudited pro forma combined financial information. 55Notice of Meeting and Explanatory Memorandum

f) Unaudited Pro Forma Combined Statement of Financial Position as of December 31, 2024 (in thousands of Australian dollars)

As at December 31, 2024	Sayona Mining Limited AU$'000	Piedmont Lithium Inc. (Note 4) AU$'000	Transaction Accounting Adjustments (Note 5) AU$'000	Pro Forma Combined AU$'000
ASSETS				
Current assets				
Cash and cash equivalents	110,392	142,059	–	**252,451**
Trade and other receivables	38,253	9,078	(31,007)	**16,324**
Other financial assets	–	11,468	(11,468)	**–**
Inventories	39,584	–	–	**39,584**
Current tax assets	2,433	–	–	**2,433**
Other assets	21,134	3,388	(619)	**23,903**
Total current assets	**211,796**	**165,993**	**(43,094)**	**334,695**
Non-current assets				
Other financial assets	303	–	6,341	**6,644**
Property, plant and equipment	771,965	219,812	(151,226)	**840,551**
Equity accounted investments	–	115,851	(113,485)	**2,366**
Other assets	–	64,194	(18,922)	**45,272**
Total non-current assets	**772,268**	**399,857**	**(277,292)**	**894,833**
Total assets	**984,064**	**565,850**	**(320,386)**	**1,229,528**
LIABILITIES				
Current liabilities				
Trade and other payables	48,229	26,314	(397)	**74,146**
Interest bearing liabilities	64,704	43,215	–	**107,919**
Current tax liabilities	–	5,036	–	**5,036**
Provisions	6,217	–	–	**6,217**
Total current liabilities	**119,150**	**74,565**	**(397)**	**193,318**
Non-current liabilities				
Interest bearing liabilities	14,846	7,302	–	**22,148**
Other liabilities	12,938	878	–	**13,816**
Deferred tax liabilities	23,434	–	–	**23,434**
Provisions	26,722	767	–	**27,489**
Total non-current liabilities	**77,940**	**8,947**	**–**	**86,887**
Total liabilities	**197,090**	**83,512**	**(397)**	**280,205**
Net assets	**786,974**	**482,338**	**(319,989)**	**949,323**
EQUITY				
Share capital	834,065	805,193	(607,713)	**1,031,545**
Reserves	1,648	(12,983)	81,729	**70,394**
Accumulated losses	(170,166)	(309,872)	327,422	**(152,616)**
Total equity attributable to equity holders	**665,547**	**482,338**	**(198,562)**	**949,323**
Non-controlling interests	121,427	–	(121,427)	**–**
Total equity	**786,974**	**482,338**	**(319,989)**	**949,323**

See accompanying notes to the unaudited pro forma combined financial information.

Notice of Meeting and Explanatory Memorandum
56

g) Notes to the Unaudited Pro Forma Combined Financial Information 1. Basis of Presentation The unaudited pro forma combined financial information has been derived from the historical audited and unaudited consolidated financial statements of Sayona and the historical audited and unaudited consolidated financial statements of Piedmont Lithium. The unaudited pro forma combined statement of profit or loss for the half year ended December 31, 2024 and year ended June 30, 2024 give effect to the transaction as if it had occurred on July 1, 2023, being the first day of Sayona’s last fiscal year. The unaudited pro forma combined statement of financial position is presented as of December 31, 2024 and gives effect to the transaction as if it had occurred on December 31, 2024. Sayona has prepared the unaudited pro forma combined financial information based on available information using assumptions that it believes are reasonable. The unaudited pro forma combined financial information has been prepared in a manner consistent with the accounting policies and methods of computation applied in the Sayona annual financial statements, unless otherwise stated in the notes to the unaudited pro forma combined financial information. The unaudited pro forma combined statement of financial position and unaudited pro forma combined statement of profit or loss include the following pro forma transaction accounting adjustments: • adjustments to the unaudited pro forma combined statement of financial position that depict the accounting for the transaction required by IFRS accounting standards as issued by the IASB; and • adjustments to the unaudited pro forma combined statement of profit or loss that depict the effects of the pro forma statement of financial position adjustments, assuming those adjustments were made as of the beginning of the fiscal year presented. Note 6 to the unaudited pro forma combined financial information include management’s adjustments to the unaudited pro forma combined statement of profit or loss that depict the synergies and dis-synergies of the proposed merger, where the disclosure of such adjustments would enhance an understanding of the pro forma effects of the transaction. The audited consolidated financial statements of Piedmont Lithium are prepared in United States dollars in accordance with U.S. GAAP whereas the audited consolidated financial statements of Sayona are prepared in Australian dollars in accordance with IFRS accounting standards as issued by the IASB. In addition, Sayona has a different fiscal year end to Piedmont Lithium. Sayona’s fiscal year ends on June 30 of each year whereas Piedmont Lithium’s fiscal year ends on December 31 of each year. As the fiscal years differ by more than one fiscal quarter Piedmont Lithium’s financial information has been adjusted for the purpose of preparing the unaudited pro forma combined statement of profit or loss for the half year ended December 31, 2024 and year ended June 30, 2024. For the half year ended December 31, 2024, the unaudited pro forma combined financial information presented has been calculated by taking Piedmont Lithium’s audited consolidated statement of operations for the twelve month period ended December 31, 2024, and subtracting the unaudited consolidated statement of operations for the six month period ended June 30, 2024. For the year ended June 30, 2024, the unaudited pro forma combined financial information presented has been calculated by taking Piedmont Lithium’s audited consolidated statement of operations for the twelve month period ended December 31, 2023, subtracting the unaudited consolidated statement of operations for the six month period ended June 30, 2023, and adding the unaudited consolidated statement of operations for the six month period ended June 30, 2024. The acquisition method of accounting uses the fair value concepts defined in IFRS 13 Fair Value Measurement. Fair value is defined in IFRS 13 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective, and it is possible that the application of reasonable judgment could develop different assumptions, resulting in a range of alternative estimates using the same facts and circumstances. The allocation of the consideration is pending finalisation of various estimates, inputs and analyses. Since this unaudited pro forma combined financial information has been prepared based on preliminary estimates of fair values attributable to the merger, the actual amounts eventually recorded for the acquisition method of accounting, including identifiable intangibles and goodwill, may differ materially from the information presented. The allocation of Sayona’s purchase price to acquire Piedmont Lithium has been allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimate of what their respective fair values would be as of the date of the transaction. In addition, the unaudited pro forma combined statement of profit or loss and unaudited pro forma combined statement of financial position does not reflect any future planned cost saving initiatives following completion of the proposed merger. Actual results reported by the combined company in periods following the proposed merger may differ significantly from the unaudited pro forma combined financial information due to various factors. As such, the unaudited pro forma combined statement of profit or loss and unaudited pro forma combined statement of financial position may not be indicative of the future results of operations or financial position of the combined company. 57Notice of Meeting and Explanatory Memorandum

2. Estimated consideration and preliminary purchase price allocation A) Estimated consideration Estimated consideration of approximately AU$197.8 million is based on the last closing price of Sayona ordinary shares traded on the ASX on Thursday May 8, 2025 (AU$0.017 per share). The value of the purchase price consideration will change based on fluctuations in the share price of Sayona ordinary shares and the amount of Piedmont common stock on issue at the date of completion. The following table summarises the components of the estimated consideration: Estimated number of Piedmont Lithium common stock on issue* 22,042,682 Exchange ratio (per share of Piedmont Lithium common stock) 527 Estimated number of Sayona ordinary shares to be issued 11,616,493,414 Last closing price of Sayona ordinary shares traded on the ASX (AU$)** 0.017 Subtotal of estimated consideration to be paid (AU$’000) 197,480 Fair value of Piedmont Lithium equity rights to be replaced by Sayona ordinary shares (AU$’000) 294 Total estimated consideration to be paid (AU$’000) 197,774 The purchase price is payable in equity and will depend on the market price of Sayona ordinary shares when the acquisition is consummated. The estimated consideration of approximately AU$197.8 million based on the last closing price of Sayona ordinary shares traded on the ASX on Thursday May 8, 2025 is as compared to the market capitalisation of Piedmont Lithium of approximately AU$250.4 million as of Thursday May 8, 2025. The market price and trading volume of Sayona ordinary shares or Sayona ADSs may be volatile and may be affected by economic conditions beyond Sayona’s control, including the price of spodumene concentrate. Accordingly, management believes that a 50 per cent fluctuation in the market price of its common stock is reasonably possible based on historical volatility, and the potential effect on purchase price consideration would be the following: Share Price AU$ Purchase Price Consideration AU$’000 As presented 0.0170 197,774 50 per cent share price increase 0.0255 296,515 50 per cent share price decrease 0.0085 99,034 * Represents Piedmont Lithium’s shares on issue and shares to be issued prior to Completion. ** Represents the last closing price of Sayona ordinary shares traded on the ASX on Thursday May 8, 2025. 58Notice of Meeting and Explanatory Memorandum

B) Preliminary purchase price allocation Management has performed a preliminary valuation analysis of the fair market value of Piedmont Lithium’s assets to be acquired and liabilities to be assumed. Using the total consideration for the acquisition, management has estimated the allocations to such assets and liabilities, the buy-out of the non-controlling interest in Sayona Québec (held by Piedmont Lithium), and the settlement of the pre-existing contractual arrangement between Sayona and Piedmont Lithium. The following table summarises the allocation of the preliminary purchase price as of December 31, 2024: As at December 31, 2024 AU$’000 AU$’000 Purchase price Preliminary estimated consideration (equity based) 197,774 Less Buy-out of non-controlling interest in Sayona Québec* (61,248) Settlement of pre-existing contractual arrangement** (203,773) Allocation Cash and cash equivalents 142,059 Trade and other receivables 9,078 Other financial assets 6,341 Property, plant and equipment 68,741 Equity method investments 2,366 Other assets 48,660 Estimated fair value of total assets acquired 277,245 Trade and other payables 26,314 Interest bearing liabilities 50,517 Other liabilities 6,681 Estimated fair value of total liabilities assumed 83,512 Estimated fair value of net assets acquired 193,733 Goodwill/(gain from bargain purchase) (260,980) Presented in the unaudited pro forma combined statement of profit or loss as net gain from bargain purchase, comprising Settlement of pre-existing contractual arrangement** 203,773 Gain from bargain purchase (260,980) Net gain from bargain purchase (57,207) * The acquisition of Piedmont Lithium by Sayona results in the acquisition of the non-controlling interest in Sayona Québec, which is treated as an equity transaction in accordance with IFRS. ** Prior to the acquisition of Piedmont Lithium by Sayona, the parties entered into a supply contract under which Sayona sold spodumene concentrate to Piedmont Lithium. At the date of acquisition, the fair value of the contract was AU$203.8 million when compared with terms for current market transactions for the same or similar items. Consequently, the acquisition of Piedmont Lithium by Sayona results in the settlement of a pre-existing contractual arrangement, and allocation of AU$203.8 million of the purchase consideration to the settlement of this pre-existing contractual arrangement. For the purposes of preparing the unaudited pro forma combined financial information, the amount of AU$203.8 million has been set off against the gain from bargain purchase given the transaction is between Sayona and Piedmont Lithium and therefore the pre-existing contractual arrangement is eliminated on consolidation. 59Notice of Meeting and Explanatory Memorandum

The gain from bargain purchase is primarily driven by the calculation of estimated consideration to be paid, which is based on a fixed number of shares to be issued in the Merger. Since the announcement of the merger, there has been a sharp decline in the share price of Sayona ordinary shares traded on the ASX, which has resulted in the implied value of the estimated consideration to be paid in the merger less the buy-out of the non-controlling interest in Sayona Québec and settlement of the pre-existing contractual arrangement, being significantly lower than the estimated fair value of net assets acquired. There is inherent volatility in the market price of Sayona ordinary shares, and as noted above in Note 2, future share price fluctuations (either increases or decreases) will result in changes to this amount up until the date of completion.

The preliminary purchase price allocation has been used to prepare the transaction accounting adjustments in the unaudited pro forma combined statement of profit or loss and unaudited pro forma combined statement of financial position. Management has used information available to determine the allocation of preliminary fair value estimates to the tangible and intangible assets acquired and liabilities assumed. Until the proposed merger is completed, Sayona and Piedmont Lithium are limited in their ability to share certain information. Therefore, management has estimated the fair value of Piedmont Lithium's assets and liabilities based on reviews of Piedmont Lithium's SEC filings, preliminary valuation studies, discussions with Piedmont Lithium's management, and other due diligence procedures. The assumptions and estimates used to determine the preliminary purchase price allocation and fair value adjustments are described in the notes accompanying the unaudited pro forma combined financial information.

The final purchase price allocation will be based on the fair value of net tangible and intangible assets and liabilities of Piedmont at the date of completion. The final allocation is expected to be completed within one year from the closing date of the merger in accordance with *IFRS 3 Business Combinations*, and could differ materially from the preliminary allocation used in the transaction accounting adjustments.

The final allocation may include (1) changes in fair values of property, plant and equipment; (2) changes in allocations to intangible assets, such as trade names, technology and customer relationships, as well as goodwill; and (3) other changes to assets and liabilities.

3. Translation of Historical Consolidated Financial Statements of Piedmont Lithium

A) Consolidated Statement of Operations

The following table provides a summary of the unaudited consolidated statement of operations of Piedmont for the half year ended December 31, 2024 (in thousands of United States dollars and Australian dollars)

Half year ended December 31, 202	Piedmont Lithium Inc.[1] (A) US$'000	Weighted Average FX Rate[2] (B) AUD:USD	Piedmont Lithium Inc.[3] (A ÷ B) AU$'000
Revenue	73,249	0.6651	**110,125**
Cost of sales	(63,771)	0.6651	**(95,875)**
Gross profit	**9,478**	**0.6651**	**14,250**
Exploration costs	(35)	0.6651	**(53)**
Restructuring and impairment charges	(9,851)	0.6651	**(14,810)**
Selling, general and administrative expenses	(19,499)	0.6651	**(29,315)**
Share of loss from equity accounted investments	(7,470)	0.6651	**(11,231)**
Loss from operations	**(27,377)**	**0.6651**	**(41,159)**
Interest income	1,532	0.6651	**2,303**
Interest expense	(706)	0.6651	**(1,061)**
Loss on foreign currency exchange	(1,268)	0.6651	**(1,906)**
Other net gains (losses)	(36)	0.6651	**(54)**
Loss before income tax	**(27,855)**	**0.6651**	**(41,877)**
Income tax benefit	37	0.6651	**56**
Loss after income tax	**(27,818)**	**0.6651**	**(41,821)**

1 Amounts presented have been calculated by taking Piedmont Lithium's audited consolidated statement of operations for the twelve month period ended December 31, 2024, and subtracting the unaudited consolidated statement of operations for the six month period ended June 30, 2024.

2 Represents the weighted average FX rate for the half year ended December 31, 2024.

3 Amounts presented may not reconcile precisely due to rounding of FX rates.

Notice of Meeting and Explanatory Memorandum
60

The following table provides a summary of the unaudited consolidated statement of operations of Piedmont Lithium for the year ended June 30, 2024 (in thousands of United States dollars and Australian dollars):

Year ended June 30, 2024	Piedmont Lithium Inc.[1] (A) US$'000	Weighted Average FX Rate[2] (B) AUD:USD	Piedmont Lithium Inc.[3] (A ÷ B) AU$'000
Revenue	66,445	0.6572	**101,102**
Cost of sales	(59,449)	0.6572	**(90,457)**
Gross profit	**6,996**	**0.6572**	**10,645**
Exploration costs	(794)	0.6572	**(1,208)**
Selling, general and administrative expenses	(41,915)	0.6572	**(63,778)**
Share of loss from equity accounted investments	(4,738)	0.6572	**(7,209)**
Loss from operations	**(40,451)**	**0.6572**	**(61,550)**
Interest income	3,410	0.6572	**5,189**
Interest expense	(311)	0.6572	**(474)**
Gain on dilution of equity accounted investments	9,725	0.6572	**14,798**
Gain on foreign currency exchange	941	0.6572	**1,432**
Loss on sale of equity accounted investments	(13,886)	0.6572	**(21,129)**
Loss before income tax	**(40,572)**	**0.6572**	**(61,734)**
Income tax benefit	1,131	0.6572	**1,721**
Loss after income tax	**(39,441)**	**0.6572**	**(60,013)**

1 Amounts presented have been calculated by taking Piedmont's audited consolidated statement of operations for the twelve month period ended December 31, 2023, subtracting the unaudited consolidated statement of operations for the six month period ended June 30, 2023, and adding the unaudited consolidated statement of operations for the six month period ended June 30, 2024.

2 Represents the weighted average FX rate for the year ended June 30, 2024.

3 Amounts presented may not reconcile precisely due to rounding of FX rates.

Notice of Meeting and Explanatory Memorandum
61

B) **Consolidated Balance Sheet**

The following table provides a summary of the unaudited consolidated balance sheet of Piedmont Lithium for the period ended December 31, 2024 (in thousands of United States dollars and Australian dollars):

Period ended December 31, 2024	Piedmont Lithium Inc. (A) US$'000	Spot FX Rate as of December 31, 2024 (B) AUD:USD	Piedmont Lithium Inc.[1] (A ÷ B) AU$'000
ASSETS			
Current assets			
Cash and cash equivalents	87,840	0.6183	**142,059**
Accounts receivable	5,613	0.6183	**9,078**
Other assets	9,186	0.6183	**14,856**
Total current assets	**102,639**	**0.6183**	**165,993**
Non-current assets			
Advances to affiliates	39,548	0.6183	**63,959**
Property, plant and mine development, net	134,544	0.6183	**217,590**
Equity accounted investments	71,635	0.6183	**115,851**
Other assets	1,519	0.6183	**2,457**
Total non-current assets	**247,246**	**0.6183**	**399,857**
Total assets	**349,885**	**0.6183**	**565,850**
LIABILITIES			
Current liabilities			
Accounts payable and accrued expenses	9,552	0.6183	**15,448**
Payables to affiliates	6,719	0.6183	**10,866**
Current portion of long-term debt	26,472	0.6183	**42,812**
Other liabilities	3,363	0.6183	**5,439**
Total current liabilities	**46,106**	**0.6183**	**74,565**
Non-current liabilities			
Long-term debt, net of current portion	3,652	0.6183	**5,906**
Operating lease liabilities, net of current portion	863	0.6183	**1,396**
Other liabilities	1,017	0.6183	**1,645**
Total non-current liabilities	**5,532**	**0.6183**	**8,947**
Total liabilities	**51,638**	**0.6183**	**83,512**
Net assets	**298,247**	**0.6183**	**482,338**
EQUITY			
Common stock	2	0.6183	**3**
Additional paid-up capital	497,878	0.6183	**805,190**
Accumulated deficit	(191,605)	0.6183	**(309,872)**
Accumulated other comprehensive loss	(8,028)	0.6183	**(12,983)**
Total equity	**298,247**	**0.6183**	**482,338**

1 Amounts presented may not reconcile precisely due to rounding of FX rates.

Notice of Meeting and Explanatory Memorandum
62

4. Reclassification Adjustments

Management has made certain reclassifications to the unaudited consolidated statement of operations and unaudited consolidated balance sheet of Piedmont Lithium for the purposes of preparing the unaudited pro forma combined financial information to conform with Sayona's historical presentation. A summary of those reclassifications is detailed below:

A) Consolidated Statement of Operations

Half year ended December 31, 2024	Piedmont Lithium Inc.* AUS'000	Adjustments (a) AUS'000	(b) AUS'000	(c) AUS'000	(d) AUS'000	Pro Forma Adjustments AUS'000
Revenue	110,125	–	–	–	–	**110,125**
Other income	–	(54)	–	–	–	**(54)**
Cost of sales	(95,875)	–	95,875	–	–	**–**
Expenses	–	–	(140,053)	–	–	**(140,053)**
Exploration costs	(53)	–	53	–	–	**–**
Restructuring and impairment charges	(14,810)	–	14,810	–	–	**–**
Selling, general and administrative expenses	(29,315)	–	29,315	–	–	**–**
Share of loss from equity accounted investments	(11,231)	–	–	–	–	**(11,231)**
Loss from operations	**(41,159)**	**(54)**	**–**	**–**	**–**	**(41,213)**
Financial income	–	–	–	2,303	–	**2,303**
Financial expenses	–	–	–	(1,061)	(1,906)	**(2,967)**
Net financial income	**–**	**–**	**–**	**1,242**	**(1,906)**	**(664)**
Interest income	2,303	–	–	(2,303)	–	**–**
Interest expense	(1,061)	–	–	1,061	–	**–**
Loss on foreign currency exchange	(1,906)	–	–	–	1,906	**–**
Other net gains (losses)	(54)	54	–	–	–	**–**
Loss before income tax	**(41,877)**	**–**	**–**	**–**	**–**	**(41,877)**
Income tax benefit	56	–	–	–	–	**56**
Loss after income tax	**(41,821)**	**–**	**–**	**–**	**–**	**(41,821)**

* Refer to Note 3 for details on historical results of Piedmont Lithium in Australian dollars.

Notice of Meeting and Explanatory Memorandum

63

Year ended June 30, 2024 Piedmont Lithium Inc.* AU$’000 Adjustments Pro Forma Adjustments AU$’000 AU$’000 AU$’000 AU$’000 AU$’000 Revenue 101,102 — — — — 101,102 Other income — 14,798 — (21,129) — (6,331) Cost of sales (90,457) — 90,457 — — — Expenses — — (155,443) — — (155,443) Exploration costs (1,208) — 1,208 — — — Selling, general and administrative expenses (63,778) — 63,778 — — — Share of loss from equity accounted investments (7,209) — — — — (7,209) Loss from operations (61,550) 14,798 — (21,129) — (67,881) Financial income — — — — 6,151 6,151 Financial expenses — — — — (4) (4) Net financial income — — — — 6,147 6,147 Interest income 5,189 — — — (5,189) — Interest expense (474) — — — 474 — Gain on dilution of equity accounted investments 14,798 (14,798) — — — — Gain on foreign currency exchange 1,432 — — — (1,432) — Loss on sale of equity accounted investments (21,129) — — 21,129 — — Loss before income tax (61,734) — — — — (61,734) Income tax benefit 1,721 — — — — 1,721 Loss after income tax (60,013) — — — — (60,013) * Refer to Note 3 for details on historical results of Piedmont Lithium in Australian dollars. 64Notice of Meeting and Explanatory Memorandum

B) Consolidated Balance Sheet

As at December 31, 2024	Piedmont Lithium Inc.* AU$'000	Adjustments AU$'000	AU$'000	AU$'000	AU$'000	Piedmont Lithium Inc. AU$'000
ASSETS						
Current assets						
Cash and cash equivalents	142,059	–	–	–	–	**142,059**
Accounts receivable	9,078	(9,078)	–	–	–	**–**
Trade and other receivables	–	9,078	–	–	–	**9,078**
Other financial assets	–	–	11,468	–	–	**11,468**
Other assets	14,856	–	(11,468)	–	–	**3,388**
Total current assets	**165,993**	**–**	**–**	**–**	**–**	**165,993**
Non-current assets						
Advances to affiliates	63,959	–	–	(63,959)	–	**–**
Property, plant and mine development, net	217,590	–	–	–	(217,590)	**–**
Property, plant and equipment	–	–	–	–	219,812	**219,812**
Equity accounted investments	115,851	–	–	–	–	**115,851**
Other assets	2,457	–	–	63,959	(2,222)	**64,194**
Total non-current assets	**399,857**	**–**	**–**	**–**	**–**	**399,857**
Total assets	**565,850**	**–**	**–**	**–**	**–**	**565,850**
LIABILITIES						
Current liabilities						
Accounts payable and accrued expenses	15,448	(15,448)	–	–	–	**–**
Payables to affiliates	10,866	(10,866)	–	–	–	**–**
Trade and other payables	–	26,314	–	–	–	**26,314**
Current portion of long-term debt	42,812	–	(42,812)	–	–	**–**
Interest bearing liabilities	–	–	43,215	–	–	**43,215**
Other liabilities	5,439	–	(403)	(5,036)	–	**–**
Current tax liabilities	–	–	–	5,036	–	**5,036**
Total current liabilities	**74,565**	**–**	**–**	**–**	**–**	**74,565**
Non-current liabilities						
Long-term debt, net of current portion	5,906	–	–	–	(5,906)	**–**
Operating lease liabilities, net of current portion	1,396	–	–	–	(1,396)	**–**
Interest bearing liabilities	–	–	–	–	7,302	**7,302**
Other liabilities	1,645	–	–	–	(767)	**878**
Provisions	–	–	–	–	767	**767**
Total non-current liabilities	**8,947**	**–**	**–**	**–**	**–**	**8,947**
Total liabilities	**83,512**	**–**	**–**	**–**	**–**	**83,512**
Net assets	**482,338**	**–**	**–**	**–**	**–**	**482,338**
EQUITY						
Common stock	3	(3)	–	–	–	**–**
Additional paid-up capital	805,190	(805,190)	–	–	–	**–**
Share capital	–	805,193	–	–	–	**805,193**
Accumulated other comprehensive loss	(12,983)	–	12,983	–	–	**–**
Reserves	–	–	(12,983)	–	–	**(12,983)**
Accumulated deficit	(309,872)	–	–	309,872	–	**–**
Accumulated losses	–	–	–	(309,872)	–	**(309,872)**
Total equity	**482,338**	**–**	**–**	**–**	**–**	**482,338**

* Refer to Note 3 for details on historical results of Piedmont Lithium in Australian dollars.

Notice of Meeting and Explanatory Memorandum
65

5. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Financial All pro forma adjustments are based on our preliminary estimates and assumptions which are subject to change. The following adjustments have been included in the unaudited pro forma combined financial information for the half year ended December 31, 2024 and year ended June 30, 2024: A) Recognition of assets acquired and liabilities assumed Management has performed a preliminary valuation analysis of the fair market value of Piedmont Lithium’s assets to be acquired and liabilities to be assumed. Using the total consideration for the acquisition, management has estimated the allocations to such assets and liabilities. The following table summarises the allocation of the preliminary purchase price as of December 31, 2024: AU$’000 Estimated fair value of total assets acquired 277,245 Estimated fair value of total liabilities assumed (83,512) Estimated fair value of net assets acquired 193,733 Gain from bargain purchase (260,980) Buy-out of non-controlling interest in Sayona Québec 61,248 Settlement of pre-existing contractual arrangement 203,773 Preliminary estimated consideration (equity based) 197,774 Refer to Note 2 for further details and disaggregation of the calculation of estimated consideration and preliminary purchase price allocation. A depreciation expense adjustment was recorded in connection with the estimated uplift in value of property, plant and equipment on recognition at fair value as part of the acquisition. This adjustment is reflected in the statement of profit or loss for the half year ended December 31, 2024 (AU$2,000) and year ended June 30, 2024 (AU$5,000). B) Elimination of transactions and balances between Sayona and Piedmont Lithium The historical unaudited consolidated statement of profit or loss of Sayona and unaudited consolidated statement of operations of Piedmont Lithium’s for the six month period ended December 31, 2024 comprise various amounts which require elimination, including the following material adjustments (either individually or in aggregate): • Net adjustment to revenue of AU$101.2 million, comprised of AU$95.6 million relating to the sale of spodumene concentrate product from Sayona to Piedmont Lithium and AU$5.6 million relating to freight, foreign exchange, provisional pricing, and other quality adjustments; • Net adjustment to expenses of AU$95.6 million relating to the purchase of spodumene concentrate product by Piedmont Lithium; and • Net adjustment to share of profit (loss) from equity accounted investments of AU$11.1 million, comprised solely of a share of loss from equity accounted investments in Sayona Québec. Similarly, the historical audited consolidated statement of profit or loss of Sayona and unaudited consolidated statement of operations of Piedmont Lithium for the twelve month period ended June 30, 2024 comprise various amounts which require elimination, including the following material adjustments (either individually or in aggregate): • Net adjustment to revenue of AU$90.7 million, comprised of AU$84.5 million relating to the sale of spodumene concentrate product from Sayona to Piedmont Lithium and AU$6.2 million relating to freight, foreign exchange, provisional pricing, and other quality adjustments; • Net adjustment to other income of AU$14.6 million, comprised solely of a gain on dilution of equity accounted investments in Sayona; • Net adjustment to expenses of AU$110.7 million, comprised of AU$84.5 million relating to the purchase of spodumene concentrate product by Piedmont Lithium and AU$26.2 million relating to a loss on sale of equity accounted investments in Sayona; and • Net adjustment to share of profit (loss) from equity accounted investments of AU$5.3 million, comprised solely of a share of loss from equity accounted investments in Sayona Québec. For the purposes of preparing the unaudited pro forma combined financial information, these balances have been eliminated. In addition, the unaudited consolidated statement of financial position of Sayona and audited consolidated balance sheet of Piedmont Lithium as of December 31, 2024 comprise various asset, liability, and equity balances which require elimination. For the purposes of preparing the unaudited pro forma combined financial information, these balances have been eliminated. 66Notice of Meeting and Explanatory Memorandum

C) Other material impacts related to the proposed merger i. Accounting policy adjustments for investments in equity securities For the purposes of preparing the unaudited pro forma combined financial information, an irrevocable election to present subsequent changes in fair value of investments in equity instruments through other comprehensive income has been made on July 1, 2023. Previously, Piedmont Lithium recognised any movements in fair value of these investments in equity instruments through profit or loss. ii. Change-in-control provisions Management expects to record a non-recurring post-combination expense of US$11.7 million (AU$18.9 million) consisting of implementation costs, severance and other separation benefits in connection with the termination of certain employees of the combined entity. Employment agreements include both single-trigger and double-trigger provisions that require these benefits to be provided for upon a change in control and termination of employment. The amount which will not be settled in equity of US$7.4 million (AU$12.0 million) is accrued in the unaudited pro forma combined statement of financial position and reflected as an expense in the unaudited pro forma combined statement of profit or loss for the year ended June 30, 2024. iii. Transaction costs not yet recognised in the historical financial statements The historical audited annual financial statements of Sayona do not include any transaction costs incurred in connection with the Merger. Transaction costs of AU$5.2 million have been recognised in the statement of profit or loss for the half year ended December 31, 2024. The transaction costs expected to be incurred by Sayona subsequent to December 31, 2024 total an amount of AU$15.8 million. These costs will not affect the combined company’s statement of profit or loss beyond twelve months after the acquisition date. D) Accounting differences between US GAAP and IFRS The following accounting adjustments were recorded as a result of differences between US GAAP and IFRS: i. Operating leases recognised by Piedmont Piedmont has classified a leasing arrangement as an ‘operating lease’ in line with ASC 842 Leases. Under IFRS 16 Leases, the standard does not distinguish between the classification of operating and finance leases, with all leases within the scope of the standard accounted for as finance leases. As a result, the unaudited pro forma combined financial information includes an adjustment to account for this arrangement in line with IFRS 16, as detailed in the table below. Other than the adjustments noted above, there were no material differences identified between US GAAP and IFRS accounting standards. Other differences between US GAAP and IFRS accounting standards may exist on the discount rate used in the measurement of asset retirement obligations and the treatment of exploration and evaluation expenditure. Any differences arising from these items were deemed immaterial for adjustment in the unaudited pro forma combined financial information. The impact of the abovementioned adjustments on the unaudited pro forma combined financial information is summarised on the next page (in thousands of Australian dollars): 67Notice of Meeting and Explanatory Memorandum

Unaudited Pro Forma Combined Statement of Profit or Loss

Half year ended December 31, 2024	Adjustments (a) AU$'000	(b) AU$'000	(c) AU$'000	(d) AU$'000	Pro Forma Adjustments AU$'000
Revenue	–	(101,214)	–	–	**(101,214)**
Other income	–	(123)	1,261	–	**1,138**
Expenses	(2)	95,632	(7,492)	59	**88,197**
Share of profit (loss) from equity accounted investments	–	11,089	–	–	**11,089**
Profit (loss) from operations	**(2)**	**5,384**	**(6,231)**	**59**	**(790)**
Financial income	–	–	1,816	–	**1,816**
Financial expenses	–	–	(1,816)	(81)	**(1,897)**
Net financial income	**–**	**–**	**–**	**(81)**	**(81)**
Profit (loss) before income tax	**(2)**	**5,384**	**(6,231)**	**(22)**	**(871)**
Income tax benefit (expense)	–	–	–	–	**–**
Profit (loss) after income tax	**(2)**	**5,384**	**(6,231)**	**(22)**	**(871)**

Year ended June 30, 2024	Adjustments (a) AU$'000	(b) AU$'000	(c) AU$'000	(d) AU$'000	Pro Forma Adjustments AU$'000
Revenue	–	(90,743)	–	–	**(90,743)**
Other income	–	(14,607)	2,621	–	**(11,986)**
Expenses	(5)	110,674	(32,945)	120	**77,844**
Net gain from bargain purchase	57,207	–	–	–	**57,207**
Share of profit (loss) from equity accounted investments	–	5,297	–	–	**5,297**
Profit (loss) from operations	**57,202**	**10,621**	**(30,324)**	**120**	**37,619**
Financial income	–	–	–	–	**–**
Financial expenses	–	–	–	(180)	**(180)**
Net financial income	**–**	**–**	**–**	**(180)**	**(180)**
Profit (loss) before income tax	**57,202**	**10,621**	**(30,324)**	**(60)**	**37,439**
Income tax benefit (expense)	–	–	–	–	**–**
Profit (loss) after income tax	**57,202**	**10,621**	**(30,324)**	**(60)**	**37,439**

Notice of Meeting and Explanatory Memorandum
68

Unaudited Pro Forma Combined Statement of Financial Position

	Adjustments				
	(a) AU$'000	(b) AU$'000	(c) AU$'000	(d) AU$'000	Pro Forma Adjustments AU$'000
ASSETS					
Current assets					
Trade and other receivables	–	(31,007)	–	–	**(31,007)**
Other financial assets	(5,127)	–	(6,341)	–	**(11,468)**
Other assets	–	–	(619)	–	**(619)**
Total current assets	**(5,127)**	**(31,007)**	**(6,960)**	**–**	**(43,094)**
Non-current assets					
Other financial assets	–	–	6,341	–	**6,341**
Property, plant and equipment	(151,070)	–	–	(156)	**(151,226)**
Equity accounted investments	(113,485)	–	–	–	**(113,485)**
Other assets	(18,922)	–	–	–	**(18,922)**
Total non-current assets	**(283,477)**	**–**	**6,341**	**(156)**	**(277,292)**
Total assets	**(288,604)**	**(31,007)**	**(619)**	**(156)**	**(320,386)**
LIABILITIES					
Current liabilities					
Trade and other payables	–	(28,277)	27,880	–	**(397)**
Total current liabilities	**–**	**(28,277)**	**27,880**	**–**	**(397)**
Total liabilities	**–**	**(28,277)**	**27,880**	**–**	**(397)**
Net assets	**(288,604)**	**(2,730)**	**28,499**	**(156)**	**(319,989)**
EQUITY					
Share capital	(607,713)	–	–	–	**(607,713)**
Reserves	13,278	61,580	6,873	(2)	**81,729**
Accumulated losses	367,079	(4,131)	(35,372)	(154)	**327,422**
Total equity attributable to equity holders	**(227,356)**	**57,449**	**(28,499)**	**(156)**	**(198,562)**
Non-controlling interests	(61,248)	(60,179)	–	–	**(121,427)**
Total equity	**(288,604)**	**(2,730)**	**(28,499)**	**(156)**	**(319,989)**

6. Management's Adjustments to the Unaudited Pro Forma Combined Financial Information

The table below shows the expected cost savings from the combined company's plan to leverage synergies upon integration of the two entities. The estimate of cost synergies is based on efficiencies and savings which are expected to be realised from organisational changes, optimisation of procurement activities, rationalisation of external services and insurances, and rationalisation of logistics and seaborne freight charges through optimised shipment scheduling. The identified cost synergies have been calculated from an analysis of financial forecasts from Sayona and Piedmont Lithium, based on the aggregate of individual cost items which are duplicated or otherwise not required by the combined entity. The expected dis-synergies resulting from the integration of the two entities relate to costs to integrate the entities, increased regulatory compliance costs, and systems integration and replacement costs.

It is possible that cost synergies identified by management may not be realised as expected. This could occur for various reasons, including an inability to complete the organisational re-design and remove any unnecessary roles, an inability to identify and rationalise duplicated external services, and an inability to rationalise logistics and seaborne freight charges through optimised shipment scheduling due to operational or customer requirements.

Within one year from completion of the Merger, management expects to begin realising these synergies to achieve an annual pre-tax saving of approximately US$15.0 million (AU$22.8 million). The adjustments are presented as if the merger had occurred on July 1, 2023.

The adjustments shown below include those that management deem necessary for a fair statement of the pro forma information presented. Actual results could differ materially from what is presented below as efforts to integrate Piedmont Lithium's operations into the combined company's progress.

Notice of Meeting and Explanatory Memorandum
69

Half year ended December 31, 2024 Profit (loss) after income tax AU$’000 Basic and diluted earnings per share (cents) Weighted average shares (#) Pro forma combined* (106,367) (0.51) 20,860,912,721 Management’s adjustments Cost savings 11,276 Tax effect** — Pro forma combined after management’s adjustments (95,091) (0.46) 20,860,912,721 Year ended June 30, 2024 Profit (loss) after income tax AU$’000 Basic and diluted earnings per share (cents) Weighted average shares (#) Pro forma combined* (141,596) (0.70) 20,300,174,703 Management’s adjustments Cost savings 22,824 Tax effect*** — Pro forma combined after management’s adjustments (118,772) (0.59) 20,300,174,703 7. Reconciliation of weighted average shares used in computation of earnings per share For the half year ended December 31, 2024 and year ended June 30, 2024, the total weighted average shares used in computation of earnings per share has been calculated as follows: Year ended June 30, 2024 (#) Half year ended December 31, 2024 (#) (a) Weighted average number of Sayona ordinary shares 10,027,967,645 10,274,274,275 Weighted average number of Piedmont common stock 19,274,637 19,871,281 Impact of pre-close vesting 217,217 217,217 Subtotal 19,491,854 20,088,498 Exchange ratio (per share of Piedmont common stock) 527 527 (b) Weighted average number of Sayona ordinary shares (on conversion of Piedmont common stock) 10,272,207,058 10,586,638,446 Total weighted average shares used in computation of earnings per share (a + b) 20,300,174,703 20,860,912,721 * As shown in the unaudited pro forma combined statement of profit or loss. ** The cost savings noted would decrease the tax losses not brought to account for the half year ended December 31, 2024, and as such would result in a nil tax effect. *** The cost savings noted would decrease the tax losses not brought to account for the year ended June 30, 2024, and as such would result in a nil tax effect. 70Notice of Meeting and Explanatory Memorandum

9.7 Key implications if the Merger and/or Conditional Placement does not proceed a) Implications if the Merger does not proceed If the Merger does not proceed: • Completion will not occur, and the benefits of the Merger will not be realised; • RCF will not subscribe for shares in Sayona for AU$69 million under the Conditional Placement; • the price of Sayona Shares may fall below the price of Sayona Shares as at the date of the EGM; • Sayona may need to raise additional equity funding to support the operations at North American Lithium, including capital expenditure, which may not be on suitable terms; • Sayona will be required to provide funding to North American Lithium according to its 75% ownership interest, with 25% provided by Piedmont Lithium; • the existing offtake arrangement with Piedmont Lithium in relation to the North American Lithium mine will continue to subsist, and Piedmont Lithium will continue to own a 25% interest in the North American Lithium mine; • the ability to pursue a North American Lithium brownfield expansion may be restricted due to misaligned economic interests; • Sayona will not be exposed to the additional benefits of the geographic and asset diversification to be achieved through the Merger; • Sayona will not benefit from the expected greater liquidity of a listing of Sayona ADSs on the Nasdaq, and expected greater access to US capital markets as a Nasdaq-listed company; and • Sayona will continue to focus on its current business plan and strategy and there will be no immediate change to the Sayona Board other than the retirement and re-election of Sayona Directors pursuant to Sayona’s constitution and applicable laws. b) Implications if the Merger proceeds, but the Conditional Placement does not proceed If the Conditional Placement does not proceed: • Sayona may need to raise additional equity funding to support the operations of a larger Merged Group. Sayona may not be able to attract the required equity funding on terms similar to the Conditional Placement subscription. • Sayona will be restricted in its funding ability to advance development projects including a North American Lithium brownfield expansion and development of its greenfield projects. • Sayona will have less liquidity available to withstand the impact of low lithium prices. 71Notice of Meeting and Explanatory Memorandum

There are a number of risks and uncertainties, which are both specific to the Merger and of a general nature, that may affect the future operating and financial performance of Sayona and the value of Sayona Consideration Shares. Sayona Shareholders are currently exposed to various risks as a result of their investment in Sayona. If the Merger proceeds, Piedmont Lithium will be merged with Sayona. As a consequence, Sayona Shareholders will be exposed to risks relating to Piedmont Lithium and to certain additional risks arising from the Merger. This Section sets out key risks that may arise if the Merger is implemented. These risks include: • risks relating to the Merger (Section 10.1); • general risks relating to Sayona as a Merged Group (Section 10.2); • risks that affect Sayona (Section 10.3); and • key implications if the Merger does not proceed (Section 10.4). If the Merger is not implemented, Sayona Shareholders will continue to be exposed to the existing risks they face as a result of their investment in Sayona. The risks described below: • are those risks that the Sayona Board believe are potentially material and are not, and should not be considered to be or relied on as, an exhaustive list of the risks that may arise if the Merger is implemented. The occurrence or consequences of some of the risks described in this Section 10 may be partially or completely outside the control of Sayona, Piedmont Lithium or their respective directors and senior management teams. There also may be additional risks and uncertainties not currently known to Sayona which may have a material adverse effect on Sayona’s operating and financial performance and the value of Sayona Consideration Shares; and • are general in nature and regard has not been had to the investment objectives, financial situation, tax position or particular needs of any individual Sayona Shareholder. You should carefully consider the following risk factors, as well as the other information provided by Sayona in connection with the Merger and the Resolutions, and consult your legal, financial, tax or professional advisers before deciding whether to vote in favour of or against the Resolutions. 10.1 Risks specific to the Merger a) No assurance when and if the Merger will be completed Completion of the Merger is conditional on various matters such as shareholder approval from both Sayona and Piedmont Lithium, approval for listing on the Nasdaq of the Sayona ADSs to be issued in connection with the Merger, authorisation for listing the Sayona Shares issuable to Piedmont CDI Holders pursuant to the Merger Agreement on the ASX, amongst other Merger Conditions. There is no guarantee or assurance that these Merger Conditions will be satisfied or waived or, if satisfied or waived, when that will occur. If the Merger Conditions are not satisfied or waived (where capable of being waived) by the time required, Completion of the Merger may be delayed or may not occur on the current terms or at all. Sayona will consequently incur significant transaction costs in relation to the Merger even if it does not proceed and these costs may include a break fee of US$2,620,000 (approximately AU$3,970,000 at the exchange rate of AUD:USD 0.66 as at 11 November 2024) payable by Sayona in certain circumstances to Piedmont Lithium. There may also be other adverse consequences for Sayona and Sayona Shareholders if Completion does not occur, including that the trading price of the Sayona Consideration Shares may be materially adversely affected and the anticipated synergies and other benefits that Sayona expects to achieve from the Merger will not be realised. If Completion is delayed, Sayona may incur additional costs, and this delay could materially and adversely affect the price of the Sayona Consideration Shares. b) Dilution risk As part of the Merger, Piedmont Stockholders will receive consideration in the form of fully paid ordinary shares in Sayona or Sayona ADSs to be listed on the Nasdaq. Accordingly, Sayona Shareholders and new investors who take up shares under the Merger will have their shareholding significantly diluted by the issue of the Sayona Consideration Shares to the Piedmont Stockholders and may experience a loss in value of their equity as a result of such issues of Sayona Shares. After Completion, it is expected that Sayona Shareholders and Piedmont Stockholders would account for approximately 50% / 50% of the shares in Sayona respectively (on a fully diluted basis), prior to the Conditional Placement. 10. Risks 72Notice of Meeting and Explanatory Memorandum

c) Reliance on information provided Sayona undertook a due diligence process in respect of the Merger, which in part, relied on legal, financial, taxation, synergies and operational due diligence on information provided by or on behalf of Piedmont Lithium. If any information provided to, and relied upon by, Sayona in its due diligence, and in its preparation of this Explanatory Memorandum, proves to be incorrect, incomplete or misleading, or if any of those due diligence enquiries failed to identify potential issues, there is a risk that the actual financial position and performance of Piedmont Lithium may be materially different to Sayona’s understanding, or the realisable synergies from the Merger will be less than anticipated. These all could have a material adverse effect on Sayona’s financial condition or performance. It is not possible for due diligence to uncover all potential issues or historical non-compliance, and any reliance has, by necessity, been placed by those undertaking due diligence on the accuracy of information and confirmations provided by Piedmont Lithium and its representatives. Additionally, the due diligence process undertaken identified several risks associated with Piedmont Lithium, which Sayona had to evaluate and manage. Some risks cannot be avoided or managed appropriately. There exists a risk that the approach taken by Sayona may be insufficient to mitigate the risk, or that the materiality of these risks may have been underestimated or unforeseen, and they may consequently have a material adverse impact on Sayona’s operations, earnings, and financial position. d) Integration risk and realisation of synergies The integration of two businesses of the size, complexity and nature of Sayona and Piedmont Lithium carries risk, including potential delays or costs in implementing necessary changes and difficulties in integrating various operations and systems. The success of the Merger, and the ability to realise the expected benefits of the Merger is largely dependent on the effective and timely integration of Sayona and Piedmont Lithium following Completion. Unforeseen events may adversely affect integration and the achievement of the expected benefits of the Merger, including: • difficulties in effectively combining the cultures and management styles of Sayona and Piedmont Lithium; • disruption to the ongoing operations of Sayona and Piedmont Lithium; • delays in completing integration and higher than anticipated integration costs; and • unintended loss of key personnel or reduced employee engagement or productivity. There is a risk that some or all the expected benefits of the Merger may fail to materialise or be realised fully or may not occur within the time periods anticipated by Sayona and Piedmont Lithium. A failure to integrate the businesses in the time and manner contemplated by Sayona and Piedmont Lithium, or a failure to achieve the expected benefits of integration may impact the financial performance, operation, and position of Sayona. Furthermore, Piedmont Lithium will be a material part of Sayona’s business upon acquisition. If the Piedmont Lithium Business does not perform as expected, this could have a material adverse impact on Sayona’s financial position and performance. e) Historical liabilities of Piedmont Lithium If the Merger completes, Sayona may become directly or indirectly exposed to liabilities that Piedmont Lithium may have incurred or is liable for in the past due to prior acts or omissions, including liabilities which were not identified during the due diligence enquiries or which are greater than anticipated, or which were accepted by Sayona as a tolerable risk. These liabilities may adversely affect the financial performance or position of Sayona after the Merger. Piedmont Lithium has its own corporate, tax, regulatory and risks frameworks. That said, there is a risk that Piedmont Lithium’s existing frameworks were inadequate. This may also adversely affect Sayona’s position or financial performance and attract greater scrutiny from regulators or result in reputational damage. f) Analysis of merger opportunity While Sayona has undertaken financial, tax, legal, commercial, and technical analysis of Piedmont Lithium to determine whether to proceed with the Merger, despite Sayona’s analysis and best estimate assumptions, it is possible that the conclusions drawn are inaccurate or are not realised. There is a risk that the actual benefits of the Merger may be less than expected or delayed, or that the expected benefits may not materialise at all or cost more to achieve than originally expected. There is also the risk that Sayona’s assessment of matters such as the taxation consequences and implications of the Merger would be challenged by revenue authorities, which can involve future expenditure to consider and defend such challenges or to meet any additional costs or claims. 73Notice of Meeting and Explanatory Memorandum

g) Integration of accounting policies and methods Sayona and Piedmont Lithium, as standalone entities, have their own accounting policies and methods (or applicable standards) which are fundamental to how they record and report their financial position and the results of operations. It is possible that while Sayona and Piedmont Lithium may have exercised judgment in selecting accounting policies or methods, which might have been reasonable in the circumstances, this might have resulted in reporting materially different outcomes than what would have been reported under the other company’s policies and methods (or applicable standards). The integration of Sayona and Piedmont Lithium’s accounting functions may lead to revisions of these accounting policies, which may adversely impact Sayona’s reported results of operations, financial position, and performance. h) Foreign exchange risk and foreign regulations The Merger includes the acquisition of controlling interests in overseas entities that operate in foreign jurisdictions. These entities transact in the local currencies of the countries in which they are domiciled. The value of financial assets, liability, commitment, or earnings held or transacted in foreign currency may be impacted by fluctuations in currency exchange rates. Additionally, the overseas operations of Piedmont Lithium are subject to the laws of those countries and can be adversely impacted by changes to the laws or regulations in these countries in the future. i) Alignment of year ends and acquisition accounting Sayona and Piedmont Lithium have different year-end reporting periods, with Sayona reporting on a year ended 30 June basis and Piedmont Lithium reporting on a calendar year-end basis. The application of acquisition accounting and the alignment of financial year ends will likely impact Sayona’s reported results of operations, financial position and performance. j) Taxation risks Sayona Shareholders will not acquire new shares or have their existing Sayona Shares cancelled or redeemed under the Merger. Accordingly, there should not be material Australian tax or stamp duty implications of the Merger for Sayona Shareholders. Sayona Shareholders should seek their own professional tax advice if they intend to deal with their Sayona Shares prior to or after the Merger. Shareholders should consider their own circumstances and seek their own professional advice in relation to their tax position. Neither the Sayona nor any of its officers or employees assumes any liability or responsibility for advising Sayona Shareholders or other security holders about the tax consequences of the Resolutions (including the Merger). 10.2 General risks that may affect Sayona as a Merged Group The following risks are relevant to Sayona and Piedmont Lithium as standalone businesses. Accordingly, they will also be relevant to Sayona as a Merged Group. a) Operational safety and major external events or natural disasters Sayona’s business operations may be subject to several risks and hazards that are inherent in the lithium and chemicals industries, and the mining industry generally. The exploration of mineral resources, as well as the production of spodumene concentrate, involve significant risks and related environmental and safety hazards. These activities are often subject to the risk of industrial accidents, equipment failure, metallurgical and processing problems, unexpected geological formations, and the advent of natural disasters, pandemics, severe weather and other catastrophic events. Although Sayona is expected to have contingencies and plans in place to ameliorate these risks, these environmental and safety hazards and natural disasters carry an inherent risk of damage to site infrastructure and could cause disruption to services and supplies and access to the site by its employees. These events may have a material adverse impact on Sayona’s financial and operational performance. Sayona as a Merged Group will also be subject to extensive laws and regulations regarding occupational health and safety. The risk of non-compliance with those laws and regulations may adversely impact Sayona’s operations, reputation, financial performance and financial position. b) Climate change risks Sayona’s operations and financial performance may also be adversely affected by severe weather events and challenges posed by climate change. While Sayona as a Merged Group is expected to ameliorate and manage these risks and limit any consequential impacts, there is no guarantee that they will not adversely impact Sayona’s operations and the value of the Sayona Consideration Shares. c) Social and environment risks and land access restrictions The tenements of Sayona as a Merged Group may be subject to certain access restrictions, which could relate to the freehold owner of the land on which the tenements are located, or the rights of Indigenous persons. In those circumstances, Sayona may have to resolve access arrangements under the relevant regime prior to entering the land to carry out its activities or develop a mine on the tenements. In addition, these access arrangements may be subject to the provision of monetary compensation, compensation for damage to land and restoration of the land. 74Notice of Meeting and Explanatory Memorandum

There is also no guarantee that access arrangements and applications will be resolved in a timely manner in Sayona’s favour or in a manner that would be commercially viable for Sayona. If Sayona cannot resolve its access issues on satisfactory terms, this may adversely impact the value of Sayona Consideration Shares. Sayona will also need to conduct its activities to the highest standard of environmental and heritage obligations, including complying with all environmental laws or laws relating to the protection of Indigenous heritage. d) Renewal and tenure risk The rights to mining tenure carry with them various obligations which the holder is required to comply with in order to ensure the continued good standing of the licence and, specifically, obligations in regard to minimum expenditure levels and responsibilities in respect of the environment and safety. Failure to observe these requirements could prejudice the right to maintain title to a given area and result in government action to forfeit a licence or licences. There is no guarantee that current or future exploration applications or existing licence renewals will be granted, that they will be granted without undue delay, or that Sayona can economically comply with any conditions imposed on any granted exploration permits. Further, the renewal of the term of granted tenements are subject to compliance with applicable mining legislation and regulations. Renewal conditions may include increased expenditure and work commitments. The imposition of new conditions or the inability to meet existing conditions, or a forfeiture or surrender of a granted tenement may adversely affect the operations, financial position and/or performance of Sayona. Tenements may be relinquished or surrendered either in total or in part even though a viable mineral deposit may be present, in the event that: • exploration or production programs yield negative results; • insufficient funding is available; • such a tenements is considered by Sayona to not meet the risk/reward or other criteria of Sayona; • its relative perceived prospectivity is less than that of other tenements in Sayona’s portfolio, which take a higher priority; or • variety of other reasons. e) Native title and political risk Sayona’s tenements may be subject to native title claims, which may prevent or delay the granting of mining tenements, or affect the ability of Sayona to explore and develop the mining tenements. In particular, Sayona’s properties in Canada may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups (which are generally referred to as First Nations). Sayona has mining projects in Québec that are or may be in areas with a First Nations presence. The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada. Intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities are evolving. It is Sayona’s practice to work closely with and consult with First Nations in areas in which Sayona’s projects are located or which could be impacted by Sayona’s activities. However, there is no assurance that relationships with such groups will be positive. Accordingly, it is possible that Sayona’s permitting activities, profitable production, exploration or development activities on Sayona’s Canadian properties could be delayed, interrupted or otherwise adversely affected in the future by political uncertainty, native land claims entitlements, expropriations of property, financial arrangements, changes in applicable law, governmental policies and policies of relevant interest groups, including those of First Nations. Any changes in law or relations or shifts in political conditions may be beyond Sayona’s control, or Sayona may enter into agreements with First Nations, all of which may adversely affect Sayona’s business and operations and if significant, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue Sayona’s mineral production, exploration or development activities in the applicable area, any of which could have an adverse effect on Sayona’s financial condition and results of operations. f) Operational Performance The operations of Sayona as a Merged Group may not be safe, stable nor predictable and consequently have a negative impact on Sayona and its financial performance. g) Sayona as a Merged Group may not realise the anticipated benefits of its development projects Sayona as a Merged Group will have a considerable portfolio of development assets. All projects have inherent delay and cost risks, particularly in the current challenging global market (low lithium pricing, geopolitical instability, logistics, inflation, skilled labour availability, etc.). There can be no assurance that Sayona’s projects as a Merged Group (including the North American lithium brownfield expansion, the Ewoyaa Lithium Project, the Carolina Lithium Project, and the Moblan Lithium Project) will be completed within the expected timeframe (or at all) or at budgeted cost. These projects may experience unexpected costs, problems and delays, and their economic feasibility will be dependent on several factors outside of Sayona’s control. The delays and associated cost risks are amplified in the current challenging global market, which is characterised by low lithium pricing, geopolitical instability, logistics, inflation, tariffs and the availability of skilled labour. 75Notice of Meeting and Explanatory Memorandum

h) Commodity prices and market changes in the lithium industry Lithium prices have been, and may continue to be, volatile and can be affected by several factors beyond Sayona’s control such as inflation, interest rates, imposition of tariffs and currency exchange. The price of lithium and the global demand for lithium can be impacted by supply and demand fluctuations including the level of consumer product demand, potential distribution problems, technological advances, availability of alternatives, global economic and political developments and various macro-economic factors. Specifically, the demand for lithium is dependent on the continued growth in demand for electric vehicles, the growing demand for end-use products such as lithium batteries and battery electric vehicles, and the growth in demand for lithium chemicals. These factors may affect the price of, or demand for, lithium, which in turn may affect the price that Sayona is able to obtain for lithium or the amount of lithium that Sayona can sell. A continued decrease in the prices of lithium may have a material adverse effect on Sayona’s business, financial condition and financial performance. This price volatility may result in delays related to the development of new and existing projects in the pipeline (such as the North American Lithium brownfield expansion), may reduce the funds available for exploration, and may be detrimental to the value of Sayona’s assets. It is probable that the price volatility of lithium may negatively affect Sayona’s revenue and future cash flow. i) Macroeconomic conditions Sayona as a Merged Group may be affected by general economic conditions. Sayona’s operating and financial performance may be influenced by a range of general economic and business conditions, including consumer spending levels, lithium prices, inflation, interest and exchange rates, supply and demand trends, key customer concentration, industrial disruption, availability of debt and capital markets, and government fiscal, monetary and regulatory policies (including trade wars and the imposition of tariffs). j) Geopolitical risks Global and local conflicts, including recent tariff announcements and other developments in international trade policies, the tensions between China and Taiwan and the war in Ukraine, could adversely impact the Merged Group’s operations, financial performance and financial position. While Sayona has limited controls over these external issues, it continuously evaluates threats and risks associated with carrying out business activities with organisations that have a large exposure or concentration in areas with high geopolitical risks to reduce/avoid such risks. In particular, the imposition of tariffs or other trade barriers and changes in trading policies potential retaliatory measures, or uncertainties in international trade policies and regulations may adversely impact Sayona’s operations, particularly given Sayona’s presence across multiple jurisdictions. Such tariffs, if applied to the lithium spodumene concentrate Sayona produces, or equipment Sayona may need to operate its business, could adversely affect Sayona’s revenues (including revenue generated from sales of Canadian lithium spodumene concentrate to the United States and costs, the economics of Sayona’s projects and Sayona’s ability to develop those projects successfully. Recent tariff actions have resulted in market uncertainty and volatility and concerns over inflation, recession and slowing growth. Continued market uncertainty or volatility, or any broader economic challenges resulting from adverse developments in internal trade policies, could adversely affect the price of Sayona ordinary shares and Sayona ADSs and Sayona’s ability to raise additional capital. k) Sayona will have substantial international operations and the risks of doing business in foreign countries may adversely affect Sayona’s business, financial condition and results of operations Given that the Merger will provide Sayona with exposure to Piedmont Lithium’s greenfield project assets in the United States and Ghana and the Killick Lithium Project in Canada, Sayona as a Merged Group will likely be subject to risks related to foreign exchange, risks related to the differing legal, political, social and regulatory requirements and economic conditions of the many jurisdictions where Sayona will conduct business, global and local conflicts, global energy prices, inflation, regional recessions, global supply chain and logistics challenges. Fluctuations in exchange rates between foreign currencies and the Australian dollar and foreign currencies, such as the US dollar and Canadian dollar (as applicable), may affect the levels of Sayona’s assets, liabilities and operating margins. Sayona’s results of operations may be adversely affected by any volatility in currency exchange rates and Sayona’s ability to effectively manage its currency transaction and translation risks. In addition, changes in the general economic and political conditions in countries where Sayona as a Merged Group will operate may likely pose as a significant risk to Sayona’s financial performance and future growth. There are also political, social and financial risks associated with developing countries such as Ghana. These could include high rates of inflation, risk of increased state intervention in the economy, fraud and corruption, wars and civil insurrection, government control of private businesses (including expropriation without any or any adequate compensation), changes in taxation policies, changing political norms, and restrictions on future exchange and repatriation of funds. 76Notice of Meeting and Explanatory Memorandum

l) Financing risks In the ordinary course of business, Sayona relies on a combination of funding arrangements to finance its current and future operations. Sayona’s existing financing arrangements contain a range of covenants and other obligations to which Sayona must comply, some of which are linked to Sayona’s projects. For example, Sayona has previously disclosed that as part of the of the acquisition of North American Lithium, Sayona exchanged Investissement Québec’s (IQ) second ranking debt of C$63 million for twenty million non-convertible redeemable cumulative preference shares held by NAL at a par value of C$1.00 per share. The shares may be redeemed at the option of NAL or at the option of IQ, subject to satisfaction of various performance hurdles. On 24 June 2024, IQ agreed to extend the delivery date of the feasibility study condition for a period of three months from 1 September 2024 to 1 December 2024. On 29 November 2024, IQ agreed to extend the delivery date for a period of four months to 1 April 2025. On 31 March 2025, IQ further agreed to extend the delivery date for a period of three months to 1 July 2025. There remains a risk that Sayona may be unable to comply with obligations under financing and other similar arrangements, which may impact on the financial position of Sayona and its ability to operate in the ordinary course of business. Sayona may also need to seek waivers or renegotiate or refinance the terms of these arrangements. The terms on which counterparties are willing to offer financing may vary from time to time depending on a range of factors, including macro-economic and regulatory conditions, the performance of Sayona and an assessment of the risks and intended use of funds. m) Liquidity risks Sayona’s future operations and development plans may require additional funding or capital. There is no guarantee that Sayona will be able to secure debt, equity funding or alternative means of funding on favourable terms. Any additional equity financing may be dilutive to shareholders, may be undertaken at lower prices than the current market price or may involve restrictive covenants which limit the Company's operations and business strategy. Debt finance, if available on terms acceptable to the Sayona, may involve restrictions on financing and operating activities. If Sayona is unable to secure adequate external funding or capital on acceptable terms, this may adversely affect Sayona’s current and future development and expansion plans, and consequently impact the value of Sayona Consideration Shares. n) Staffing and key management personnel risk Sayona’s operations, financial performance and financial position are dependent on attracting and retaining qualified key personnel, including personnel with technical skills, particularly those in Canada, Australia and the United States. The availability and retention of skilled personnel is highly competitive in the present market, especially in Canada, with the current mining industry growth in certain sectors. o) Royalty claims Many of the mining claims of which Sayona has an interest are subject to ongoing royalty obligations. The amount of the royalties payable in respect of a claim may have an impact on the economic viability of that claim, which depends on various factors such as commodity prices and prevailing economic conditions. The amount of royalties payable may subsequently impact the profitability of Sayona and the value of the Sayona Consideration Shares. p) Sayona’s mineral reserves and resource estimates may be imprecise Sayona’s mineral reserve figures are primarily estimates and are not guarantees that Sayona will recover the indicated quantities of these minerals. Resource estimates are expressions of judgment based on knowledge, experience and industry practice. These estimates may also alter significantly when new information or techniques become available. Additionally, the estimated quantities and economic value of mineral reserves may be adversely affected by declines in the market price of lithium, increased production or capital costs, reduced lithium recovery or changes in environmental, permitting or other regulatory requirements. This may all impact on Sayona’s future profitability and the value of Sayona Consideration Shares. q) Exploration risks Both Sayona and Piedmont Lithium engage in the exploration for mineral resources, which is highly speculative by nature, involve many risks and may be unsuccessful. There is no assurance or certainty that any of the minerals discovered will be economically recoverable. Future exploration programs may not be successful and also require substantial expenditure by Sayona and can often take several years before it is known whether they will result in the development of additional programs. The success of Sayona’s future exploration activities may be affected by a range of factors such as geological conditions, limitations on activities due to seasonal weather patterns, operational and technical difficulties, local community risks, industrial and environmental accidents, changing government regulations and permitting requirements, and other factors beyond Sayona’s control. Additionally, the associated exploration costs are based on various assumptions with respect to the method and timing of exploration. There is a risk that the actual costs may differ significantly from the estimates and assumptions. Sayona’s inability to exploit its exploration assets may materially affect the future value of the Sayona Consideration Shares. 77Notice of Meeting and Explanatory Memorandum

r) Taxation risks Any change in tax law, interpretation, administration, policy or practice, corporate income tax rates, import duty, property tax, excise tax, withholding tax or other taxes or in the terms of tax treaties in a jurisdiction where Sayona or Piedmont Lithium or its subsidiaries are subject to tax could increase the amount of tax payable by Sayona or Piedmont Lithium, either in respect of the Merger or in respect of the operations of Sayona or Piedmont Lithium. These changes may be material and adversely affect Sayona’s or Piedmont Lithium’s operations, financial performance and profitability. Sayona and Piedmont Lithium have operations in countries that have differing tax laws and may be subject to Proceedings by domestic and foreign tax authorities. The effective tax rate of Sayona and Piedmont Lithium (including as a Merged Group) or its subsidiaries may change from year to year based on changes in the mix of activities and income earned among the different jurisdictions in which these entities operate, and the availability of some or all of the tax attributes (including any tax losses, relief, exemptions, allowances) of Sayona and Piedmont Lithium (including as a Merged Group) may also change (or be denied or otherwise challenged by domestic and foreign tax authorities) following the Merger. s) Third party risk The ability of Sayona to achieve its business objectives will depend on the performance by Sayona and counterparties of their contractual obligations. If any party defaults in the performance of its obligations under a contract, it may be necessary for either party to consider all possible legal remedies, which could be costly for Sayona. The operations of the Company also require the involvement of a number of third parties, including customers, consultants, contractors and suppliers. In particular, Sayona is dependent on a limited number of customers and suppliers, which makes it vulnerable to the continued relationship with and financial health of those customers and suppliers and that the loss of a key customer or supplier could have a material adverse effect on Sayona’s business, financial condition and results of operations. Financial failure, default or contractual non-compliance on the part of Sayona or third parties may have a material impact on Sayona’s operations and performance. From time to time, Sayona may also receive claims from customers and suppliers in the ordinary course of business. Sayona assesses any claims received from customers or suppliers and deals with them as required. Even if proceedings are not instituted, the time, funds and resources required to progress them would take attention away from Sayona’s business. t) Litigation and fraud risks Sayona as a Merged Group may be subject to legal Proceedings that may arise from time to time in the course of its business, noting that if the Merger is completed Sayona will have greater exposure to the United States which has a different litigation environment than Australia. Sayona may be involved in disputes with other parties which may result in litigation. Any such claim or dispute may adversely affect Sayona’s operations, financial position and financial performance. The reputation, business and financial performance of Sayona as a Merged Group may also be materially and adversely impacted by fraud or violations of anti-bribery and anti-corruption laws. u) Insurance Sayona as a Merged Group is expected to seek to maintain appropriate insurances for its business given its industry and operations. Insurances typically need to be renewed on an annual basis and those renewals may result in insurance premiums increasing with an adverse effect on Sayona’s expenses and profitability. Additionally, those insurances may not be available on terms which are economic, or there may be a risk that Sayona’s insurance coverage becomes unavailable. If such risks ultimately arise, they may have an adverse effect on the financial position of Sayona as a Merged Group. v) Regulatory risks Sayona as a Merged Group may be affected by changes to government policies and legislation. Any changes in regulatory or fiscal frameworks in Canada, the United States and Australia could adversely impact Sayona’s financial performance, operations, trading price and profitability. Additionally, the exploration for mineral resources such as lithium is highly speculative, and the success of Sayona’s future exploration activities may be affected by changing government regulations and policies that may be beyond the control of Sayona. Sayona as a Merged Group is also exposed to the risk of non-compliance with the laws and regulations to which it is subject. Such non-compliance may lead to reputational damage, claims by third parties, regulatory enforcement action, loss or failure to be granted authorisations, in addition to associated fines and penalties. 78Notice of Meeting and Explanatory Memorandum

w) Environmental regulatory risks Environmental regulations require, among other things, the maintenance of air and water quality standards, land development, and land reclamation, rehabilitation and/ or restoration, and set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. In connection with Sayona’s current exploration, development or production activities or in connection with Sayona’s prior mining operations, Sayona may incur environmental costs that could have a material adverse effect on the financial condition and results of Sayona’s operations. Any failure to remedy an environmental problem could require Sayona to suspend operations or enter into interim compliance measures pending completion of the required remedy. x) Changes to competitive dynamics Sayona as a Merged Group will be operating in a competitive environment, and the actions of existing market participants in addition to new entrants may result in increased competition. This includes competition from several major lithium mineral producers such as Albemarle Corporation, Sociedad Química y Minera de Chile S.A., Tianqi Lithium Corporation, Ganfeng Lithium Co., Ltd., Mineral Resources Limited, Pilbara Minerals Limited, Rio Tinto Group and IGO Limited. Following Completion of the Merger, some of Sayona’s competitors may grow in size, with more favourable economies of scale, access to several lithium resources and a greater market share. Sayona’s competitors may also have greater financial resources for growth, acquisitions and expansions (particularly in the geographic areas where each of Sayona and Piedmont Lithium currently operate). If Sayona fails to compete effectively, it may be unable to retain or expand its current market share, which could have a material adverse effect on its business, operations and financial performance. Competitors’ pricing decisions may also create pressure for Sayona to decrease its trading price, which may affect its profit margins. 10.3 Risks that affect Sayona If the Merger is not implemented, Sayona Shareholders will continue to be exposed to the existing risks associated with being a Sayona Shareholder. This includes a number of the risks described in Section 10.2, including: a) Operational safety and major external events; b) Climate change risks; c) Social and environment risks and land access restrictions; d) Tenure and renewal risk; e) Native title and political risk; f) Operational performance; g) Major external events or natural disasters h) Potential risk of not realising the anticipated benefits of Sayona’s development projects; i) Commodity prices and market changes in the lithium industry; j) Macroeconomic conditions; k) Geopolitical risks (including, without limitation, tariffs and other adverse developments in international trade policies); l) Risk of doing business in foreign countries; m) Financing risk; n) Liquidity risks; o) Staffing and key management personnel risk; p) Fraud, corruption or misconduct risk; q) Royalty claims; r) Sayona’s mineral reserves and resource estimates may be imprecise; s) Exploration risks; t) Taxation risks; u) Litigation risks; v) Insurance risks; w) Regulatory risks; x) Environmental regulatory risks; and y) Changes to competitive dynamics. 10.4 Key implications if the Merger does not proceed See the key implications described in Section 9.7. 79Notice of Meeting and Explanatory Memorandum

11. Additional information

11.1 Interests of Sayona Directors in Sayona Shares and Performance Rights

As at 20 June 2025, based on public filings, the Sayona Directors had the following Relevant Interests in Sayona Shares and hold the following Performance Rights:

Sayona Director	Number of Sayona Shares	Number of Performance Rights
James Brown	10,757,094	Nil
Allan Buckler	112,589,051	Nil
Paul Crawford	166,526,303	Nil
Lucas Dow	2,500,000	45,500,000[6]
Philip Lucas	Nil	Nil
Laurie Lefcourt	550,000	Nil

11.2 Treatment of equity incentive arrangements under the Merger

a) Sayona

On 16 November 2022, Sayona established an employee share and option plan which granted Performance Rights and options to key management personnel and employees (**Employee Share and Option Plan**). Invitation to participate in the Employee Share and Option Plan is at the absolute discretion of the Sayona Board.

The key terms and conditions related to the grants under the Employee Share and Option Plan are as follows:

- the Sayona Board retains the discretion to make decisions on the Employee Share and Option Plan and to set or amend its terms and conditions; and
- the vesting of Performance Rights and options will be conditional on the satisfaction of all vesting conditions attaching to the Performance Rights and options.

There is no change to the Employee Share and Option Plan as a result of the Merger.

b) Piedmont Lithium

On 31 March 2021, Piedmont Lithium established the Piedmont Lithium Inc. Stock Incentive Plan (**Piedmont Stock Incentive Plan**) authorising the issuance of shares, or share equivalents in the form of stock options, stock appreciation rights, restricted stock units, and restricted stock, any of which may be performance based.

Upon Completion, it is intended that:

- Sayona will assume the Piedmont Stock Incentive Plan, and the Sayona Board or a committee thereof will succeed to the authority and responsibility of the Piedmont Lithium Board or any applicable committee thereof with respect to the administration of the Piedmont Stock Incentive Plan;
- outstanding restricted stock unit (including performance rights) awards granted pursuant to the Piedmont Stock Incentive Plan shall be amended such that such restricted stock unit (including performance rights) awards will be satisfied by the allocation of Sayona Shares in accordance with the terms of the Merger Agreement; and
- the outstanding options to purchase Piedmont Common Stock granted pursuant to the Piedmont Stock Incentive Plan shall be amended such that exercise of such options will be satisfied by the allocation of Sayona Shares in accordance with the terms of the Merger Agreement.

The effect of the above is that following Completion:

- Sayona may be required to allocate Sayona Shares on exercise of the Piedmont Lithium options or on vesting of the Piedmont Lithium restricted stock unit (including performance rights) awards outstanding prior to Completion, in accordance with the terms of the Piedmont Stock Incentive Plan (as amended or adjusted in accordance with the Merger Agreement and as may be amended or adjusted from time to time);
- to the extent any Sayona Shares are issued under the Piedmont Incentive Plan (as amended or adjusted in accordance with the Merger Agreement and as may be amended or adjusted from time to time), this will use up part of Sayona's placement capacity under ASX Listing Rule 7.1.

11.3 Regulatory approvals and relief

a) ASIC relief

Sayona sought and was granted relief from ASIC from the prospectus requirements of Part 6D.2 and Part 6D.3 of the Corporations Act to the extent applicable to:

- the offer of the Sayona Consideration Shares in Australia to the Piedmont CDI Holders to effect the Merger; and
- the on-sale of the Sayona Consideration Shares by former Piedmont CDI Holders following the transfer of the Sayona Consideration Shares from Sayona to Piedmont CDI Holders.

6 At Sayona's Annual General Meeting held on 28 November 2024, Sayona Shareholders approved the issue of 45,500,000 Performance Rights to Mr. Lucas Dow. As at the date of this Explanatory Memorandum, these Performance Rights have not yet been issued.

Notice of Meeting and Explanatory Memorandum
80

b) ASX relief and waivers 1. ASX Listing Rule 7.1 Under ASX Listing Rule 7.1, a listed entity is required to obtain shareholder approval prior to the issue of equity securities representing more than 15% of the issued capital of a listed entity in any 12-month period. If the Company obtains shareholder approval for the issue of securities, in accordance with the ASX Listing Rules, then the issue of those securities will not form part of the Company’s 15% capacity. If the Merger and the Unconditional Placement are considered to form part of the same commercial transaction, Sayona would be issuing an aggregate number of shares greater than the number of fully paid ordinary securities on issue. However, Sayona has submitted that the issue of shares under the Unconditional Placement is not subject to shareholder approval and ought not to be viewed as part of the same commercial transaction as the Merger. ASX has confirmed in writing to Sayona that shares issued by Sayona under the Unconditional Placement will not count towards the shares issued under the Merger under ASX Listing Rule 7.1. The Unconditional Placement shares will not be counted towards Sayona’s existing shares for the purposes of the reverse takeover calculations. 2. ASX Listing Rule 11.1 Under ASX Listing Rule 11.1, a listed entity is required to notify ASX of a proposed significant change to the nature or scale of its activities. ASX may exercise its discretion to require that the listed entity: • seek shareholder approval in connection with the proposed transaction pursuant to ASX Listing Rule 11.1.2; and/or • meet the requirements in chapters 1 and 2 of the ASX Listing Rules as if the listed entity was applying for admission to the official list pursuant to ASX Listing Rule 11.1.3. Sayona has provided the required notification to ASX under ASX Listing Rule 11.1 for a significant change to the scale of its activities. ASX has confirmed in writing to Sayona that ASX Listing Rules 11.1.2 and 11.1.3 do not apply to the Merger. c) International regulatory approval 1. HSR Act Clearance Under the HSR Act, the Merger may not be completed until notification and report forms have been filed with the U.S. Federal Trade Commission (FTC) and the U.S. Department of Justice (DOJ), and the applicable waiting period (or any extensions of such waiting period) has expired or been terminated. On 6 March 2025, the waiting period with respect to the notification and report forms filed under the HSR Act expired. 2. CFIUS Clearance On 7 April 2025, CFIUS notified Sayona and Piedmont Lithium that it had determined that there are no unresolved national security concerns with respect to the merger and has concluded all action with respect to the merger. 3. Investment Canada Act Approval On 17 December 2024, Sayona and Piedmont Lithium submitted the ICA notification. The 45-calendar day period for initiation of a national security review under the Investment Canada Act with respect to the merger expired on 31 January 2025. 4. Registration Statement and Form F-6 Completion is subject to the effectiveness of the Registration Statement and the Form F-6, each of which is expected to be declared effective by the SEC on or around 20 June 2025. 5. Nasdaq Listing Application Sayona has submitted to, and discussed with, the Nasdaq its initial listing application with respect to the ADSs and expects to know the Nasdaq’s determination regarding such application prior to the EGM. 11.4 Terms of Sayona Consideration Shares The Sayona Consideration Shares will comprise of Sayona ADSs that will be listed on Nasdaq and Sayona Shares that are quoted on the official list of ASX. Under the Merger, Piedmont CDI Holders will receive Sayona Shares in exchange for each Piedmont CDI held, and Piedmont Common Stockholders will receive Nasdaq listed Sayona ADSs in exchange for Piedmont Common Stock. 11.5 Merger Agreement a) Overview On 19 November 2024, each of Sayona and Piedmont Lithium executed the Merger Agreement, as amended by the Merger Amendment Agreement executed on 23 April 2025. The Merger Agreement sets out the terms and conditions upon which Piedmont Lithium has agreed for Merger Sub to be merged with and into Piedmont Lithium in accordance with the Delaware General Corporation Law (DGCL). If the Merger completes and the Consolidation Resolution is not approved: • Piedmont Common Stockholders will receive 0.35133 Sayona ADSs corresponding to 527 Sayona Shares for each share of Piedmont Common Stock held immediately prior to Completion; and • Piedmont CDI Holders will receive 5.27 Sayona Shares for each Piedmont CDI held at the CDI Record Date. If the Merger completes and the Consolidation Resolution is approved and the Share Consolidation is implemented prior to Completion: • Piedmont Common Stockholders will receive 0.35133 Sayona ADSs corresponding to 3.5133 Sayona Shares for each share of Piedmont Common Stock held immediately prior to Completion; and • Piedmont CDI Holders will receive 0.035133 Sayona Shares for each Piedmont CDI held at the CDI Record Date. 81Notice of Meeting and Explanatory Memorandum

The number of Sayona ADSs issuable under the Merger in exchange for one share of Piedmont Common Stock is 0.35133 and this will not be affected by the Consolidation Resolution. If the Consolidation Resolution is approved and the Share Consolidation is effected prior to Completion, then the number of Sayona Shares represented by one Sayona ADS issuable in the Merger will be adjusted such that the consideration received by Piedmont Stockholders is economically equivalent to the consideration they would have received if the Share Consolidation had not been effected. Accordingly: • if the Consolidation Resolution is approved and the Share Consolidation is implemented prior to Completion, the number of Sayona Shares represented by one Sayona ADS will be divided by 150, resulting in one Sayona ADS representing 10 Sayona Shares; • if the Consolidation Resolution is not approved, the number of Sayona Shares represented by one Sayona ADS will be 1,500. Fractional Sayona ordinary shares or fractional Sayona ADSs otherwise issuable in the Merger will be rounded up to the nearest whole share. The following is a summary of the material terms and conditions of the Merger Agreement. A full copy of the Merger Agreement was released to the ASX on 19 November 2024 (as amended by the amendment to the Merger Agreement, a full copy of which was released to the ASX on 23 April 2025) and can be obtained from www.asx.com.au. b) Conditions precedent Completion under the Merger Agreement is subject to the following conditions precedent being satisfied or waived (as applicable): (1) Shareholder approval: The Merger is approved by the Sayona Shareholders at the EGM and by Piedmont Stockholders at the Piedmont Lithium special stockholders’ meeting, respectively. (2) International regulatory approvals: Any waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) must have been terminated or expired. The approval from the Committee on Foreign Investment in the United States (CFIUS) has been obtained, and approval under the Investment Canada Act (ICA) has been obtained. (3) No injunctions or restraints: No Governmental Entity having jurisdiction over Sayona, Merger Sub or Piedmont Lithium has issued any order, decree, ruling, injunction, or other action that is in effect (whether temporary, preliminary, or permanent) restraining, enjoining or otherwise prohibited the consummation of the Merger, and no law has been adopted that makes consummation of the Merger illegal or otherwise prohibited. (4) Effectiveness of the Registration Statement and Form F-6 Registration Statement: The Registration Statement has been declared as effective by the SEC under the Securities Act and is not subject of any stop order or Proceedings seeking a stop order. The Form F-6 has been declared effective by the SEC under the Securities Act and is not subject of any stop order or Proceedings seeking a stop order. (5) ASX listing: The Sayona Shares to be issued to former Piedmont CDI Holders have been authorised for quotation on the ASX. (6) Nasdaq listing: The Sayona ADSs to be issued to Piedmont Common Stockholders pursuant to the Merger Agreement must have been authorised for listing on the Nasdaq, subject to notice of issuance. (7) ASIC and ASX approvals: ASIC and ASX must have provided to Sayona and Merger Sub all consents, approvals, waivers, relief and exemptions required for the Merger and the issuance of the Sayona Consideration Shares, as applicable. (8) Representations and warranties of Sayona, Merger Sub and Piedmont Lithium: The respective representations and warranties provided by Sayona, Merger Sub and Piedmont Lithium are true and accurate as at the date of the Merger Agreement and as at the date of Completion, subject to the exceptions and materiality standards set forth in the Merger Agreement. (9) Performance of obligations of Sayona and Piedmont Lithium: Sayona, Merger Sub and Piedmont Lithium have performed, or complied with, in all material respects all respective agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the date when the Certificate of Merger is filed with the Filing Office. (10) Compliance Certificate: Sayona and Piedmont Lithium must have each received a signed certificate from the other party, confirming the satisfaction of the conditions set forth in paragraphs (7) and (8) above relating to such party. c) Conduct of Sayona and Piedmont Lithium prior to Completion Sayona and Piedmont Lithium must use their reasonable best efforts to conduct their and their Subsidiaries’ respective business in the ordinary course consistent with past practice and preserve its business organisation, goodwill, assets and business relationships. In addition, Sayona and Piedmont Lithium have agreed mutual negative covenants restricting, among others, share capital changes, dividends and distributions, amendments to organisational documents, acquisitions and sales of assets, changes to accounting principles, changes to tax elections, changes to employee compensation/arrangements, hiring and termination of employees, incurrence of debt, entry or changes to material contracts, settlement of claims and Proceedings, and non-budgeted capital expenditures. 82Notice of Meeting and Explanatory Memorandum

The affirmative and negative covenants, including those above, are subject to customary exceptions including certain monetary thresholds, requirements at law, responses to emergency conditions, matters disclosed by the parties and consent of the other party (not to be unreasonably withheld, conditioned or delayed). Further, conduct by Sayona or Piedmont Lithium required under the terms of the Capital Raisings documents is expressly permitted. d) Timing for Completion The Completion of the Merger will take place no later than 5:00 p.m. (New York time) on the Target Closing Date, being: (1) if the Share Consolidation has not been approved by Sayona Shareholders, the date that is the fifth Business Day immediately following the satisfaction or (to the extent permitted by applicable law) waiver in accordance with the Merger Agreement of all the Merger Conditions (except for those Merger Conditions which by their nature cannot be satisfied by Completion of the Merger) (Conditions Satisfaction Date); or (2) if the Share Consolidation has been approved by Sayona Shareholders, the date that is the earlier of: (A) the date that is the later of: (i) the second Business Day following the date on which Sayona’s shareholder register has been updated to reflect the Share Consolidation; and (ii) the second Business Day following the Conditions Satisfaction Date; or (B) the twentieth Business Day following the Conditions Satisfaction Date, provided that: (3) if the Conditions Satisfaction Date has occurred on or before 24 July 2025 (New York time), then the Target Closing Date shall be the earlier of the date determined pursuant to clauses (1) or (2) above, as applicable and 25 July 2025 (New York time); and (4) if the Conditions Satisfaction Date has occurred on or after 25 July 2025 (New York time), but on or before 17 August 2025 (New York time) then the Target Closing Date shall be the earlier of the date determined pursuant to clauses (1) or (2) above, as applicable, and 18 August 2025 (New York time). e) Termination rights A party may terminate the Merger Agreement at any time, whether (except as expressly set out below) before or after the Merger has been approved by the Sayona Shareholders or Piedmont Stockholders: (1) by mutual written consent of Sayona and Piedmont Lithium; (2) if any Governmental Entity has issued a permanent, non-appealable injunction or law prohibiting the Merger; (3) if the Merger has not completed on or before 5:00 pm (New York time) on 30 September 2025; (4) in the event of a breach of a representation or warranty, covenant or other agreement contained in the Merger Agreement by the other party such that the relevant closing condition is not satisfied, subject to a 30-day cure period, if the breach is capable of cure, and subject to the terminating party not being in terminable breach of its representations, warranties, covenants or other agreements under the Merger Agreement; (5) if approval of the Merger has not been obtained upon a vote held at a duly held and completed Piedmont Lithium stockholder meeting, provided that this termination right shall not be available to Piedmont Lithium where an action or failure to act of Piedmont Lithium that constitutes a material breach by Piedmont Lithium of the Merger Agreement has materially contributed to such failure; (6) if the approval of the Merger Resolution has not been obtained upon a vote held at a duly held and completed EGM, provided that this termination right shall not be available to Sayona where an action or failure to act of Sayona that constitutes a material breach by Sayona of the Merger Agreement has materially contributed to such failure; (7) if the other party has effected a change of its board recommendation (this termination right ceases if the Merger is approved by the other party’s shareholders); or (8) if the other party has wilfully and materially breached its deal protection obligations in the Merger Agreement (this termination right ceases if the Merger is approved by the other party’s shareholders). f) Exclusivity Since execution of the Merger Agreement, Sayona and Piedmont Lithium must terminate all discussions with third parties with respect to any Competing Proposal. Sayona and Piedmont Lithium may not solicit any Competing Proposal, negotiate or discuss any Competing Proposals nor provide any non-public information to third parties in connection with any Competing Proposals. However, each of Sayona and Piedmont Lithium may, prior to their shareholders approving the Merger (but not after obtaining shareholder approval), discuss and negotiate unsolicited Competing Proposals and provide non-public information in connection therewith if each party’s Board has determined in good faith that such Competing Proposal is, or is reasonably likely to lead to, a Superior Proposal and any failure to take such action would likely breach the relevant Board’s statutory or fiduciary duties. 83Notice of Meeting and Explanatory Memorandum

A Superior Proposal refers to a bona fide written proposal that is not solicited after the date of the Merger Agreement and is made after the date of the Merger Agreement to acquire, directly or indirectly: • businesses or assets of that party, or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that constitute all or substantially all of the assets of that party and its Subsidiaries, taken as a whole, immediately prior to such transaction, or • all or substantially all of the outstanding Sayona Shares or Piedmont Common Stock, in each case whether by way of merger, scheme of arrangement, amalgamation, share exchange, tender offer, exchange offer, recapitalisation, consolidation, sale of assets or otherwise, that in the good-faith determination of that party’s Board, after consultation with its financial and legal advisors, if completed, would result in a transaction more favourable to that party’s shareholders than the Merger and the Conditional Placement. Each of Sayona and Piedmont Lithium must proceed to seek approval of the Merger by their respective shareholders or stockholders, even if there is a possible Superior Proposal, Intervening Event or change in Board recommendation. g) Board Recommendation Each of Sayona and Piedmont Lithium’s respective boards must recommend the approval of the Merger to their shareholders and may not change such recommendation, including by approving or recommending any Competing Proposal or publicly declaring as advisable entry into any arrangement relating to any Competing Proposal. However, each of Sayona and Piedmont Lithium’s respective boards may, prior to their shareholders approving the Merger (but not after obtaining shareholder approval), change its recommendation subject to compliance with the other party’s matching rights and other requirements of the Merger Agreement if it has determined in good faith that: • such a Competing Proposal is a Superior Proposal and failure to change the recommendation would likely breach the relevant Board’s fiduciary duties or, in the case of Sayona, statutory duties; or • an Intervening Event has occurred and failure to change the recommendation would likely breach the relevant Board’s fiduciary duties or, in the case of Sayona, statutory duties. An Intervening Event refers to a development or change in circumstance that occurs or arises after the date of the Merger Agreement that was not known to or reasonably foreseeable (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable) by the Sayona Board or Piedmont Lithium Board prior to the execution of the Merger Agreement that is material to Sayona and/or Piedmont Lithium and their respective subsidiaries, taken as a whole, provided, that in no event will the following constitute an Intervening Event: • the receipt, existence or terms of an actual or possible Competing Proposal or Superior Proposal; • any effect relating to the other party or any of its Subsidiaries that does not amount to a material adverse effect, individually or in the aggregate; • any change, in and of itself, in the price or trading volume of Sayona Shares or Piedmont Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition); • the fact that a party or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition); • conditions (or changes in such conditions) in the lithium mining and chemicals industry (including changes in commodity prices (including changes in general market prices for lithium chemicals, lithium spodumene concentrate and related products (including pricing under futures contracts)), general market prices and political or regulatory changes affecting the industry or any changes in applicable law); • any opportunity to acquire (by merger, scheme of arrangement, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other Person, or • the fact that the Conditional Placement may not proceed (it being understood that the underlying facts giving rise or contributing to any such fact may constitute, or be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition). If there is a change in Board recommendation (whether or not permitted by the Merger Agreement), and the Merger is not approved by the Sayona Shareholders or Piedmont Stockholders, then the other party has the right to terminate the Merger Agreement and in case of such termination, the party that changed its board recommendation must pay the termination fee (see below). References in this Explanatory Memorandum to the recommendation of Sayona’s Board to vote in favour of the Merger or the intention of the Directors to vote any Sayona Shares they hold in favour of the Merger being subject to the absence of a Superior Proposal or an Intervening Event are references to such recommendation or intention being subject to Sayona board recommendation not having been changed as permitted pursuant to the provisions of the Merger Agreement summarised in Sections 11.5(g) and 11.5(h). 84Notice of Meeting and Explanatory Memorandum

h) Matching and notification rights In the event either Sayona or Piedmont Lithium receives a Competing Proposal, or an Intervening Event occurs, a notification and matching right regime applies. i. Termination Fees Sayona must pay Piedmont Lithium a termination fee equal to US$2,620,000 (approximately AU$3,970,000 at the exchange rate of AUD:USD 0.66 as at 11 November 2024) if the Merger Agreement is terminated: (1) by Piedmont Lithium (if Sayona Shareholders have not yet approved the Merger) due to Sayona having changed its board recommendation; (2) by Piedmont Lithium (if Sayona Shareholders have not yet approved the Merger) due to Sayona having wilfully and materially breached its deal protection obligations; (3) by Piedmont Lithium or Sayona (if Sayona Shareholders have not approved the Merger) due to the Merger not having occurred by 5:00 p.m. (New York time) on 30 September 2025, and provided that: (A) Sayona has changed its board recommendation; or (B) Sayona has wilfully and materially breached its deal protection obligations; (4) by Sayona due to a failure to obtain Sayona Shareholder approval of the Merger upon a vote held at a duly held and completed EGM, and provided that: (A) Sayona has changed its board recommendation; or (B) Sayona has wilfully and materially breached its deal protection obligations; or (5) by: (A) Piedmont Lithium or Sayona due to Sayona Shareholders not having approved the Merger upon a vote held at a duly held and completed EGM: (B) Piedmont Lithium due to a material breach of the Merger Agreement by Sayona; or (C) Piedmont Lithium or Sayona due to the Merger not having occurred by 5:00pm (New York) time on 30 September 2025, and, in each case: (D) a Competing Proposal regarding Sayona was previously publicly announced and not publicly withdrawn; and (E) Sayona enters into a definitive agreement with respect to, or consummates, a Competing Proposal within 12 months of termination (with the threshold of equity/assets/net revenue/EBITDA for the Competing Proposal being 50% rather than 20%). Piedmont Lithium must pay Sayona a termination fee equal to US$2,620,000 (approximately AU$3,970,000 at the exchange rate of AUD:USD 0.66 as at 11 November 2024) if the Merger Agreement is terminated: (1) by Sayona (if Piedmont Stockholders have not yet approved the Merger) due to Piedmont Lithium having changed its board recommendation; (2) by Sayona (if Piedmont Stockholders have not yet approved the Merger) due to Piedmont Lithium having wilfully and materially breached its deal protection obligations; (3) by Piedmont Lithium or Sayona (if Piedmont Stockholders have not yet approved the Merger) due to the Merger not having occurred by 5:00pm (New York time) on 30 September 2025, and provided that: (A) Piedmont Lithium has changed its board recommendation; or (B) Piedmont Lithium has wilfully and materially breached its deal protection obligations; (4) by Piedmont Lithium due to a failure of obtaining the Piedmont Stockholder approval of the Merger upon a vote held at a duly held and completed Piedmont Lithium stockholder meeting, and provided that: (A) Piedmont Lithium has changed its recommendation; or (B) Piedmont Lithium has wilfully and materially breached its deal protection obligations; or (5) by: (A) Piedmont Lithium or Sayona due to Piedmont Stockholders not having approved the Merger upon a vote held at a duly held and completed Piedmont Lithium stockholder meeting; (B) Sayona due to a material breach of the Merger Agreement by Piedmont Lithium; or (C) Sayona or Piedmont Lithium due to Completion not having occurred by 5:00pm (New York time) on 30 September 2025, and, in each case: (D) a Competing Proposal regarding Piedmont Lithium was previously publicly announced and not publicly withdrawn; and (E) Piedmont Lithium enters into a definitive agreement with respect to, or consummates, a Competing Proposal within 12 months of termination (with the threshold of equity/ assets/net revenue/EBITDA for the Competing Proposal being 50% rather than 20%). No termination fee is payable by either Sayona or Piedmont Lithium solely because its shareholders or stockholders have voted against the Merger nor is a termination fee payable to the extent the Takeovers Panel makes a declaration of unacceptable circumstances. i) Representations and warranties The Merger Agreement comprises of customary and, in most cases, reciprocal, representations and warranties by Piedmont Lithium and Sayona that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. 85Notice of Meeting and Explanatory Memorandum

These representations and warranties relate to, among other things: (1) organisation, good standing, qualification to conduct business, capital structure, broker fees and absence of material adverse effect; and (2) consents required for the Merger, compliance of securities and exchange filings, accurate financial statements, lack of undisclosed liabilities, accuracy of information, permits, compliance with law, employment and labour matters, tax matters, lack of litigation, intellectual property, real property, mining rights, environmental matters, material contracts, insurance and compliance with AML/ABC, sanctions and export control laws. The Merger Agreement also contains additional representations and warranties by Piedmont Lithium relating to, among other things: (1) receipt by Piedmont Lithium of a fairness opinion from its financial advisor regarding the fairness of the exchange ratio; and (2) the inapplicability of anti-takeover laws. There are also representations and warranties by Sayona relating to, among other things, the conduct of the business of Sayona. 11.6 Amendment to the Merger Agreement a) Overview On 23 April 2025, Sayona and Piedmont Lithium entered into an agreement to amend the Merger Agreement (Merger Amendment Agreement). The following is a summary of the material terms and conditions of the Merger Amendment Agreement. A summary of the terms and a copy of the Merger Amendment Agreement can also be found in Sayona’s ASX announcement on 23 April 2025 and can be obtained from www.asx.com.au. b) Material terms and conditions 1. Share Consolidation Under the Merger Amendment Agreement, the parties agreed that, if the Consolidation Resolution is approved by Sayona Shareholders at the EGM, the parties shall cooperate in good faith to effect the Share Consolidation prior to Completion. The Merger Amendment Agreement provides that: • the Share Consolidation will, if approved by Sayona Shareholders, consolidate Sayona Shares at a ratio of 150:1; • if the Share Consolidation is effected prior to Completion, that the exchange ratio will be updated to 3.5133 Sayona Shares for each share of Piedmont Common Stock; and • each Sayona ADSs to be issued to Piedmont Stockholders (other than CDI Holders) will represent 1,500 Sayona Shares (or 10 Sayona Shares if the Share Consolidation is approved and the Share Consolidation is implemented prior to Completion, or such other number of Sayona Shares as determined by Sayona taking into account the Nasdaq listing rules requirements and subject to approval of Piedmont Lithium (such approval not to be unreasonably withheld)). 2. Closing date The Merger Amendment Agreement provides for the target date of Completion of the Merger. See Section 11.5(d) for further details on the revised definition. 3. Shock Ancillary Matters The Merger Amendment Agreement provides that Sayona shall take all actions necessary to convene and hold a meeting of Sayona Shareholders to approve the: • Conditional Placement Resolution; • Consolidation Resolution; • Name Change Resolution, and if the Name Change Resolution is approved by Sayona Shareholders, the parties will cooperate in good faith so that the ticker symbol for the Sayona Shares on the ASX shall be ELV and the ticker symbol for the Sayona ADSs on the Nasdaq shall be ELVR; • if determined appropriate by Sayona, the Unconditional Placement Resolution; and • if determined appropriate by Sayona, the Remuneration Resolution. 11.7 The Subscription Agreement a) Overview RCF has agreed to subscribe for shares in Sayona for AU$69 million under the Conditional Placement on the terms and conditions set out in a subscription agreement dated 19 November 2024 as amended 23 April 2025 (the Subscription Agreement). The following is a summary of the material terms and conditions of the Subscription Agreement. A summary of the terms of the Subscription Agreement can also be found at Annexure 2 of Sayona’s ASX announcement on 19 November 2024 and can be obtained from www.asx.com.au. b) Material terms and conditions 1. Subscriber Under the Subscription Agreement, the subscriber is RCF. 86Notice of Meeting and Explanatory Memorandum

2. Subscription Amount RCF has agreed to subscribe for shares in Sayona for AU$69 million, provided that the total number of Sayona Shares may be reduced by RCF if, and only if, required to ensure that the total subscription amount does not exceed US$50 million (based on the foreign exchange rate prevailing at the time of payment of the subscription amount by RCF). 3. Subscription Shares Sayona will issue 2,156,250,000 Sayona Shares (14,375,000 Sayona Shares on a post-Share Consolidation basis) to RCF, subject to satisfaction of the conditions precedent (including the Completion of the Merger). 4. Subscription Price AU$0.032 (AU$4.80 on a post-Share Consolidation basis). 5. Conditions Precedent The obligations of RCF to subscribe for the Conditional Placement Shares are subject to the following outstanding conditions being satisfied or waived on or prior to 19 August 2025: (1) Sayona Shareholder approval: Approval must have been obtained from the Sayona Shareholders in a general meeting; (2) Completion of Merger: The Merger must have completed in accordance with the terms of the Merger Agreement (and prior to that date, the Merger Agreement not having been amended, modified or varied in a material respect that would, or would be reasonably likely to, have a material adverse effect without the prior written consent of RCF); (3) Satisfaction of relevant Merger Conditions: Conditions to the Merger must be satisfied, including those set out at 6.3(b), 6.3(c), 6.3(d), 6.3(h), 6.3(i) and 6.3(j) above must be satisfied (without waiver that would, or would reasonably likely to, have a material adverse effect); and (4) ASX: The ASX not having indicated that it will refuse to grant quotation of the Sayona Shares to be issued to RCF. 6. Completion timing Completion is expected to take place 3 Business Days after the satisfaction of the last condition precedent. 7. Warranties and indemnity The Subscription Agreement contains customary warranties to and for the benefit of Sayona and RCF respectively, including in respect of capacity and authority to enter into the Subscription Agreement, along with each party’s solvency. Sayona indemnifies RCF against any loss suffered or incurred directly or indirectly as a result of breach of a warranty given by Sayona, subject to certain customary limitations under the Subscription Agreement. 8. Termination Either party may terminate the Subscription Agreement on the occurrence of certain insolvency events or if the conditions precedent are not satisfied or waived by 19 August 2025. In addition to the above, RCF may terminate the Subscription Agreement if any warranty given by Sayona is, or becomes, false, incorrect or misleading in a material respect and if the circumstances giving rise to the warranty being found false, incorrect or misleading is not capable of remedy, is not remedied within a specific time, has had or is reasonably expected to have a material adverse effect on the Merger or the Conditional Placement. 9. Board observer rights RCF may nominate one observer to the Sayona Board who, subject to confidentiality restrictions and certain compliance-related exceptions, is entitled to attend all Sayona Board and Sayona Board committee meetings and receive copies of all materials provided to the Sayona Board. The observer will not have any voting rights. RCF will maintain this right to nominate one observer to the Sayona Board for as long as it holds Sayona Shares. 10. Information and access rights Subject to certain compliance-related exceptions, RCF is entitled to receive all documents, reports, financial data and other information as it may reasonably request and visit and inspect any of the properties, books and records of Sayona. 11. Standstill and no approach RCF is subject to standstill and no-approach obligations until 31 March 2026, subject to customary exceptions. Such exceptions include actions taken by a person in the ordinary course of business where that person has not received and does not possess any confidential information about the existence or details of the Merger, so long as that action is not in breach of any applicable laws and was not procured by, encouraged or undertaken at the request or suggestion of any person who possesses confidential information and RCF has or had (as applicable) in operation information barriers that could reasonably be expected to have ensured that no such confidential information was made available to that person. 12. Fees and expenses If Completion of the Merger does not occur in certain circumstances, Sayona will pay RCF fees and expenses incurred by RCF in connection with the Subscription Agreement up to a maximum amount of US$500,000. 87Notice of Meeting and Explanatory Memorandum

11.8 The Placement Agreement Sayona entered into a placement agreement on 19 November 2024 as amended 23 April 2025 with the Lead Manager in respect of the Unconditional Placement and the Conditional Placement under which the Lead Manager agreed to fully underwrite the Unconditional Placement and the Conditional Placement (the Placement Agreement). The obligations of the Lead Manager to underwrite the Conditional Placement are subject to the following conditions (in addition to the satisfaction of the conditions precedent to the effectiveness of the Placement Agreement and to underwriting of the Unconditional Placement, which have been satisfied): • Sayona Shareholder approval: Approval must have been obtained from the Sayona Shareholders in a general meeting by the date that is 28 days after the Notice of Meeting has been released to the ASX (or by a later date if the meeting is adjourned or postponed) by the date of the EGM; • Completion of Merger: The Merger must have completed on or prior to 31 July 2025 or such later date as may be agreed between the parties to the Placement Agreement (and prior to that date, the Merger Agreement not having been amended, modified or varied in a material respect that would, or would be reasonably likely to, have a material adverse effect without the prior written consent of RCF); • Subscription Agreement: RCF having paid the subscription amount under the Subscription Agreement; and • ASX: Prior to Completion, the ASX not having indicated that it will refuse to grant quotation of the Sayona Shares to be issued to RCF. The Lead Manager may terminate its obligations under the Placement Agreement on the occurrence of certain events, including the following: • the Merger Agreement is terminated, rescinded or repudiated (or threatened to be so), amended in a material respect without the prior written consent of the Lead Manager, or is or becomes void or voidable; • ASX announces that Sayona will be removed from the official list or that any Sayona Consideration Shares will be removed from official quotation or, without the prior written consent of the Lead Manager, suspended from quotation by ASX for any reason; • any of Sayona’s announcements, advertisements, publicity or roadshow materials relating to Sayona, the Unconditional Placement and Conditional Placement (including announcements in respect of the Unconditional Placement and Conditional Placement) includes content that is misleading or deceptive or is likely to mislead or deceive, in a material respect (including by omission); any statement of opinion or belief in any of Sayona’s public documents is not truly and honestly held or there are no reasonable grounds for making any such statement; or any amendment or update to a cleansing notice in respect of the Unconditional Placement and the Conditional Placement which is issued or is required to be issued is materially adverse from the point of view of a Sayona Shareholder; • there is an application to a government authority for an order, declaration or other remedy, or a government authority commences any investigation or hearing or announces its intention to do so, in each case in connection with the Unconditional Placement and the Conditional Placement or any agreement entered into in respect of the Unconditional Placement and the Conditional Placement which, in the Lead Manager’s reasonable opinion, has reasonable prospects of success and such application, investigation or hearing becomes public or is not withdrawn by the time stipulated in the Placement Agreement; or Proceedings are commenced or there is a public announcement of an intention to commence Proceedings before a court or tribunal of competent jurisdiction in Australia seeking an injunction or other order in relation to the Unconditional Placement and the Conditional Placement, which in the Lead Manager’s reasonable opinion, has reasonable prospects of success; • ASIC: (1) makes, or threatens to make, an application for an order under Part 9.5 of the Corporations Act in relation to the Unconditional Placement and the Conditional Placement or the Merger and such application (or threat) becomes public or is not withdrawn by the time stipulated in the Placement Agreement; (2) commences, or conveys its intention to commence, any investigation or hearing under Part 3 of the Australian Securities and Investments Commission Act 2001 (Cth) in relation to the Unconditional Placement and the Conditional Placement or the Merger and any such investigation or hearing (or intention) becomes public or is not withdrawn by the time stipulated in the Placement Agreement; or (3) otherwise issues or threatens to issue Proceedings in relation to the Unconditional Placement and the Conditional Placement or the Merger or commences any formal investigation or inquiry into the Unconditional Placement and the Conditional Placement and such issue, threat or commencement becomes public or is not withdrawn by the time stipulated in the Placement Agreement; • ASX does not, or states that it will not, grant official quotation of all the Sayona Consideration Shares and the Sayona Shares issued to RCF; • a Sayona Director is charged with an indictable offence, any regulatory body commences (or announces an intention to take) any public action against a Sayona Director in his or her capacity as such, or any Sayona Director is disqualified from managing a corporation under the Corporations Act; 88Notice of Meeting and Explanatory Memorandum

• an event in the timetable for the Unconditional Placement and the Conditional Placement is delayed by Sayona for more than 2 Business Days without the prior written approval of the Lead Manager; • Sayona alters its capital structure (subject to certain specified exclusions) without the prior consent of the Lead Manager; • a Public Document includes any forecast, expression of opinion, belief, intention or expectation which is not based on reasonable grounds or any other announced forecast or expectation comes incapable of being met; • Sayona or any of its Related Bodies Corporate or any of their directors or officers engage in any fraudulent conduct or activity; • there is an event, occurrence or non-occurrence, or development of an existing event, occurrence or non-occurrence, which makes it illegal for the Lead Manager to satisfy a material obligation under the Placement Agreement; • Sayona withdraws the Unconditional Placement and the Conditional Placement or any part of it; • without the prior consent of the Lead Manager and subject to certain exclusions, a change to the Sayona Board or certain key management personnel; • any certificate which is required to be provided by Sayona under the Placement Agreement is not provided when required or is untrue or incorrect; • any material Sayona group member is, or becomes, insolvent; • a condition precedent, as set out in the Placement Agreement, is not satisfied or waived by the Lead Manager by the time required; • a new circumstance that would be adverse from the point of view of an investor arises that would have been required to be disclosed in the documents relating to the Unconditional Placement and the Conditional Placement; • Sayona is in breach of the Placement Agreement or any of Sayona’s representations or warranties in the Placement Agreement is or becomes incorrect, untrue or misleading; • there is an omission from or misstatement relating to the completed due diligence questionnaire or other information provided by Sayona to the Lead Manager; • there is introduced or there is a public announcement of a proposal to introduce, into the Parliament of Australia, or any State of Australia or the Province of Québec a new law, or the Reserve Bank of Australia, any Commonwealth or State or Territory authority, or a Province of Québec authority, adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced before the date of the Placement Agreement); • a contravention by Sayona of the Corporations Act, its constitution, any of the ASX Listing Rules or any other applicable law or regulation; • Sayona or any of its respective Related Bodies Corporate charges, or agrees to charge, the whole or a substantial part of their respective business or property other than certain specified exceptions; • any aspect of the Unconditional Placement and the Conditional Placement does not comply with the Corporations Act or the ASX Listing Rules; • there is an adverse change, or an event occurs which is likely to give rise to an adverse change, in the financial position, results, condition, operations or prospects of Sayona; • trading in all securities quoted or listed on ASX, Nasdaq or the New York Stock Exchange is suspended or limited in a material respect for more than three days on which that exchange is open for trading; • any adverse change or disruption to the existing financial markets, political or economic conditions of Australia, Canada, Ghana or the United States or the international financial markets or any change in national or international political, financial or economic conditions; • a general moratorium on commercial banking activities in Australia, Canada, Ghana or the United States is declared by the relevant central banking authority in any of those countries, or a material disruption in commercial banking or security settlement or clearance services in any of those countries; • hostilities not presently existing at the date of this Placement Agreement commence (whether war has been declared or not) involving any one or more of Australia, Canada, Ghana, the People’s Republic of China or the United States or a major escalation in such existing hostilities occurs (whether war has been declared or not) involving any of those countries or a major terrorist act is perpetrated involving any of those countries or a national emergency is declared by any of those countries or a significant terrorist act is perpetrated anywhere in the world (other than in Israel, Iran, Lebanon or the surrounding region to those countries other than certain exclusions); or • certain Sayona Information includes a statement which is or becomes misleading or deceptive or likely to mislead or deceive. In some cases, the ability of the Lead Manager to terminate the Placement Agreement is limited to circumstances where the Lead Manager has reasonable grounds to believe that such event, matter or circumstance has or is likely to have a material adverse effect on the financial position or prospects of Sayona or the outcome or success of the Unconditional Placement and the Conditional Placement (or any part of it) or the market price of, or ability to settle the Unconditional Placement and the Conditional Placement of, any of the Sayona Consideration Shares, or could give rise to a contravention by the Lead Manager (or one of its affiliates) of (or the involvement of the Lead Manager in a contravention of) or liability of the Lead Manager (or one of its affiliates) under the Corporations Act or any other applicable law. If the Lead Manager terminates its obligations under the Placement Agreement, the Lead Manager will not be obliged to perform any of its obligations that remain to be performed. Termination of the Placement Agreement could have an adverse impact on the amount of proceeds raised under the Conditional Placement. 89Notice of Meeting and Explanatory Memorandum

11.9 Consents The following persons have given, and have not withdrawn, before the date of issue of this Explanatory Memorandum, their consent to be named in this Explanatory Memorandum in the form and context in which they are named: • Piedmont Lithium and in particular Piedmont Lithium has given, and has not withdrawn, before the date of issue of this Explanatory Memorandum, their written consent to the inclusion of the Piedmont Lithium Information including, for the avoidance of doubt, the financial information about Piedmont Lithium and the Merged Group; • Herbert Smith Freehills Kramer and Baker Botts as legal counsel to Sayona; • Morgan Stanley as exclusive financial adviser to Sayona; • RCF as subscriber under the Subscription Agreement; and • Canaccord Genuity (Australia) Limited ACN 075071 466 as Lead Manager. 90Notice of Meeting and Explanatory Memorandum

12. Glossary 12.1 Definitions In this Explanatory Memorandum, unless the context otherwise appears, the following terms have the meanings shown below: Term Meaning Additional Matters the Name Change and Remuneration Proposal. Additional Resolutions the associated resolutions to the Name Change and Remuneration Proposal. ADS American depositary share. ASIC the Australian Securities and Investments Commission. Associate has the meaning set out in section 12 of the Corporations Act. ASX ASX Limited (ABN 98 008 624 691) and, where the context requires, the financial market that it operates. ASX Listing Rules the official listing rules of ASX. Business Day a day ending at 11:59 p.m. (New York, New York time) other than a Saturday, Sunday, or a day on which banks in the State of New York, United States, are authorised or obligated to be closed, or a public holiday in the State of Queensland, Australia. Capital Raisings together, the Piedmont Equity Raise, Unconditional Placement and Conditional Placement. CDI a CHESS Depository Interest, being a unit of beneficial ownership in shares of an underlying security that is held on trust for the CDI holder by a depositary nominee. CDI Record Date 7:00pm (AEST), 7 August 2025 Certificate of Merger a certificate of merger in the form set forth in Annexure C to the Merger Agreement. CFIUS Committee on Foreign Investment in the United States. 91Notice of Meeting and Explanatory Memorandum

Term Meaning Competing Proposal means, in respect of either Sayona or Piedmont Lithium (the Recipient in such case), any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Piedmont Lithium (where Sayona is the Recipient) or any of its Subsidiaries) or Sayona (where Piedmont Lithium is the Recipient)), involving directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, scheme of arrangement or otherwise) by any Person or “group” (within the meaning of section 13(d) of the U.S. Securities Exchange Act of 1934) of any business or assets of the Recipient or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of the Recipient’s and its Subsidiaries’ assets (by fair market value), net revenue or EBITDA for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect; (b) any acquisition of beneficial ownership or economic ownership or interest by any Person or “group” (within the meaning of section 13(d) of the U.S. Securities Exchange Act of 1934) of 20% or more of the outstanding Sayona Shares (where Sayona is the Recipient) or Piedmont Common Stock (where Piedmont Lithium is the Recipient) or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or “group” (within the meaning of Section 13(d) of the U.S. Securities Exchange Act of 1934) beneficially owning 20% or more of the outstanding Sayona Shares (where Sayona is the Recipient) or Piedmont Common Stock (where Piedmont Lithium is the Recipient) entitled to vote on the election of directors; (c) any merger, scheme of arrangement, consolidation, share exchange, business combination, recapitalisation, liquidation, dissolution or similar transaction involving the Recipient, or any of its Subsidiaries that generated 20% or more of the Recipient’s and its Subsidiaries’ assets (by fair market value), net revenue or EBITDA for the preceding twelve months; or (d) otherwise requiring the Recipient to abandon, or otherwise fail to proceed with, the Merger. Completion the date of completion of the Merger. Conditional Placement the proposed issue of Sayona Shares to RCF to raise approximately AU$69 million (before costs). Conditional Placement Resolution the associated ordinary resolution to the proposed issue of Sayona Shares to RCF as detailed in the Notice of Meeting. Conditional Placement Shares has the meaning given in 1.1. Control has the meaning given in Section 50AA of the Corporations Act. Corporations Act the Corporations Act 2001 (Cth), as modified or varied by ASIC. DGCL Delaware General Corporation Law. EBITDA the underlying earnings before interest, tax, depreciation and amortisation. EGM the meeting of Sayona Shareholders to consider and vote on the Resolutions and includes any meeting convened following any adjournment or postponement of that meeting. 92Notice of Meeting and Explanatory Memorandum

Term Meaning Equity Securities (a) shares; (b) units; (c) options over issued or unissued shares or units; (d) rights to issued or unissued shares or units; (e) options over, or rights to, securities referred to in (c) or (d) above; (f) convertible securities; (g) securities that ASX decides to classify as equity securities; (h) but not securities that ASX decides to classify as debt securities. Explanatory Memorandum this explanatory memorandum. Filing Office the Division of Corporations of the Delaware Department of State. Form F-6 a registration statement on Form F-6 relating to the registration under the Securities Act of the issuance of the Sayona ADSs. Governmental Entity any United States, Australian, Canadian or other non-United States, non-Australian or non-Canadian national, federal, state, county, municipal, indigenous or local government, or other governmental or regulatory body or political subdivision thereof, and any entity exercising executive, legislative, judicial, arbitral, regulatory, taxing or administrative functions of or pertaining to government or any quasi-governmental body, or any government owned or controlled entity or enterprise, including, without limitation, the ASX and the Takeovers Panel. HSR Act Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder. ICA Investment Canada Act, as amended (Canada), and the regulations promulgated thereunder. Intervening Event has the meaning given in g). ktpa thousand tonnes per annum. Lead Manager Canaccord Genuity (Australia) Limited ACN 075 071 466. Li2 O lithium oxide. Merged Group following Completion, Sayona and its Subsidiaries, including Piedmont Lithium and its Subsidiaries. Merger the merger between Sayona and Piedmont Lithium, which will result in Sayona being the ultimate parent entity. Merger Conditions the conditions precedent to the Merger Agreement, as summarised in b). Merger Agreement the Merger Agreement between Sayona and Piedmont Lithium, as announced to the ASX on 19 November 2024 and amended by the Merger Amendment Agreement on 23 April 2025. Merger Condition the conditions to Completion summarised in Section 6.3 of this Explanatory Memorandum. Merger Effective/ Implementation Date refers to the time the Merger shall become effective upon the filing and acceptance of the Certificate of Merger effectuating the Merger with the Filing Office, or at such later time as shall be agreed upon in writing by Sayona and Piedmont Lithium and specified in such Certificate of Merger. 93Notice of Meeting and Explanatory Memorandum

Term Meaning Merger Resolution the merger resolution to be voted on at the EGM, the details of which are set out in the Notice of Meeting. NAL North American Lithium. Name Change the proposal to change the name of Sayona to Elevra Lithium. Name Change Resolution the associated special resolution to the proposal to change the name of Sayona to Elevra Lithium as detailed in the Notice of Meeting. NED Non-Executive Director. Notice of Meeting the notice convening the EGM. Performance Right a right issued under an employee incentive plan which confers on the holder a right to acquire a Sayona Share. Piedmont Board the board of directors of Piedmont Lithium. Piedmont CDI Holder a holder of CDIs as at the CDI Record Date. Piedmont Common Stock common stock of Piedmont Lithium. Piedmont Common Stockholder a holder of Piedmont Common Stock immediately prior to Completion. Piedmont Director a director of Piedmont Lithium. Piedmont Equity Raise the placement of 238,095,300 CDIs, each representing 1/100th of a share of Piedmont Common Stock, at the issue price of AU$0.168 per Piedmont CDI to institutional and professional investors. Piedmont Lithium Piedmont Lithium Inc. Piedmont Lithium Business the business carried on by Piedmont Lithium. Piedmont Lithium Information Information regarding Piedmont Lithium provided or prepared by Piedmont Lithium for inclusion in this Explanatory Memorandum or the Notice of Meeting. Piedmont Stockholder each person who is a Piedmont Common Stockholder or Piedmont CDI Holder. Placement Agreement the Placement Agreement between the Lead Manager and Sayona dated 19 November 2024 and amended 23 April 2025. Proceeding any actual claim (including a claim of a violation of applicable law, including environmental law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action. RCF Resource Capital Fund VIII L.P. Registration Statement the registration statement on Form F-4. Related Bodies Corporate has the meaning given in the Corporations Act. Relevant Interest has the meaning given in Sections 608 and 609 of the Corporations Act. 94Notice of Meeting and Explanatory Memorandum

Term Meaning Remuneration Proposal the proposal to increase the aggregate amount of directors’ fees that may be paid to Sayona’s Non-Executive Directors. Remuneration Resolution the associated ordinary resolution to the proposal to increase the aggregate amount of directors’ fees that may be paid to Sayona’s Non-Executive Directors as detailed in the Notice of Meeting. Sayona Sayona Mining Limited. Sayona ADS Consideration existing holders of Piedmont Lithium shares of common stock receiving Sayona American Depository Shares (ADSs) corresponding to 527 Sayona Shares (or 3.5133 Sayona Shares if the Consolidation Resolution is approved and is effected prior to Completion) for each share of Piedmont Common Stock. Sayona Board the board of directors of Sayona. Sayona Consideration Shares the Sayona Ordinary Consideration, together with the Sayona ADS Consideration. Sayona Director a member of the Sayona Board. Sayona Information information regarding Sayona provided or prepared by or on behalf of Sayona for inclusion in this Explanatory Memorandum or the Notice of Meeting. Sayona Non-Executive Directors the non-executive directors of the Sayona Board. Sayona Ordinary Consideration existing holders of Piedmont CHESS Depository Interests (CDIs) receiving 5.27 Sayona Shares (or 0.035133 Sayona Shares if the Consolidation Resolution is approved and is effected prior to Completion) for each Piedmont CDI held. Sayona Share a fully paid ordinary share in the capital of Sayona. Sayona Share Registry Computershare Investor Services Pty Limited (ABN 48 078 279 277). Sayona Shareholder each person who is registered as the holder of a Sayona Consideration Share. SEC United States Securities and Exchange Commission. Securities Act United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. Share Consolidation the proposed consolidation of Sayona Shares through the conversion of every 150 Sayona Shares held by a Sayona Shareholder into 1 Sayona Share. Share Consolidation Resolution the associated ordinary resolution to the proposed consolidation of Sayona Shares as detailed in the Notice of Meeting. Subscription Agreement the Subscription Agreement between RCF and Sayona dated 19 November 2024 and amended on 23 April 2025. Subsidiary has the meaning given in section 46 of the Corporations Act. Superior Proposal has the meaning given in f). Unconditional Placement the issuance of ordinary shares in Sayona to institutional and sophisticated investors raising aggregate proceeds of approximately AU$40 million. Unconditional Placement Resolution the associated ordinary resolution to the ratification of issuance of ordinary shares in Sayona to institutional and sophisticated investors as detailed in the Notice of Meeting. 95Notice of Meeting and Explanatory Memorandum

12.2 Interpretation In this Explanatory Memorandum, unless expressly stated or the context otherwise appears: (a) words and phrases have the same meaning (if any) given to them in the Corporations Act; (b) words importing a gender include any gender; (c) words importing the singular include the plural and vice versa; (d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa; (e) a reference to a section or annexure is a reference to a section of and an annexure to this Explanatory Memorandum as relevant; (f) a reference to any statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations, ordinances, or by laws amending, varying, consolidating or replacing it and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute; (g) headings and bold type are for convenience only and do not affect the interpretation of this Explanatory Memorandum; (h) a reference to time is a reference to time in Brisbane, Australia; (i) a reference to writing includes facsimile or email transmissions; and (j) a reference to dollars, $, cents, ¢ and currency is a reference to the lawful currency of the Commonwealth of Australia. 96Notice of Meeting and Explanatory Memorandum

Annexure 1 Notice of Meeting Notice is given that an extraordinary general meeting (EGM) of the shareholders of Sayona Mining Limited (ACN 091 951 978) (Sayona or the Company) will be held as a hybrid meeting, meaning that Sayona Shareholders may attend the meeting at the physical location or virtually via an online meeting platform. The details of the EGM are set out below: Date: 31 July 2025 Time: 10:30am (AEST) Location: in person at Capri by Fraser, 80 Albert Street, Brisbane Queensland and virtually via the online platform: www.meetnow.global/MWMRHN9 Sayona Shareholders or their proxyholders, attorneys or corporate representatives who attend the EGM online will be able to watch and listen to the EGM, ask questions and vote live during the meeting. Further information regarding participation in the EGM is set out in Section 5 of this Notice of Meeting. Sayona will notify Sayona Shareholders of any changes to the way in which the EGM is to be held by way of an ASX announcement and via its website at www.sayonamining.com.au. Sayona Shareholders should therefore monitor the ASX and Sayona’s website for any updates in relation to the EGM. Important • The accompanying Explanatory Memorandum describes the various matters to be considered at the EGM and contains information required in respect of the EGM. It forms part of, and should be read together with, this Notice of Meeting. • Capitalised terms used in this Notice of Meeting have the same meaning given to them in the Glossary contained in the Explanatory Memorandum, unless the context requires otherwise. Voting Eligibility The Sayona Board has determined, pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), that the persons eligible to attend and vote at the meeting are those who are registered Sayona Shareholders at 7:00pm (AEST), 29 July 2025. 97Notice of Meeting and Explanatory Memorandum

Items of Business Merger Resolution – Proposed issue of the Sayona Shares to the Piedmont Stockholders To consider and, if thought fit, pass the following as an ordinary resolution: “That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, the issue of up to 12,056,194,283 Sayona Shares (or 80,374,629 if the Share Consolidation is effected prior to Completion) (in each case on a fully diluted basis), is approved on the terms and conditions set out in the Merger Agreement and in the Explanatory Memorandum.” Voting exclusion statement for Merger Resolution The Company will disregard any votes cast in favour of the Merger Resolution by or on behalf of Piedmont Lithium or any of its associates, or any other person (or any of their associates) who will obtain a material benefit as a result of the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in Sayona or Piedmont Lithium) unless the vote is cast on the Merger Resolution: • as proxy or attorney for a person entitled to vote on the Merger Resolution in accordance with a direction given to the proxy or attorney to vote on the Merger Resolution in that way; or • as proxy or attorney for a person entitled to vote on the Merger Resolution by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy as the Chairman of the meeting decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: › the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an Associate of a person excluded from voting, on the Merger Resolution; and › the holder votes on the Merger Resolution in accordance with directions given by the beneficiary to the holder to vote in that way. Conditional Placement Resolution – Proposed issue of new shares in Sayona to RCF (Conditional Resolution) To consider and, if thought fit, pass the following as an ordinary resolution: “That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, the issue of 2,156,250,000 Sayona Shares (14,375,000 Sayona Shares on a post-Share Consolidation basis) to RCF is approved, subject to the completion of the Merger, and in accordance with the terms and conditions set out in the Subscription Agreement and in the Explanatory Memorandum.” This item is a conditional resolution and will be deemed to be withdrawn if the Merger Resolution does not pass on a majority (more than 50%) of the votes cast by or on behalf of Sayona Shareholders entitled to vote on the Merger Resolution. Please refer to the Explanatory Memorandum for further information. Voting exclusion statement for Conditional Placement Resolution The Company will disregard any votes cast in favour of the Conditional Placement Resolution by or on behalf of RCF or any of its associates, or any other person (or any of their associates) who will obtain a material benefit as a result of the proposed issue (except a benefit solely by reason of being a holder of ordinary shares in Sayona) unless the vote is cast on the Conditional Placement Resolution: • as proxy or attorney for a person entitled to vote on the Conditional Placement Resolution in accordance with a direction given to the proxy or attorney to vote on the Conditional Placement Resolution in that way; or • as proxy or attorney for a person entitled to vote on the Conditional Placement Resolution by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy as the Chairman of the meeting decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: › the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an Associate of a person excluded from voting, on the Conditional Placement Resolution; and › the holder votes on the Conditional Placement Resolution in accordance with directions given by the beneficiary to the holder to vote in that way. Unconditional Placement Resolution – Ratification of Unconditional Placement Shares To consider and, if thought fit, pass the following as an ordinary resolution: “That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the prior issue of 1,250,000,000 Sayona Shares under the Unconditional Placement announced on 19 November 2024, is ratified and approved, as summarised in the Explanatory Memorandum.” Voting exclusion statement for Unconditional Placement Resolution The Company will disregard any votes cast in favour of the Unconditional Placement Resolution by or on behalf of a person who participated in the Unconditional Placement or is a counterparty to the agreement being approved, or any of their associates, unless the vote is cast on the Unconditional Placement Resolution: • as proxy or attorney for a person entitled to vote on Unconditional Placement Resolution in accordance with a direction given to the proxy or attorney to vote on Unconditional Placement Resolution in that way; or • as proxy or attorney for a person entitled to vote on Unconditional Placement Resolution by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy as the Chairman of the meeting decides; or 98Notice of Meeting and Explanatory Memorandum

• by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: › the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an Associate of a person excluded from voting, on Unconditional Placement Resolution; and › the holder votes on the Unconditional Placement Resolution in accordance with directions given by the beneficiary to the holder to vote in that way. Name Change Resolution – Change in name (Conditional Resolution) To consider and, if thought fit, pass the following as a special resolution: “That, with effect from the date that ASIC alters the details of Sayona’s registration in accordance with Sections 157 and 136(2) of the Corporations Act and for all other purposes, the name of Sayona be changed to Elevra Lithium Limited to take effect from the date ASIC alters the details of the Company’s registration, and to replace all references to “Sayona Mining Limited” in the Company’s Constitution with “Elevra Lithium Limited”.” This resolution must be approved by special resolution passed by at least 75% of the votes cast by or on behalf of Sayona Shareholders entitled to vote on the Resolution. This item is a conditional resolution and will be deemed to be withdrawn if the Merger Resolution does not pass on a majority (more than 50%) of the votes cast by or on behalf of Sayona Shareholders entitled to vote on the Merger Resolution. Please refer to the Explanatory Memorandum for further information. Consolidation Resolution – Consolidation of share capital To consider and, if thought fit, pass the following as an ordinary resolution: ““That, for the purpose of Section 254H of the Corporations Act and for all other purposes, the Sayona Shares be consolidated through the conversion of every 150 Sayona Shares held by a Sayona Shareholder into 1 Sayona Share and, where this Consolidation results in a fraction of a Share being held, Sayona be authorised to round that fraction up to the nearest whole Share, with the Share Consolidation to take effect in accordance with the timetable set out in the Explanatory Memorandum, as amended by the Sayona Board (from time to time).” Remuneration Resolution – Increase in Non-Executive Director remuneration pool (Conditional Resolution) To consider and, if thought fit, pass the following as an ordinary resolution: “That, for the purposes of ASX Listing Rule 10.17 and clause 7.3(a) of the Constitution and for all other purposes, the aggregate amount of remuneration that may be paid to Sayona’s Non-Executive Directors be increased from AU$900,000 to AU$1,250,000 per annum.” This item is a conditional resolution and will be deemed to be withdrawn if the Merger Resolution does not pass on a majority (more than 50%) of the votes cast by or on behalf of Sayona Shareholders entitled to vote on the Merger Resolution. Please refer to the Explanatory Memorandum for further information. Voting exclusion statement for Remuneration Resolution The Company will disregard any votes cast on the Remuneration Resolution: • in favour of the Remuneration Resolution by or on behalf of a Director of the Company or any of their associates, regardless of the capacity in which the vote is cast; or • as a proxy by a person who is a member of the Company’s KMP at the date of the meeting or their closely related parties, unless the vote is cast on Remuneration Resolution : • as proxy or attorney for a person entitled to vote on the Remuneration Resolution in accordance with a direction given to the proxy or attorney to vote on the Remuneration Resolution in that way; or • as proxy for a person entitled to vote on the Remuneration Resolution by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy as the Chairman of the meeting decides, even though the Remuneration Resolution is connected with the remuneration of the Company’s KMP; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: › the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an Associate of a person excluded from voting, on the resolution; and › the holder votes on the Remuneration Resolution in accordance with directions given by the beneficiary to the holder to vote in that way. The ‘Notes relating to voting’ and the Explanatory Memorandum form part of this Notice of Meeting. By Order of the Sayona Board Dylan Roberts Company Secretary 99Notice of Meeting and Explanatory Memorandum

Notes relating to voting Voting procedure Voting at the EGM will be conducted by way of a poll. Voting results will be announced to the ASX as soon as practicable after the EGM. Voting entitlement The time for determining eligibility to vote at the EGM is set out on the front page of the Notice of Meeting. Only those Sayona Shareholders entered on the register of Shareholders at that time will be entitled to attend and vote at the EGM, either in person, by proxy or attorney, or in the case of a corporate Shareholder, by a body corporate representative. Share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the EGM. Voting in person Sayona Shareholders entitled to vote at the EGM (or their proxies, attorneys or corporate representatives who have been properly appointed – refer below) may attend the EGM and vote in person or online. For those participating electronically, voting will occur via the online platform at www.meetnow.global/MWMRHN9 in accordance with the provisions of this Notice of Meeting and the instructions for voting set out on the online platform and in the Computershare Online Meeting Guide accompanying this Notice of Meeting. Voting by proxy Sayona Shareholders entitled to vote at the EGM may appoint a proxy to participate and vote on their behalf. To appoint a proxy, a Sayona Shareholder should complete the proxy form and submit that completed proxy form online, by mobile, by post or by fax in accordance with the instructions set out below. A proxy form is attached to this Notice of Meeting. A proxy need not be a Sayona Shareholder. A Sayona Shareholder who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the Sayona Shareholder appoints 2 proxies and the appointment does not specify the proportion or number of the Sayona Shareholder’s votes each proxy may exercise, then in accordance with Section 249X(3) of the Corporations Act, each proxy may exercise half of the votes (disregarding fractions). If proxy holders vote, they must cast all directed proxies as directed. Chairman of the EGM as proxy: Sayona Shareholders who return their proxy form with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the EGM as their proxy to vote on their behalf. If your appointed proxy does not attend the EGM, or does not vote as directed, the Chairman of the EGM will become your proxy by default and will cast any available proxies as directed, or, if no direction is given, as seen fit. The Chairman of the EGM intends to vote all available proxies in favour of Resolutions 1 – 6. Lodging your proxy form To vote by proxy, please complete the proxy form. To be effective, completed proxy forms must be received by no later than 10:30am (AEST), 29 July 2025. Completed proxy forms should be sent to Sayona’s share registry, Computershare Investor Services Pty Ltd, as follows: Online or by mobile: Enter the control number, SRN/HIN and postcode shown on the first page of the proxy form at: www.investorvote.com.au By post: Sayona Mining Limited C/- Computershare Investor Services Pty Ltd GPO Box 242 Melbourne VIC 3001 Australia By fax: Sayona Mining Limited C/- Computershare Investor Services Pty Ltd (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555 Custodian voting: For Intermediary Online subscribers only: www.intermediaryonline.com A proxy cannot be appointed electronically if they are appointed under a power of attorney or similar authority. The online proxy facility may not be suitable for Sayona Shareholders who wish to appoint two proxies with different voting directions. For all enquiries regarding how to vote, contact Computershare Investor Services Pty Ltd on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia). Corporate representatives A Sayona Shareholder that is a body corporate or a proxy that is a body corporate may elect to appoint an individual as its representative to act at the EGM. Where a body corporate appoints a representative, Sayona requires written proof of the representative’s appointment to be lodged with, or presented to, Sayona before the EGM. An appointment form may be obtained from Computershare Investor Services Pty Limited by calling 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia) or from www.investorcentre.com/au under “Printable Forms”. 100Notice of Meeting and Explanatory Memorandum

Power of Attorney Sayona Shareholders may appoint an attorney to attend and vote at the EGM on their behalf. The attorney may, but need not, be a Sayona Shareholder. Where the appointment of a proxy is signed by the appointer’s attorney, the original power of attorney under which the proxy was signed, or a certified copy must be received by 10:30am (AEST), 29 July 2025 (unless it has been previously provided). The power of attorney should be received by Computershare Investor Services Pty Limited in any of the following ways: • in person to Share Registry – Computershare Investor Services Pty Limited, Level 1, 200 Mary Street, Brisbane QLD 4000 • by post to GPO Box 2975 Melbourne VIC 3001 Australia • by fax from within Australia 1800 783 447; from outside of Australia +61 3 9473 2555 Custodians and nominees Custodians and nominees that are Intermediary Online subscribers are able to lodge a proxy vote online by visiting www.intermediaryonline.com .. Questions from Sayona Shareholders Sayona welcomes questions from Sayona Shareholders who are attending the EGM in person and online. In the interests of all present, please confine your questions to matters before the EGM that are relevant to Sayona Shareholders as a whole. Sayona staff will be available on the day of the EGM to discuss individual questions from Sayona Shareholders. Technical difficulties when attending online Technical difficulties may arise during the course of the EGM. The Chairman of the EGM has discretion as to whether and how the EGM should proceed in the event that a technical difficulty arises. In exercising their discretion, the Chairman of the EGM will have regard to the number of Sayona Shareholders impacted and the extent to which participation in the business of the EGM is affected. Where they consider it appropriate, the Chairman of the EGM may continue to hold the EGM and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, Sayona Shareholders are encouraged to lodge a directed proxy by 10:30am (AEST), 29 July 2025, even if they plan to attend the EGM online. Dated 20 June 2025 101Notice of Meeting and Explanatory Memorandum

Annexure 2

Ore Reserve and Mineral Resource estimates

1. Sayona

Sayona's current Ore Reserves and Mineral Resource Estimates (reported by Sayona in accordance with the JORC Code (2012 edition)) are set out below (reported on an 100% basis). Mineral Resource Estimates are reported inclusive of Ore Reserves.

1.1 Mineral Resource Estimates

Asset	Classification	Tonnage (Mt)	Grade (% Li_2O)	Contained Metal (kt Li_2O)	Contained LCE kt
NAL (75%)	Measured	0.9	1.11%	10	25
	Indicated	71.1	1.14%	811	2,004
	M+I	**72.1**	**1.14%**	**821**	**2,029**
	Inferred	15.8	1.05%	166	410
Authier (75%)	Measured	6.0	0.98%	59	145
	Indicated	8.1	1.03%	83	206
	M+I	**14.1**	**1.01%**	**142**	**351**
	Inferred	2.9	1.00%	29	72
Moblan (60%)	Measured	6.0	1.53%	92	227
	Indicated	59.1	1.22%	721	1,783
	M+I	**65.1**	**1.25%**	**813**	**2,010**
	Inferred	28.0	1.14%	319	789

1.2 Ore Reserve Estimates

Asset	Classification	Tonnage (Mt)	Grade (% Li_2O)	Contained Metal (kt Li_2O)	Contained LCE kt
NAL (75%)	Proven	0.2	1.09%	2	5
	Probable	19.9	1.09%	217	536
	Total	**20.1**	**1.09%**	**219**	**542**
Authier (75%)	Proven	6.2	0.93%	58	143
	Probable	5.1	1.00%	51	126
	Total	**11.3**	**0.96%**	**109**	**269**
Moblan (60%)	Proven	–	–	–	–
	Probable	34.5	1.36%	470	1,162
	Total	**34.5**	**1.36%**	**470**	**1,162**

Notice of Meeting and Explanatory Memorandum
102

2. Piedmont Lithium

Piedmont Lithium's current Ore Reserves and Mineral Resource Estimates (reported by Piedmont Lithium in accordance with the JORC Code (2012 edition)) are set out below (reported on an 100% basis). Mineral Resource Estimates are reported inclusive of Ore Reserves.

2.1 Mineral Resource Estimates

Asset	Classification	Tonnage (Mt)	Grade (% Li_2O)	Contained Metal (kt Li_2O)	Contained LCE kt
NAL (25%)	Measured	0.9	1.11%	10	25
	Indicated	71.1	1.14%	811	2,004
	M+I	**72.1**	**1.14%**	**821**	**2,029**
	Inferred	15.8	1.05%	166	410
Authier (25%)	Measured	6.0	0.98%	59	145
	Indicated	8.1	1.03%	83	206
	M+I	**14.1**	**1.01%**	**142**	**351**
	Inferred	2.9	1.00%	29	72
Carolina (100%)	Indicated	28.2	1.11%	313	774
	M+I	**28.2**	**1.11%**	**313**	**774**
	Inferred	15.9	1.02%	162	401

2.2 Ore Reserve Estimates

Asset	Classification	Tonnage (Mt)	Grade (% Li_2O)	Contained Metal (kt Li_2O)	Contained LCE kt
NAL (25%)	Proven	0.2	1.09%	2	5
	Probable	19.9	1.09%	217	536
	Total	**20.1**	**1.09%**	**219**	**542**
Authier (25%)	Proven	6.2	0.93%	58	143
	Probable	5.1	1.00%	51	126
	Total	**11.3**	**0.96%**	**109**	**269**
Carolina (100%)	Proven	–			
	Probable	18.3	1.10%	201	497
	Total	**18.3**	**1.10%**	**201**	**497**

Notice of Meeting and Explanatory Memorandum
103

Corporate Directory Company Sayona Mining Limited ABN: 26 091 951 978 The Company is listed on the Australian Securities Exchange (ASX) ASX Code: SYA The Company is quoted on the OTCQB Venture Market (OTCQB) OTCQB Code: SYAXF Directors Mr Lucas Dow Managing Director and Chief Executive Officer Mr James Brown Executive Director Mr Allan Buckler Non-Executive Director Mr Paul Crawford Non-Executive Director Ms Laurie Lefcourt Non-Executive Director Mr Philip Lucas Non-Executive Director Executive Leadership Team Mr Lucas Dow Managing Director and Chief Executive Officer Mr Dougal Elder Chief Financial Officer Mr Sylvain Collard President and Chief Operating Officer, Canada Company Secretary Mr Dylan Roberts Office Locations Brisbane Office (Registered Office) Level 28, 10 Eagle Street Brisbane, Queensland 4000 Australia Postal Address GPO Box 1638 Brisbane, Queensland 4001 Australia Telephone +61 7 3369 7058 Email info@sayonamining.com.au Website www.sayonamining.com.au Montréal Office 1100, boul. Rene-Lévesque Ouest Bureau 1230 Montréal, Québec H3B 4N4 Canada Lawyer Herbert Smith Freehills Kramer ANZ Tower 161 Castlereagh Street Sydney, New South Wales 2000 Australia Telephone +61 2 9225 5000 Share Registry Computershare Investor Services Pty Limited Level 1, 200 Mary Street Brisbane, Queensland 4000 Australia Telephone 1300 850 505 (within Australia) +61 3 9415 4000 (outside Australia) Facsimile +61 3 9473 2500 Website www.computershare.com 104Notice of Meeting and Explanatory Memorandum

105Notice of Meeting and Explanatory Memorandum

SAYONA MINING LIMITED

ABN 26 091 951 978

SYA

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Need assistance?

Phone:
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

Online:
www.investorcentre.com/contact

YOUR VOTE IS IMPORTANT

For your proxy appointment to be effective it must be received by **10:30am (AEST) on Tuesday, 29 July 2025.**

Proxy Form

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

APPOINTMENT OF PROXY

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

SIGNING INSTRUCTIONS FOR POSTAL FORMS

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

PARTICIPATING IN THE MEETING

Corporate Representative
If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate "Appointment of Corporate Representative". A form may be obtained from Computershare or online at www.investorcentre.com/au and select "Printable Forms".

Lodge your Proxy Form:

XX

Online:

Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.

Your secure access information is

Control Number: 999999

SRN/HIN: I9999999999

PIN: 99999

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

By Mail:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Australia

By Fax:

1800 783 447 within Australia or
+61 3 9473 2555 outside Australia

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare.

Samples/000001/000001

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with '**X**') should advise your broker of any changes.

I 9999999999 IND

Proxy Form

Please mark ☒ to indicate your directions

Step 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Sayona Mining Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ______________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Extraordinary General Meeting of Sayona Mining Limited to be held at Capri by Fraser, 80 Albert Street, Brisbane Queensland 4000 and online via https://meetnow.global/MWMRHN9 on Thursday, 31 July 2025 at 10:30am (AEST) and at any adjournment or postponement of that meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolution 6 (except where I/we have indicated a different voting intention in step 2) even though Resolution 6 is connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolution 6 by marking the appropriate box in step 2.

Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

Please Note: If the Chairman of the Meeting is appointed as your proxy (or becomes your proxy by default), the Chairman of the Meeting intends to vote available proxies in the manner set out beside each resolution. This reflects the Board's recommendation.

Voting directions to your proxy

Please mark ☒ (within the box) to indicate your directions

Resolutions proposed by the Board

		Resolution	For	Against	Abstain
For	1	Merger Resolution – Proposed issue of the Sayona Consideration Shares to the Piedmont Stockholders	☐	☐	☐
For	2	Conditional Placement Resolution – Proposed issue of new shares in Sayona to RCF (Conditional Resolution)	☐	☐	☐
For	3	Unconditional Placement Resolution – Ratification of Unconditional Placement Shares	☐	☐	☐
For	4	Name Change Resolution – Change in name (Conditional Resolution)	☐	☐	☐
For	5	Consolidation Resolution – Consolidation of share capital	☐	☐	☐
For	6	Remuneration Resolution – Increase in Non-Executive Director remuneration pool (Conditional Resolution)	☐	☐	☐

317628_01_V1

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

Step 3 Signature of Securityholder(s)

This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3	
			/ /
Sole Director & Sole Company Secretary	Director	Director/Company Secretary	Date

Update your communication details *(Optional)*

By providing your email address, you consent to receive future Notice of Meeting & Proxy communications electronically

Mobile Number	Email Address

SYA 317628A

Computershare

SAYONA MINING LIMITED

ABN 26 091 951 978

Need assistance?

Phone:
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

Online:
www.investorcentre.com/contact

SYA

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Sayona Mining Limited Extraordinary General Meeting

The Sayona Mining Limited Extraordinary General Meeting will be held on Thursday, 31 July 2025 at 10:30am (AEST). You are encouraged to participate in the meeting using the following options:

MAKE YOUR VOTE COUNT

To lodge a proxy, access the Notice of Meeting and other meeting documentation visit www.investorvote.com.au and use the below information:

Control Number: 999999

SRN/HIN: I9999999999

PIN: 99999

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

For your proxy appointment to be effective it must be received by 10:30am (AEST) Tuesday, 29 July 2025.

ATTENDING THE MEETING VIRTUALLY

To watch the webcast, ask questions and vote on the day of the meeting, please visit:
https://meetnow.global/MWMRHN9

For instructions refer to the online user guide www.computershare.com.au/virtualmeetingguide

ATTENDING THE MEETING IN PERSON

The meeting will be held at:
Capri by Fraser, 80 Albert Street, Brisbane Queensland 4000

You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare.

Samples/000001/000002/i12

sayonamining.com.au

Additional Information and Where to Find It

In connection with the proposed transaction, Sayona has filed with the SEC a registration statement on Form F-4, which includes a prospectus of Sayona. The registration statement was declared effective by the SEC on June 20, 2025. Sayona may also file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED (IF AND WHEN THEY BECOME AVAILABLE) WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN (IN THE CASE OF OTHER DOCUMENTS THAT MAY BE FILED) IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders are and will be (in the case of documents that may be filed) able to obtain free copies of these documents and other documents containing important information about Piedmont and Sayona, as well as any amendments or supplements to these documents, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sayona are and will be (in the case of documents that may be filed) available free of charge on Sayona’s website at sayonamining.com.au or by contacting Sayona’s Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058. Copies of the documents filed with the SEC by Piedmont are and will be (in the case of documents that may be filed) available free of charge on Piedmont’s website at http://www.piedmontlithium.com/ or by contacting Piedmont’s Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461-8000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the acquisition, nor shall there be any sale of Sayona securities pursuant to the acquisition in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of Sayona securities pursuant to the acquisition shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont’s directors and executive officers may be found in its 2024 Annual Report on Form 10-K filed with the SEC on February 26, 2025, available at www.piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona’s directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://sayonamining.com.au/investors/financial-reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona’s or Piedmont’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement/prospectus and is or may be included in other relevant materials filed or that may be filed with the SEC and applicable securities regulators in Australia, in the case of other relevant materials that may be filed, if and when they become available.